Exhibit 99.1

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the presentation of these consolidated financial statements in accordance with Korean International Financial Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended, in conformity with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2014

This report is effective as of February 25, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(in millions of Won)	Notes	December 31, 2013		December 31, 2012
Assets
Cash and cash equivalents	4,5,23	￦	4,208,562	4,680,526
Trade accounts and notes receivable, net	6,17,23,28,29,38		11,492,601	11,037,973
Other receivables, net	7		1,890,423	1,997,152
Other short-term financial assets	8,23,38		2,970,665	1,849,281
Inventories	9		9,798,381	10,584,646
Current income tax assets	36		32,417	17,168
Assets held for sale	10		2,494	1,190
Other current assets	16		1,270,668	1,398,180

Total current assets			31,666,211	31,566,116

Long-term trade accounts and notes receivable, net	6,23		97,000	142,204
Other receivables, net	7		797,455	808,903
Other long-term financial assets	8,23		4,465,730	3,860,966
Investments in associates and joint ventures	11		3,808,693	3,039,261
Investment property, net	13		425,229	521,191
Property, plant and equipment, net	14		35,760,119	32,276,379
Intangible assets, net	15		5,929,840	5,662,361
Deferred tax assets	36		1,139,932	994,684
Other long-term assets	16		365,198	393,786

Total non-current assets			52,789,196	47,699,735

Total assets		￦	84,455,407	79,265,851

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2013 and 2012

(in millions of Won)	Notes	December 31, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	23,38	￦	4,231,322	4,389,195
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,713,646	10,509,348
Other payables	18		2,128,854	1,834,904
Other short-term financial liabilities	19,23,38		135,904	92,741
Current income tax liabilities	36		358,930	559,328
Provisions	20		107,329	77,831
Other current liabilities	22,29		2,565,174	2,311,654

Total current liabilities			20,241,159	19,775,001

Long-term trade accounts and notes payable	23,38		559	2,593
Long-term borrowings, excluding current installments	4,17,23		15,532,959	14,412,085
Other payables	18		206,634	243,922
Other long-term financial liabilities	19,23		260,021	117,713
Net defined benefit liabilities	21		273,160	345,688
Deferred tax liabilities	36		1,711,762	1,461,519
Long-term provisions	20		146,272	100,098
Other long-term liabilities	22		260,851	377,814

Total non-current liabilities			18,392,218	17,061,432

Total liabilities			38,633,377	36,836,433

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,078,266	1,104,814
Hybrid bonds	25		996,919	—
Reserves	26		(23,076)	(88,150)
Treasury shares	27		(1,579,124)	(2,391,406)
Retained earnings			41,090,649	40,346,481

Equity attributable to owners of the controlling company			42,046,037	39,454,142
Non-controlling interests	25		3,775,993	2,975,276

Total equity			45,822,030	42,429,418

Total liabilities and equity		￦	84,455,407	79,265,851

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(in millions of Won, except per share information)	Notes	December 31, 2013		December 31, 2012
Revenue	28,29,38	￦	61,864,650	63,604,151
Cost of sales	29,31,35,38		(55,004,591)	(56,142,892)

Gross profit			6,860,059	7,461,259
Selling and administrative expenses	30,35
Administrative expenses	31		(2,231,805)	(2,129,463)
Selling expenses			(1,632,120)	(1,678,688)

Operating profit	32		2,996,134	3,653,108
Share of loss of equity-accounted investees, net	11		(179,809)	(22,702)
Finance income and costs	23,33
Finance income			2,380,838	2,897,063
Finance costs			(2,829,253)	(2,797,638)
Other non-operating income and expenses	34,38
Other non-operating income			229,073	448,120
Other non-operating expenses	35		(650,806)	(809,465)

Profit before income tax			1,946,177	3,368,486
Income tax expense	36		(590,997)	(982,879)

Profit for the period			1,355,180	2,385,607
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	21		6,224	(62,527)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(183,836)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments	23		412,346	(81,471)
Foreign currency translation differences			(220,464)	(363,088)

Other comprehensive income (loss), net of tax			14,270	(637,922)

Total comprehensive income for the period		￦	1,369,450	1,747,685

Profit (loss) attributable to:
Owners of the controlling company		￦	1,376,396	2,462,081
Non-controlling interests			(21,216)	(76,474)

Profit for the period		￦	1,355,180	2,385,607

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	1,444,262	1,911,506
Non-controlling interests			(74,812)	(163,821)

Total comprehensive income for the period		￦	1,369,450	1,747,685

Basic and diluted earnings per share	37	￦	17,409	31,874

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

	Attributable to owners of the controlling company								Non-	Total
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests
Balance as of January 1, 2012	￦	482,403	1,150,452	—	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	—	2,462,081	2,462,081	(76,474)	2,385,607
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(112,974)	—	—	(112,974)	(17,862)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(86,661)	—	—	(86,661)	5,190	(81,471)
Foreign currency translation differences, net of tax		—	—	—	(292,015)	—	—	(292,015)	(71,073)	(363,088)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(58,925)	(58,925)	(3,602)	(62,527)

Total comprehensive income		—	—	—	(491,650)	—	2,403,156	1,911,506	(163,821)	1,747,685

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)	(19,751)	(599,084)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)	—	(154,489)
Changes in subsidiaries		—	—	—	—	—	—	—	35,870	35,870
Changes in ownership interests in subsidiaries		—	(41,924)	—	—	—	—	(41,924)	715,148	673,224
Others		—	(3,714)	—	(1,926)	—	(32,328)	(37,968)	34,260	(3,708)

Total transactions with owners of the controlling company		—	(45,638)	—	(1,926)	—	(766,150)	(813,714)	765,527	(48,187)

Balance as of December 31, 2012	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For years ended December 31, 2013 and 2012

	Attributable to owners of the controlling company								Non-	Total
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	—	1,376,396	1,376,396	(21,216)	1,355,180
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(166,787)	—	—	(166,787)	(17,049)	(183,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	412,453	—	—	412,453	(107)	412,346
Foreign currency translation differences, net of tax		—	—	—	(180,839)	—	—	(180,839)	(39,625)	(220,464)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	3,039	3,039	3,185	6,224

Total comprehensive income		—	—	—	64,827	—	1,379,435	1,444,262	(74,812)	1,369,450

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	40,506	40,506
Changes in ownership interests in subsidiaries		—	(31,417)	—	—	—	—	(31,417)	373,963	342,546
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)	(6,228)	(30,389)
Disposal of treasury shares		—	5,348	—	—	812,282	—	817,630	—	817,630
Others		—	(479)	—	247	—	6,851	6,619	(636)	5,983

Total transactions with owners of the controlling company		—	(26,548)	996,919	247	812,282	(635,267)	1,147,633	875,529	2,023,162

Balance as of December 31, 2013	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in millions of Won)	Note	December 31, 2013		December 31, 2012
Cash flows from operating activities
Profit for the period		￦	1,355,180	2,385,607
Adjustments for:
Depreciation			2,505,536	2,405,769
Amortization			180,014	157,991
Finance income			(1,012,281)	(1,553,200)
Finance costs			1,585,778	1,605,414
Income tax expense			590,997	982,879
Gain on disposal of property, plant and equipment			(14,177)	(42,290)
Loss on disposal of property, plant and equipment			121,133	65,486
Share of loss of equity-accounted investees			179,809	22,702
Cost for defined benefit plans			247,748	226,132
Warranty expense			111,364	25,127
Bad debt expenses			201,185	123,373
Loss on valuation of inventories			49,172	76,484
Impairment loss of assets held for sale			1,814	258,451
Impairment loss of goodwill and intangible assets			125,316	21,776
Gain on disposals of assets held for sale			(101,611)	(193,333)
Others, net			40,821	(13,659)

			4,812,618	4,169,102

Changes in operating assets and liabilities	40		(116,432)	1,933,358
Interest received			227,989	238,231
Interest paid			(797,316)	(874,711)
Dividends received			193,008	178,317
Income taxes paid			(816,912)	(710,448)

Net cash provided by operating activities		￦	4,858,135	7,319,456

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(in millions of Won)	Note	December 31, 2013		December 31, 2012
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(4,449,312)	(3,616,118)
Proceeds from disposal of short-term financial instruments			3,901,527	3,847,682
Increase in loans			(575,343)	(434,156)
Collection of loans			417,971	318,745
Acquisitions of available-for-sale investments			(309,469)	(307,712)
Proceeds from disposal of available-for-sale investments			269,363	700,686
Acquisitions of investments of equity-accounted investees			(1,076,763)	(492,681)
Proceeds from disposal of investments of equity-accounted investees			89,533	18,428
Acquisitions of property, plant and equipment			(6,569,613)	(7,054,543)
Proceeds from disposal of property, plant and equipment			82,153	272,948
Acquisitions of intangible assets			(543,666)	(448,214)
Proceeds from disposal of intangible assets			5,429	10,945
Proceeds from disposal of assets held for sale			126,809	1,268,545
Acquistions of other investment assets			(9,258)	(128)
Proceeds from disposal of other investment assets			31,295	19,566
Cash received from (paid in) acquisition of business, net of cash acquired			5,729	(98,880)
Cash received from disposal of business			5,962	13,041
Other, net			(154,017)	(187,157)

Net cash used in investing activities			(8,751,670)	(6,169,003)

Cash flows from financing activities
Proceeds from borrowings			5,098,702	3,007,017
Repayment of borrowings			(2,845,957)	(1,884,140)
Proceeds from (repayment of) short-term borrowings, net			86,475	(1,412,138)
Proceeds from disposal of treasury shares			14,019	—
Payment of cash dividends			(648,580)	(751,908)
Proceeds from issuance of hybrid bonds			1,495,387	—
Payment of interest of hybrid bonds			(26,088)	—
Other, net			358,378	133,542

Net cash povided (used in) by financing activities			3,532,336	(907,627)

Effect of exchange rate changes on cash held			(110,765)	(160,982)

Net increase in cash and cash equivalents			(471,964)	81,844
Cash and cash equivalents at beginning of the period			4,680,526	4,598,682

Cash and cash equivalents at end of the period		￦	4,208,562	4,680,526

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2013 and 2012

1. General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 172 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 100 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through eight of its overseas liaison offices.

As of December 31, 2013 and 2012, POSCO’s shareholders are as follows:

	2013		2012
Shareholder’s name	Number of shares	Ownership(%)	Number of shares	Ownership(%)
National Pension Service	6,577,907	7.54	5,225,654	5.99
Nippon Steel & Sumitomo Metal Corporation(*1)	4,394,712	5.04	4,394,712	5.04
Hyundai Heavy Industries Co.,Ltd. and subsidiaries(*2)	2,197,707	2.52	2,183,997	2.50
Pohang University of Science and Technology	1,905,000	2.18	1,905,000	2.18
KB Financial Group Inc. and subsidiaries(*2)	1,846,994	2.12	1,919,773	2.20
Others	70,264,515	80.60	71,557,699	82.09

	87,186,835	100.00	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2013, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2013 and 2012 are as follows :

	Principal Operations	Ownership (%)
		2013			2012
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO Processing & Service	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO PLANTEC Co., Ltd.	Steel work maintenance and machinery installation	—	—	—	100.00	—	100.00	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE (former Seoung Gwang Co., Ltd.)	Business facility maintenance	54.46	11.77	66.23	69.38	30.62	100.00	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	72.09	—	72.09	94.74	—	94.74	Changwon
POSTECH Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO CHEMTECH	Manufacturing and sellings of refractories	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH(*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
Postech 2006 Energy Fund(*2)	Investment in new technologies	—	—	—	—	22.11	22.11	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	34.20	40.36	74.56	34.20	33.56	67.76	Cheonan
POSCO NIPPON STEEL RHF JOINT VENTURE. CO., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO., Ltd	Construction and engneering service	—	95.56	95.56	—	95.56	95.56	Seongnam
Pohang SPFC Co., Ltd.	Steel manufacturing	—	—	—	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	—	—	—	100.00	—	100.00	Pohang
POSCO AST	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Ansan
POSHIMETAL Co., Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
Poscoene	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POSCO Humans	Construction	90.30	—	90.30	85.25	—	85.25	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	—	—	—	81.00	81.00	Seongnam
Steel Processing and Fabricating Center Co., LTD	Steel manufacturing	—	70.52	70.52	—	65.84	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	—	—	—	86.87	86.87	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	—	—	—	86.48	86.48	Incheon
Postech Early Stage Fund(*2)	Financial investment	—	—	—	—	10.00	10.00	Pohang
Busan E&E Co,. Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Financial investment	60.79	39.21	100.00	60.79	39.21	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Daewoo International Corporation	Trading and Energy & Resource development	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	16.70	63.30	80.00	Seongnam
Gunsan SPFC Co., Ltd.	Steel processing and sales	—	—	—	—	70.09	70.09	Gunsan
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Reco Metal Co., Ltd.	Smelting of metal	—	—	—	—	100.00	100.00	Hwasung
New Altec Co., Ltd	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power plant design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd.	Service	—	—	—	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	64.00	64.00	Jeju
POS-HiAL	Aluminum products manufacturing and sales	—	51.00	51.00	—	65.30	65.30	Youngam
MCM Korea	Iron ore sales & mine development	—	—	—	—	100.00	100.00	Seoul
Tancheonene Co., Ltd	Sewage heat energy supply	—	—	—	5.00	95.00	100.00	Seoul
IT Engineering(*2)	Automotive engineering service	—	17.00	17.00	—	—	—	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

	Principal Operations	Ownership (%)
		2013			2012
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	HongKong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	—	—	—	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
INTERNATIONAL BUSINESS CENTER CORPORATION	Leasing service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Guangdong) Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	HongKong
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BIOVENTURES I, L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA Stainless Steel Industry	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd.	Steel manufacturing	—	88.02	88.02	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	91.63	—	91.63	91.63	—	91.63	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	UAE
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control equipment manufacturing	—	100.00	100.00	—	100.00	100.00	China
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

	Principal Operations	Ownership (%)
		2013			2012
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX, S.A.DE.C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POSCO MPC Servicios S.A. de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-Uruguay S.A	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS LIMITED	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus(Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST CO., LTD.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
Motta Resources Indonesia	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT PEN INDONESIA	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction—UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International (America) Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International (Deutschland) GmbH.	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO TEXTILE FERGANA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	68.30	68.30	—	68.30	68.30	China
POSCO MAURITIUS LIMITED	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
Myanmar Daewoo Limited	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO STC VINA LTD.	Textile manufacturing	—	—	—	—	100.00	100.00	Vietnam
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	—	—	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	—	—	—	60.00	60.00	Sudan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

	Principal Operations	Ownership (%)
		2013			2012
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO POWER AND INFRA (PTY) LTD.	Electricity	—	100.00	100.00	—	—	—	Republic of South Africa
PGSF, L.P.	Investment in Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical Industry	—	99.92	99.92	—	99.92	99.92	USA
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	—	—	—	100.00	100.00	Germany
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	—	—	—	100.00	100.00	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	—	—	—	99.90	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	—	—	—	99.00	99.00	Chile
SANTOSCMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOSCMI S.A. DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	—	—	—	95.00	95.00	Argentina
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon S.A.	Resource Development	—	100.00	100.00	—	100.00	100.00	Cameroon
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	HongKong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO RESOURCES INDONESIA	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT.POSCO ICT INDONESIA	IT service and Electric Control Engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	60.00	60.00	—	60.00	60.00	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Logistics	—	72.93	72.93	—	78.15	78.15	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	Manufacturing and selling of quicklime	—	80.00	80.00	—	80.00	80.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

	Principal Operations	Ownership (%)
		2013			2012
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	South Africa
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Costa Rica
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	68.41	68.41	—	68.41	68.41	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	99.00	99.00	—	99.00	99.00	China
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	Steel sales	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human-resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO ENGINEERING (THAILAND) CO., LTD.(*2)	Chemical plant	—	48.90	48.90	—	—	—	Thailand
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.67	51.67	—	—	—	China
POSCO-Mory-Maruyasu PIPE	Common steel welded pipe manufacturing and selling	—	50.00	50.00	—	—	—	Japan
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintemance	—	67.00	67.00	—	—	—	Indonesia
KRAKATAU POS-CHEM DONG-SUH CHEMICA(*2)	Chemical by-product manufacturing and sales	—	45.00	45.00	—	—	—	Indonesia
Myanmar Daewoo International Corporation	Trading business	—	100.00	100.00	—	—	—	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	—	—	—	Italy
DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	—	—	Canada
Yingkou Puxiang Trade Co., Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	—	—	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	—	—	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	—	—	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	—	—	Myanmar
Myanmar POSCO Engineering& Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	—	—	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	—	—	—	Thailand

(*1)	Included as a subsidiary from 2011 as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has a 4.72% ownership interest.
(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

The amounts recognized in equity as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control (2013: POSCO Specialty Steel Co., Ltd., POSCO ICT Co., Ltd., POSCO TMC Co., Ltd. etc., 2012: POSCO Specialty Steel Co., Ltd., POSCO ENERGY Co., Ltd., POSCO-Thainox Public Company Limited, etc.) were ￦31,417 million and ￦41,924 million for the years ended December 31, 2013 and 2012, respectively.

Cash flows from increase in non-controlling interest, net for the years ended December 31, 2013 and 2012 amounted to ￦385,122 million and ￦375,850 million, respectively.

Cash dividends paid to POSCO by subsidiaries for the years ended December 31, 2013 and 2012 amounted to ￦71,970 million and ￦22,581 million, respectively.

As of December 31, 2013, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Summarized financial information of subsidiaries as of December 31, 2013 and 2012 are as follows:

1)	December 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	6,853,318	3,885,127	2,968,191	8,028,269	98,714
POSCO Processing&Service		1,061,686	367,791	693,895	2,745,727	35,941
POSCO COATED & COLOR STEEL Co., Ltd.		449,661	280,097	169,564	821,183	(5,173)
POSCO ICT		733,968	327,728	406,240	1,050,747	33,796
POSCO Research Institute		36,841	10,051	26,790	58,519	1,167
POSMATE		214,286	56,247	158,039	118,489	8,501
POSCO A&C		98,502	56,578	41,924	154,053	(6,076)
POSCO Specialty Steel Co., Ltd.		1,792,904	533,797	1,259,107	1,316,781	31,703
POSTECH Venture Capital Co., Ltd.		118,603	11,186	107,417	11,506	3,506
eNtoB Corporation		89,371	56,789	32,582	648,761	1,414
POSCO CHEMTECH		588,671	139,399	449,272	1,280,591	59,953
POSCO-Terminal Co., Ltd.		134,787	9,443	125,344	104,586	22,152
POSCO M-TECH		346,577	193,375	153,202	902,541	(10,649)
POSCO ENERGY CO., LTD.		4,022,984	2,433,704	1,589,280	2,901,117	143,976
POSCO TMC Co., Ltd.		209,745	117,890	91,855	319,580	447
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.		139,612	92,134	47,478	56,789	2,601
MegaAsset Co.,Ltd.		136,387	87,750	48,637	83,809	183
POSCO Engineering CO., Ltd		608,624	435,380	173,244	1,013,115	10,286
POSCO AST		508,189	354,591	153,598	611,458	(3,006)
POSHIMETAL Co., Ltd.		359,240	350,158	9,082	179,550	(12,109)
Poscoene		22,447	91	22,356	—	66
POSFINE Co., Ltd.		58,252	44,852	13,400	28,974	1,560
POSCO Humans		13,691	4,179	9,512	33,116	286
Mapo Hibroad Parking co., Ltd.		1,544	300	1,244	—	(36)
Steel Processing and Fabricating Center Co., LTD		169,437	136,488	32,949	194,018	(2,558)
Plant Engineering service Technology Co., Ltd.		6,754	2,970	3,784	10,731	1,385
Busan E&E Co,. Ltd.		113,287	73,609	39,678	136,279	(1,820)
POSCO Family Strategy Fund		61,033	7	61,026	1,082	(5,298)
POREKA Co., Ltd.		19,403	15,468	3,935	23,961	69
Daewoo International Corporation		7,739,676	5,524,030	2,215,646	16,601,358	132,541
POSCO LED Co., Ltd.		57,561	50,419	7,142	60,693	(7,029)
Pohang Scrap Recycling Distribution Center Co., Ltd.		17,072	511	16,561	5,530	734
PSC Energy Global Co., Ltd.		96,058	—	96,058	—	(13,890)
Suncheon Eco Trans Co., Ltd		67,768	46,467	21,301	—	(1,065)
New Altec Co., Ltd		131,244	34,473	96,771	81,318	(1,366)
PONUTech Co., Ltd.		117,033	80,881	36,152	56,151	(560)
Tamra Offshore Wind Power Co., Ltd		26,728	—	26,728	—	(12)
POS-HiAL		59,836	43,460	16,376	—	(2,521)
IT Engineering		7,026	3,349	3,677	11,293	133

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	￦	360,278	307,874	52,404	737,584	(126,699)
POSCO AUSTRALIA PTY LTD		971,471	328,455	643,016	117,481	74,784
POSCO Canada Ltd.		589,015	100,337	488,678	143,485	48,611
POSCO Asia Co., Ltd.		760,306	721,090	39,216	2,861,848	3,829
POSCO-CTPC Co., Ltd.		87,914	51,514	36,400	127,558	4,526
POSCO-JKPC Co., Ltd.		66,374	50,347	16,027	107,220	1,717
INTERNATIONAL BUSINESS CENTER CORPORATION		75,459	41,476	33,983	24,275	9,894
POSCO E&C Vietnam Co., Ltd.		263,042	214,573	48,469	363,321	25,364
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,305,878	806,051	499,827	2,935,626	21,467
POSCO (Guangdong) Steel Co., Ltd.		128,859	84,435	44,424	211,606	4,715
POSCO (Thailand) Company Limited		119,445	76,044	43,401	220,471	1,471
Myanmar POSCO Steel Co., Ltd		19,884	3,318	16,566	14,001	932
POSCO-JOPC Co., Ltd.		54,026	49,524	4,502	97,003	906
POSCO Investment Co., Ltd.		802,503	702,337	100,166	13,962	4,949
POSCO-MKPC SDN BHD		136,957	92,539	44,418	211,330	1,058
Qingdao Pohang Stainless Steel Co., Ltd.		191,829	100,902	90,927	396,564	1,783
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		300,725	187,070	113,655	458,113	22,798
POSCO BIOVENTURES I, L.P.		7,255	—	7,255	—	(206)
PT. POSNESIA Stainless Steel Industry		11,568	—	11,568	—	(1,340)
POSEC Hawaii, Inc.		314	7	307	—	(38)
POSCO-China Qingdao Processing Center Co., Ltd.		54,609	40,042	14,567	108,054	155
POS-ORE PTY LTD		43,442	2,642	40,800	130,819	72,845
POSCO-China Holding Corp.		360,809	108,315	252,494	145,469	(21,932)
POSCO JAPAN Co., Ltd.		756,571	649,824	106,747	1,379,727	11,868
POS-CD PTY LTD		55,347	14,354	40,993	22,178	(2,173)
POS-GC PTY LTD		55,150	45,074	10,076	8,411	(21,444)
POSCO-India Private Limited		115,183	311	114,872	—	620
POSCO-India Pune Processing Center. Pvt. Ltd.		143,286	139,149	4,137	266,832	(9,619)
POSCO-JEPC Co., Ltd.		165,310	147,355	17,955	299,848	1,780
POSCO-CFPC Co., Ltd.		180,275	136,369	43,906	619,308	1,962
POSCO E&C CHINA Co., Ltd.		307,625	250,899	56,726	238,999	12,733
POSCO MPPC S.A. de C.V.		198,465	168,548	29,917	352,952	(3,433)
Zhangjigang Pohang Port Co., Ltd.		22,495	6,736	15,759	6,712	768
Qingdao Pos-metal Co., Ltd.		5,947	6,481	(534)	50,774	(1,376)
POSCO-VIETNAM Co., Ltd.		541,348	509,293	32,055	714,841	(503)
POSCO MEXICO S.A. DE C.V.		794,853	594,916	199,937	359,422	(32,287)
POSCO India Delhi Steel Processing Centre Private Limited		91,704	83,949	7,755	145,625	(9,685)
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		41,003	20,860	20,143	66,597	978
POS-NP PTY LTD		56,343	25,704	30,639	21,429	(364)
POSCO-Vietnam Processing Center Co., Ltd.		84,133	58,435	25,698	132,608	1,299
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		67,049	52,512	14,537	115,253	5,634
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		60,707	36,249	24,458	86,400	324
POSCO-Malaysia SDN. BHD.		82,648	104,940	(22,292)	124,556	(2,730)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POS-Minerals Corporation	￦	217,664	119,701	97,963	—	(5,815)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,625	44,536	25,089	113,011	2,758
POSCO Engineering and Construction India Private Limited		18,098	11,083	7,015	76,805	1,034
POSCO E&C SMART S DE RL DE CV		20,993	17,054	3,939	21,562	2,194
POSCO Philippine Manila Processing Center, Inc.		29,045	19,037	10,008	32,582	726
POSCO Gulf SFC LLC		53,831	48,441	5,390	23,585	(1,951)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		7,630	5,037	2,593	7,564	318
SANPU TRADING Co., Ltd.		1,806	3	1,803	70	24
Zhangjiagang BLZ Pohang International Trading		10,036	5,050	4,986	52,649	187
POSCO MEXICO HUMAN TECH S.A. de C.V.		1,035	908	127	9,267	101
POSCO MESDC S.A. DE C.V.		12,574	491	12,083	4,784	203
POSCO ICT-China		2,566	1,742	824	6,957	163
DWEMEX, S.A.DE.C.V.		183	19	164	—	(12)
POSCO MPC Servicios S.A. de C.V.		1,152	875	277	6,591	57
POSCO-Uruguay S.A		22,805	120	22,685	1	(891)
Pos-Sea Pte Ltd		12,724	9,855	2,869	122,439	675
POSCO Europe Steel Distribution Center		7,564	1,205	6,359	13,769	458
POSCO ENGINEERING (THAILAND) CO., LTD.		21,082	20,357	725	23,492	741
VECTUS LIMITED		954	15,565	(14,611)	5,240	(5,155)
POSCO VST CO., LTD.		399,242	371,409	27,833	377,478	(24,136)
POSCO Maharashtra Steel Private Limited		942,836	832,247	110,589	224,385	(111,675)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		93,623	89,043	4,580	183,304	(4,247)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		41,597	34,336	7,261	64,185	(1,923)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		56,855	50,358	6,497	110,108	995
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		73,083	46,710	26,373	113,971	3,297
POSCO-Indonesia Jakarta Processing Center		106,838	89,768	17,070	80,534	(5,110)
POSCO E&C VENEZUELA C.A.		126	—	126	—	—
Motta Resources Indonesia		4,264	18,259	(13,995)	—	(5,522)
POSCO TMC INDIA PRIVATE LIMITED		9,095	7,211	1,884	18,376	(29)
POSCO America Alabama Processing Center Co., Ltd.		46,816	34,958	11,858	107,780	339
PT PEN INDONESIA		4,681	3,707	974	20,037	(1,289)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		45,863	27,874	17,989	64,784	2,124
POSCO India Steel Distribution Center Private Ltd.		6,063	4,413	1,650	5,526	(144)
POSCO China Dalian Plate Processing Center Co., Ltd.		88,337	67,680	20,657	29,843	(10,876)
POSCO-South Asia Company Limited		13,061	235	12,826	10,214	1,049
POSCO SS-VINA		505,785	264,716	241,069	—	(1,586)
POSCO WA PTY LTD		317,250	38	317,212	—	(6,338)
POSCO Engineering and Construction—UZ		3,964	3,039	925	2,690	406
POSCO AUSTRALIA GP PTY LIMITED		38,786	4	38,782	—	(18,523)
POSCO YongXin Rare Earth Metal Co., Ltd.		23,925	33,715	(9,790)	3,962	(9,194)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Daewoo International (America) Corp.	￦	417,955	372,011	45,944	1,046,283	2,788
Daewoo International (Deutschland) GmbH.		148,268	137,035	11,233	308,507	772
Daewoo International Japan Corp.		190,524	184,329	6,195	588,810	240
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		125,927	122,160	3,767	659,805	(516)
Daewoo Italia S.r.l.		59,839	54,973	4,866	277,455	959
Daewoo (China) Co., Ltd.		84,004	36,556	47,448	250,006	244
DAEWOO TEXTILE FERGANA LLC		85,758	57,733	28,025	117,548	8,237
DAEWOO TEXTILE BUKHARA LLC		51,071	33,520	17,551	47,896	3,695
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		134,238	27,044	107,194	21,629	(1,525)
Daewoo Paper Manufacturing Co., Ltd.		69,020	72,745	(3,725)	61,163	(4,052)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		13,916	31,505	(17,589)	—	—
POSCO MAURITIUS LIMITED		24,071	5	24,066	—	(22)
PT. KRAKATAU POSCO		3,410,502	2,437,868	972,634	—	(41,921)
Myanmar Daewoo Limited		181	8	173	1,075	564
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		46,695	40,563	6,132	170,951	1,098
Daewoo International Guangzhou Corp.		9,668	9,077	591	54,403	(3,718)
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		63,729	50,653	13,076	350,000	743
Daewoo International (M) SDN BHD		28,161	25,865	2,296	87,881	61
Daewoo International SHANGHAI CO., LTD.		66,677	58,754	7,923	44,490	73
PGSF, L.P.		7,464	2	7,462	—	1,948
Xenesys Inc.		7,996	2,337	5,659	3,877	(1,558)
Daewoo International INDIA Private Ltd.		4,771	3,008	1,763	18,805	43
TECHREN Solar, LLC		1,373	528	845	—	(8,531)
PT. POSCO E&C INDONESIA		54,139	44,327	9,812	217,879	17,145
HUME COAL PTY LTD		40,634	259	40,375	110	(282)
POSCO FOUNDATION		161	—	161	—	(1)
EPC EQUITIES LLP		59,500	60,378	(878)	(1,592)	516
SANTOS CMI CONSTRUCTION TRADING LLP		35,562	37,836	(2,274)	—	(11,991)
SANTOS CMI INC. USA		28,780	27,425	1,355	36,385	8,777
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		12,997	17,017	(4,020)	15,907	3,474
SANTOS CMI PERU S.A.		6,590	30,761	(24,171)	13,187	(16,510)
SANTOS CMI CONSTRUCCIONES S.A.		26	14	12	17	3
GENTECH INTERNATIONAL INC.		981	323	658	1,901	293
EPC INVESTMENTS C.V.		—	24	(24)	—	(11)
SANTOSCMI S.A.		39,513	24,918	14,595	87,597	907
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		6,159	270	5,889	1,833	191
S&K -SANTOSCMI S.A. DE C.V.		55	169	(114)	468	(54)
COMPANIADEAUTOMATIZACION& CONTROL, GENESYS S.A.		10,872	7,530	3,342	19,350	754
VAUTIDAMERICAS S.A.		4,559	2,757	1,802	2,020	(839)
POSCO ASSAN TST STEEL INDUSTRY		622,336	527,955	94,381	122,071	(51,312)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		146,186	168,589	(22,403)	—	1,881
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		261,738	234,275	27,463	122,020	8,683
POSCO Electrical Steel India Private Limited		141,462	109,955	31,507	1,769	(12,645)
Daewoo International Cameroon S.A.		3,060	36	3,024	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
DAESAN (CAMBODIA) Co., Ltd.	￦	27,556	32,635	(5,079)	—	(24)
Brazil Sao Paulo Steel Processing Center		65,191	58,010	7,181	32,155	(7,930)
POSCO(Dalian) IT Center Development Co., Ltd.		235,918	99,127	136,791	—	(3,174)
PT. POSCO RESOURCES INDONESIA		1,089	60	1,029	—	(1,024)
PT.POSCO ICT INDONESIA		9,106	8,674	432	24,975	116
PT. POSCO MTECH INDONESIA		15,502	12,477	3,025	3,882	(2,207)
PT. KRAKATAU POSCO ENERGY		275,011	189,242	85,769	—	(945)
POSCO RUS LLC		17,301	14,256	3,045	2,052	(702)
POSCO Thainox Public Company Limited		398,449	114,365	284,084	403,382	(10,166)
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		26,123	25,310	813	109,757	43
PT. Bio Inti Agrindo		48,986	33,525	15,461	880	399
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		5,285	3,270	2,015	19,369	(3,567)
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		72,832	56,324	16,508	71,052	(790)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		58,355	26	58,329	—	369
USA-SRDC		411	5	406	—	140
Daewoo International Vietnam Co., Ltd.		4,031	123	3,908	3,537	(271)
PT.Krakatau Posco Chemtech Calcination		53,317	32,970	20,347	107	(1,694)
POSCO AFRICA (PROPRIETARY) LIMITED		44,885	31	44,854	129	5,592
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		5,101	1,266	3,835	6,519	4,016
POSCO ICT BRASIL		3,944	4,371	(427)	829	(983)
LA-SRDC		1,373	725	648	6,276	144
DONG FANG JIN HONG		365,795	194,786	171,009	—	(1,856)
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV		127	125	2	531	—
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		13,000	14,424	(1,424)	15,401	(1,160)
POSCO (Guangdong) Automotive Steel Co., Ltd.		402,115	277,747	124,368	141,877	(27,026)
POSCO MAPC SA DE CV		40,278	20,320	19,958	14,492	(1,186)
POSCO-Mory-Maruyasu PIPE		7,879	3,612	4,267	9	(371)
PT KRAKATAU BLUE WATER		592	285	307	337	20
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		14,853	6,395	8,458	—	(768)
Myanmar Daewoo International Corporation		5,709	4	5,705	629	447
POSCO-Italy Processing Center		53,683	47,700	5,983	6,541	(1,732)
DAEWOO E&P CANADA CORPORATION		16,584	8,606	7,978	912	215
Yingkou Puxiang Trade Co., Ltd.		421	73	348	473	60
Myanmar POSCO C&C Company, Limited.		6,611	279	6,332	—	—
POSCO ICT VIETNAM		1,659	982	677	498	194
Daewoo Global Development. Pte., Ltd		26,378	202	26,176	—	(214)
Myanmar POSCO Engineering & Construction Company, Limited.		1,052	—	1,052	—	(3)
POSCO COATED STEEL (THAILAND) CO., LTD		5,874	—	5,874	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2)	December 31, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	￦	7,893,306	5,007,149	2,886,157	7,041,300	346,107
POSCO Processing & Service		1,084,473	456,338	628,135	2,770,764	8,087
POSCO COATED & COLOR STEEL Co., Ltd.		468,910	294,718	174,192	853,499	(47,444)
POSCO Plant Engineering Co., Ltd.		255,831	162,662	93,169	523,227	2,121
POSCO ICT		802,675	527,641	275,034	1,017,662	40,089
POSCO Research Institute		34,138	9,239	24,899	46,340	535
POSMATE		83,439	33,998	49,441	12,667	685
POSCO A&C		87,019	40,382	46,637	160,667	(6,227)
POSCO Specialty Steel Co., Ltd.		1,496,939	484,585	1,012,354	1,405,667	69,091
POSTECH Venture Capital Co., Ltd.		107,796	501	107,295	6,475	1,438
eNtoB Corporation		103,000	71,712	31,288	607,230	1,839
POSCO CHEMTECH		533,402	134,298	399,104	1,292,356	78,554
POSCO-Terminal Co., Ltd.		120,483	14,806	105,677	111,275	25,796
POSCO M-TECH		340,877	169,150	171,727	618,316	14,737
POSCO ENERGY CO., LTD.		3,315,742	2,374,622	941,120	2,805,208	177,796
Postech 2006 Energy Fund		26,000	950	25,050	6,141	385
POSCO TMC Co., Ltd.		253,987	163,175	90,812	268,574	152
POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.		149,117	104,272	44,845	72,607	13,380
MegaAsset Co., Ltd.		112,729	64,252	48,477	14,274	1,402
POSCO Engineering CO., Ltd		562,645	383,154	179,491	881,279	1,141
Pohang SPFC Co., Ltd.		29,514	22,941	6,573	75,513	816
POSWITH Co., Ltd.		5,140	2,366	2,774	14,873	105
POSCO AST		453,410	298,192	155,218	372,185	4,564
POSHIMETAL Co., Ltd.		341,640	321,197	20,443	155,274	(19,369)
Poscoene		22,787	52	22,735	—	407
POSFINE Co., Ltd.		58,480	46,640	11,840	19,651	(2,304)
POSCO Humans		8,274	1,822	6,452	14,513	108
Mapo Hibroad Parking co., Ltd.		1,561	281	1,280	—	(285)
Dakos Co., Ltd.		670	191	479	245	16
Steel Processing and Fabricating Center Co., LTD		85,814	76,909	8,905	39,472	(6,539)
POSCALCIUM Company, Ltd.		7,637	6,528	1,109	155	(1,790)
Plant Engineering service Technology Co., Ltd.		3,620	1,316	2,304	8,332	477
9Digit Co., Ltd.		27,458	22,798	4,660	289,912	(431)
Postech Early Stage Fund		9,869	—	9,869	163	(100)
Busan E&E Co,. Ltd.		79,054	37,470	41,584	67,419	(745)
POSCO Family Strategy Fund		66,390	—	66,390	1,368	362
POREKA Co., Ltd.		16,785	12,967	3,818	40,560	1,389
Daewoo International Corporation		6,989,140	4,866,242	2,122,898	17,011,373	306,041
POSCO LED Co., Ltd.		37,735	23,523	14,212	41,278	(8,205)
Gunsan SPFC Co., Ltd.		61,683	41,606	20,077	70,443	(692)
Pohang Scrap Recycling Distribution Center Co., Ltd.		19,435	3,207	16,228	5,657	1,270
PSC Energy Global Co., Ltd.		61,168	—	61,168	—	(3,060)
Suncheon Eco Trans Co., Ltd		49,496	27,118	22,378	—	(251)
Reco Mteal Co., Ltd.		32,959	35,547	(2,588)	42,482	(4,736)
New Altec Co., Ltd		126,527	28,488	98,039	95,474	1,376
PONUTech Co., Ltd.		133,854	97,105	36,749	53,662	(5,825)
BLUE O&M Co., Ltd.		900	21	879	232	(110)
Tamra Offshore Wind Power Co., Ltd		20,074	2	20,072	—	(56)
POS-HiAL		47,314	32,852	14,462	—	(1,158)
MCM Korea		50	—	50	—	—
Tancheonene Co., Ltd		5,606	17	5,589	—	(165)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	￦	510,392	333,246	177,146	803,368	(1,338)
POSCO AUSTRALIA PTY LTD		1,195,398	477,894	717,504	118,874	23,634
POSCO Canada Ltd.		555,972	47,925	508,047	205,885	62,584
POSCO Asia Co., Ltd.		586,971	550,913	36,058	2,616,390	2,148
Dalian POSCO Steel Co., Ltd.		29,078	47,280	(18,202)	18,615	(9,958)
POSCO-CTPC Co., Ltd.		82,206	50,391	31,815	132,510	1,481
POSCO-JKPC Co., Ltd.		79,788	61,793	17,995	115,531	3,108
INTERNATIONAL BUSINESS CENTER CORPORATION		81,465	46,210	35,255	25,340	10,987
POSCO E&C Vietnam Co., Ltd.		127,161	102,831	24,330	187,325	14,331
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,340,336	867,576	472,760	2,786,474	(79,016)
POSCO (Guangdong) Steel Co., Ltd.		141,727	102,418	39,309	221,738	(20,980)
POSCO (Thailand) Company Limited		155,836	110,059	45,777	255,611	5,611
Myanmar POSCO Steel Co., Ltd		23,699	7,810	15,889	19,484	2,569
POSCO-JOPC Co., Ltd.		78,402	73,817	4,585	114,432	647
POSCO Investment Co., Ltd.		718,078	621,268	96,810	13,461	6,000
POSCO-MKPC SDN BHD		159,191	111,749	47,442	232,088	107
Qingdao Pohang Stainless Steel Co., Ltd.		206,941	117,753	89,188	514,354	(17,445)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		284,046	195,684	88,362	407,513	8,425
POSCO BIOVENTURES I, L.P.		7,571	—	7,571	—	(1,301)
PT. POSNESIA Stainless Steel Industry		14,978	1,926	13,052	—	(55)
POSEC Hawaii, Inc.		350	2	348	—	(35)
POSCO-China Qingdao Processing Center Co., Ltd.		47,351	33,119	14,232	111,017	(623)
POS-ORE PTY LTD		59,784	11,043	48,741	163,407	75,389
POSCO-China Holding Corp.		438,538	184,127	254,411	138,067	3,055
POSCO JAPAN Co., Ltd.		852,406	735,583	116,823	1,659,045	16,218
POS-CD PTY LTD		68,681	17,931	50,750	12,869	(9,603)
POS-GC PTY LTD		83,998	49,598	34,400	20,160	(10,905)
POSCO-India Private Limited		131,409	306	131,103	—	(768)
POSCO-India Pune Processing Center. Pvt. Ltd.		179,112	164,386	14,726	252,296	(6,061)
POSCO-JEPC Co., Ltd.		221,086	200,769	20,317	351,377	4,769
POSCO-CFPC Co., Ltd.		218,881	177,426	41,455	515,773	727
POSCO E&C CHINA Co., Ltd.		145,448	101,733	43,715	169,956	8,459
POSCO MPPC S.A. de C.V.		204,770	178,108	26,662	359,768	(7,137)
Zhangjigang Pohang Port Co., Ltd.		23,889	9,070	14,819	6,542	255
Qingdao Pos-metal Co., Ltd.		10,429	9,628	801	59,165	(1,313)
POSCO-VIETNAM Co., Ltd.		572,453	539,426	33,027	805,214	(46,619)
POSCO MEXICO S.A. DE C.V.		772,518	538,907	233,611	430,986	(12,354)
POSCO India Delhi Steel Processing Centre Private Limited		100,153	81,218	18,935	142,038	977
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		56,394	37,399	18,995	97,381	5,875
POS-NP PTY LTD		62,868	26,259	36,609	28,872	(4,363)
POSCO-Vietnam Processing Center Co., Ltd.		64,551	39,418	25,133	137,641	58
POSCO (Chongqing) Automotive Processing Center Co., Ltd.		63,038	54,523	8,515	93,615	(729)
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		52,746	29,180	23,566	83,910	(1,055)
POSCO-Malaysia SDN. BHD.		74,431	96,028	(21,597)	153,122	1,529

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POS-Minerals Corporation	￦	213,365	108,246	105,119	—	(496)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		62,067	39,958	22,109	86,998	(363)
POSCO Engineering and Construction India Private Limited		33,536	26,578	6,958	56,037	2,990
POSCO E&C SMART S DE RL DE CV		12,607	10,693	1,914	41,717	1,326
POSCO Philippine Manila Processing Center, Inc.		23,737	14,091	9,646	35,897	673
POSCO Gulf SFC LLC		41,150	33,676	7,474	24,891	(3,297)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		6,358	1,418	4,940	5,109	270
SANPU TRADING Co., Ltd.		1,753	2	1,751	86	21
Zhangjiagang BLZ Pohang International Trading		9,150	4,408	4,742	61,529	192
POSCO MEXICO HUMAN TECH S.A. de C.V.		693	708	(15)	6,777	(148)
POSCO MESDC S.A. DE C.V.		12,860	717	12,143	5,654	287
POSCO ICT-China		1,922	1,286	636	6,528	227
DWEMEX, S.A.DE.C.V.		211	19	192	—	29
POSCO MPC Servicios S.A. de C.V.		925	697	228	6,077	62
POSCO-Uruguay S.A		24,835	226	24,609	3	(1,842)
Pos-Sea Pte Ltd		9,571	7,126	2,445	90,158	556
POSCO Europe Steel Distribution Center		7,270	1,460	5,810	13,054	399
VECTUS LIMITED		2,859	12,164	(9,305)	3,365	(7,325)
POSCO VST CO., LTD.		405,882	353,058	52,824	348,339	(30,977)
POSCO Maharashtra Steel Private Limited		942,982	754,791	188,191	97,948	(41,512)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		129,030	119,375	9,655	187,797	1,453
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		51,139	40,429	10,710	53,246	1,841
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		46,382	40,764	5,618	72,321	(1,232)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		71,502	48,643	22,859	114,046	1,143
POSCO-Indonesia Jakarta Processing Center		79,711	57,569	22,142	76,506	(1,402)
POSCO E&C VENEZUELA C.A.		128	—	128	—	—
Motta Resources Indonesia		8,148	15,508	(7,360)	1,109	(1,603)
POSCO TMC INDIA PRIVATE LIMITED		9,004	6,823	2,181	17,192	(45)
POSCO America Alabama Processing Center Co., Ltd.		49,178	37,475	11,703	109,454	(397)
PT PEN INDONESIA		6,960	6,936	24	15,296	(101)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		35,773	20,063	15,710	57,464	442
POSCO India Steel Distribution Center Private Ltd.		4,759	2,698	2,061	57	(72)
POSCO China Dalian Plate Processing Center Co., Ltd.		86,264	55,531	30,733	37,501	(7,020)
POSCO-South Asia Company Limited		13,212	183	13,029	8,354	72
POSCO SS-VINA		156,811	4,050	152,761	—	(2,602)
POSCO WA PTY LTD		235,224	51	235,173	—	(39,181)
POSCO Engineering and Construction—UZ		8,589	7,968	621	1,076	334

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO AUSTRALIA GP PTY LIMITED	￦	62,768	4	62,764	—	(67,392)
Daewoo International (America) Corp.		332,620	288,716	43,904	1,040,183	4,767
Daewoo International (Deutschland) GmbH.		104,259	94,087	10,172	324,061	739
Daewoo International Japan Corp.		236,056	228,631	7,425	749,714	273
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		80,294	75,966	4,328	708,613	13
Daewoo Italia S.r.l.		103,710	99,911	3,799	262,784	383
Daewoo (China) Co., Ltd.		56,225	9,614	46,611	118,971	683
DAEWOO TEXTILE FERGANA LLC		86,781	65,730	21,051	127,432	9,214
DAEWOO TEXTILE BUKHARA LLC		54,780	40,581	14,199	44,382	2,615
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		154,829	26,482	128,347	7,539	(3,464)
Daewoo Paper Manufacturing Co., Ltd.		70,572	70,339	233	69,880	(4,132)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		13,739	31,105	(17,366)	—	—
POSCO MAURITIUS LIMITED		23,316	2	23,314	—	(15)
PT. KRAKATAU POSCO		1,912,134	969,415	942,719	—	(29,063)
Myanmar Daewoo Limited		5,671	3	5,668	1,305	473
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		80,432	75,226	5,206	262,230	1,412
Daewoo International Guangzhou Corp.		18,292	14,120	4,172	66,808	(4,854)
DAEWOO STC VINA LTD.		1,736	89	1,647	1,856	96
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		114,433	102,240	12,193	265,850	519
Daewoo International (M) SDN BHD		9,145	6,689	2,456	37,244	213
Daewoo International SHANGHAI CO., LTD.		38,374	30,621	7,753	63,039	(2,746)
PGSF, L.P.		5,669	2	5,667	—	731
Xenesys Inc.		10,162	1,404	8,758	4,302	(1,083)
Daewoo International INDIA Private Ltd.		2,279	272	2,007	2,382	223
TECHREN Solar, LLC		6,015	—	6,015	—	(2,486)
PT. POSCO E&C INDONESIA		100,543	78,852	21,691	247,331	20,302
HUME COAL PTY LTD		36,681	1,194	35,487	48	(210)
POSCO FOUNDATION		187	2	185	—	(4)
EPC EQUITIES LLP		36,602	36,636	(34)	—	(141)
SANTOS CMI CONSTRUCTION TRADING LLP		39,148	30,527	8,621	15,299	8,963
SANTOS CMI INC. USA		43,496	47,350	(3,854)	60,152	(5,013)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		9,338	17,629	(8,291)	20,029	(17,431)
SANTOS CMI PERU S.A.		19,937	39,932	(19,995)	69,415	(26,391)
SANTOS CMI COSTA RICA S.A.		10,720	10,469	251	—	(99)
SANTOS CMI CONSTRUCCIONES S.A.		18	7	11	—	(25)
GENTECH INTERNATIONAL INC.		1,972	1,568	404	1,008	227
EPC INVESTMENTS C.V.		107	24	83	—	(8)
INGENIERÍA Y CONSTRUCCIÓN HOLANDCO S.A.		103	4	99	—	(6)
ASESORÍA Y SERVICIOS EPC S.A. CHILE		891	468	423	1,691	250
SANTOSCMI S.A.		58,219	44,584	13,635	46,738	1,737
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		9,533	3,608	5,925	1,608	178
S&K -SANTOSCMI S.A. DE C.V.		84	149	(65)	335	(158)
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.		8,648	6,018	2,630	16,926	465

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
VAUTIDAMERICAS S.A.	￦	4,866	2,217	2,649	1,445	(451)
SANTOS CMI CONSTRUCTION ARGENTINA S.A.		58	24	34	—	4
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		343,882	322,576	21,306	59,862	11,470
POSCO Electrical Steel India Private Limited		132,529	94,046	38,483	—	(1,343)
Daewoo International Cameroon S.A.		2,064	25	2,039	—	—
POSCO ASSAN TST STEEL INDUSTRY		377,066	230,778	146,288	—	1,072
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		147,685	172,085	(24,400)	—	(21,103)
DAESAN (CAMBODIA) Co., Ltd.		27,979	33,111	(5,132)	—	(18)
Brazil Sao Paulo Steel Processing Center		39,794	23,210	16,584	4,863	(1,634)
POSCO (Dalian) IT Center Development Co., Ltd.		176,026	37,908	138,118	—	(4,691)
PT. POSCO RESOURCES INDONESIA		2,448	48	2,400	—	(1,147)
PT.POSCO ICT INDONESIA		3,624	3,185	439	4,335	(324)
PT. POSCO MTECH INDONESIA		11,577	6,620	4,957	9,631	(34)
PT. KRAKATAU POSCO ENERGY		143,452	55,475	87,977	—	(949)
POSCO RUS LLC		12,384	8,324	4,060	4,260	505
POSCO Thainox Public Company Limited		473,048	153,836	319,212	502,041	(5,532)
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		11,003	10,241	762	161,675	255
PT. Bio Inti Agrindo		35,514	21,447	14,067	404	828
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		35,552	34,986	566	52,143	836
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		26,258	9,203	17,055	1,497	(514)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		46,923	8	46,915	—	(829)
USA-SRDC		311	21	290	—	—
Daewoo International Vietnam Co., Ltd.		4,453	149	4,304	2,096	14
PT.Krakatau Posco Chemtech Calcination		23,217	1,279	21,938	—	(722)
POSCO AFRICA (PROPRIETARY) LIMITED		3,580	112	3,468	—	(1,509)
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		1,497	1,553	(56)	1,973	(73)
POSCO ICT BRASIL		1,983	1,471	512	—	(336)
LA-SRDC		1,274	758	516	5,128	62
DONG FANG JIN HONG		267,838	97,208	170,630	—	(1,233)
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV		177	175	2	168	2
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		309	649	(340)	339	(408)
POSCO (Guangdong) Automotive Steel Co., Ltd.		351,910	203,033	148,877	1,061	(9,197)
POSCO MAPC SA DE CV		6,427	—	6,427	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Details of non-controlling interest as of December 31, 2013 and 2012 are as follows :

1)	December 31, 2013

(in millions of Won)
Company	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO Specialty Steel Co., Ltd.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
Current assets	￦	4,313,678	427,029	633,583	5,071,247	697,234	9,773,753	￦	20,916,524
Non-current assets		6,110,630	3,019,191	879,536	1,062,166	3,115,599	8,538,325		22,725,447
Current liabilities		(4,258,245)	(611,434)	(269,749)	(3,515,803)	(674,370)	(8,990,091)		(18,319,692)
Non-current liabilities		(1,835,835)	(1,862,078)	(264,596)	(478,070)	(1,760,156)	(3,038,981)		(9,239,716)
Equity		4,330,228	972,708	978,774	2,139,540	1,378,307	6,283,006		16,082,563
Non-controlling interests		1,718,562	291,812	273,143	224,108	151,274	1,451,734		4,110,633
Sales		16,838,559	—	1,316,781	8,036,752	2,901,117	25,405,268		54,498,477
Profit for the period		42,312	(41,844)	31,749	144,888	146,419	(143,940)		179,584
Profit (loss) attributable to non-controlling interests		16,793	(12,553)	8,860	15,176	16,070	(15,634)		28,712
Cash flows from operating activities		(67,785)	(50,209)	18,721	40,815	32,174	23,342		(2,942)
Cash flows from investing activities		(123,609)	(405,186)	(54,152)	(15,888)	(94,741)	(337,253)		(1,030,829)
Cash flows from financing activities (before dividends to non-controlling interest)		156,326	467,617	80,213	(29,059)	62,273	375,947		1,113,317
Dividend to non-controlling interest		(13,558)	—	(2,217)	(2,885)	—	(9,125)		(27,785)
Effect of exchange rate fluctuation on cash held		(114)	(560)	—	(360)	—	(9,036)		(10,070)
Net increase in cash and cash equivalents		(48,740)	11,662	42,565	(7,377)	(294)	43,875		41,691

2)	December 31, 2012

(in millions of Won)

Company	Daewoo International Corporation		PT. KRAKATAU POSCO	POSCO Specialty Steel Co., Ltd.	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
Current assets	￦	4,142,307	165,929	420,353	6,239,531	804,453	9,153,256	￦	20,925,829
Non-current assets		5,553,655	1,746,193	897,110	966,467	2,363,485	7,957,323		19,484,233
Current liabilities		(3,569,545)	(175,718)	(389,757)	(4,227,440)	(691,825)	(8,706,504)		(17,760,789)
Non-current liabilities		(1,739,130)	(793,686)	(95,357)	(944,170)	(1,688,581)	(2,385,111)		(7,646,035)
Equity		4,387,287	942,718	832,349	2,034,388	787,532	6,018,964		15,003,238
Non-controlling interests		1,741,207	282,815	43,785	213,094	86,435	1,308,989		3,676,325
Sales		16,996,730	—	1,405,667	7,041,300	2,805,208	25,029,616		53,278,521
Profit for the period		(143,667)	(29,063)	69,078	278,566	174,539	(108,430)		241,023
Profit (loss) attributable to non-controlling interests		(57,018)	(8,719)	3,634	29,179	19,156	(13,733)		(27,501)
Cash flows from operating activities		254,061	(20,775)	8,376	(16,465)	50,179	56,375		331,751
Cash flows from investing activities		265,091	(287,476)	(2,394)	(29,694)	(62,721)	(409,440)		(526,634)
Cash flows from financing activities (before dividends to non-controlling interest)		(541,778)	273,209	(3,071)	20,832	11,235	341,974		102,400
Dividend to non-controlling interest		(8,190)	—	(1,597)	(686)	—	(5,098)		(15,571)
Effect of exchange rate fluctuation on cash held		(74)	(2,306)	—	(256)	—	(15,191)		(17,827)
Net increase in cash and cash equivalents		(30,891)	(37,348)	1,314	(26,269)	(1,307)	(31,380)		(125,881)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2013 and 2012 are as follows :

Investee	Category of Business	Ownership (%)		Region
		2013	2012
[Domestic]
MTAPOLIS Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	Real estate development	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
Garolim Tidal Power Plant Co., Ltd.	Tidal power plant construction and management	32.13	32.13	Seosan
Posco e&c Songdo International Building	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Daewoo Public Car Sales (Gwangju) CO., Ltd.	Leasing services	50.00	50.00	Gwangju
UITrans LRT Co., Ltd.	Transporting	38.19	41.89	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Expressway Co., Ltd.	Construction	29.94	29.94	Anyang
Green Jang Ryang Co. Ltd.	Sewerage treatment	25.00	25.00	Pohang
Dakos Co., Ltd.(*1)	Railway equipment manufacturing	31.00	81.00	Seongnam
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	Industrial structure manufacturing	43.97	33.02	Ulsan
Postech Early Stage Fund(*2)	Investment in venture companies	10.00	10.00	Pohang
Posgreen Co., Ltd.(*2)	Plastic manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.83	21.83	Yangju
Innovalley Co., Ltd.	Real estate developement	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	27.11	27.57	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd(*3)	Other science research	—	28.57	Seoul
Hyundai Investment Network Private Equity Fund I	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation(*4)	Real estate development	54.99	29.90	Pohang
BLUE OCEAN Private Equity Fund	Private Equity Financial	27.52	27.52	Seoul
SuNAM Co., Ltd.(*2)	Power supply manufacturing	19.17	23.92	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development	27.40	29.90	Mokpo
Gunggi Green Energy(*2)	Electricity generation	19.00	25.50	Hwaseong
Pohang Special Welding Co., Ltd.	Welding material and tools manafacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*2,*5)	Investment in new technologies	12.50	—	Seoul
EQP POSCO Global NO1 Natual Resources PEF(*5)	Investment in new technologies	27.23	—	Seoul
KC Chemicals(*2,*5)	Machinery manufacturing	19.00	—	Hwaseong
POSTECH Social Enterprise Fund(*2,5)	Investment in new technologies	9.17	—	Seoul
QSONE Co., Ltd.(*6)	Real estate rental and facility management	50.00	—	Seoul
Future Creation M&A Fund(*5)	M&A Fund	40.00	—	Seoul
Chuncheon Energy Co., ltd.(*5)	Electricity generation	29.90	—	Chooncheon
POSMATE(*7)	Business facilities maintenance	—	45.15	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Investee	Category of Business	Ownership (%)		Region
		2013	2012
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
POSVINA Co., Ltd.(*11)	Plating steel sheet manufacturing and sales	—	50.00	Vietnam
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Austrailia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd.	Tinplate manufacturing and sales	34.00	34.00	China
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.	Steel processing and sales	30.00	30.00	China
Eureka Moly LLC	Steel processing and sales	20.00	20.00	USA
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Sebang Steel	Scrap sales	49.00	49.00	Japan
NCR LLC	Coal sales	29.41	29.41	Canada
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Austrailia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd.	Electric power manufacturing and sales	49.00	49.00	Papua New Guinea
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
KG Power (M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Arctos Anthracite Joint Venture	Coal sales	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
PT. Tanggamus Electric Power	Construction and engneering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engneering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC	Electric power manufacturing	21.74	25.00	USA
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	50.00	Kazahstan
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
IMFA ALLOYS FINLEASE LTD.	Raw material manufacturing and sales	24.00	24.00	India
7623704 Canada Inc.(*2,*5)	Investments management	10.40	0.00	Canada
Baganuur Energy Corporation(*5)	Refined oil manufacturing	50.00	0.00	Mongolia
Hamparan Mulia(*5)	Resource development	45.00	0.00	Indonesia
BGC-POS PTY LTD.(*5)	Construction	49.00	0.00	Austrailia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.(*5)	Steel manufacturing and sales	25.00	0.00	China
POS-Hyundai Steel Manufacturing India Private Ltd.(*8)	Steel manufacturing and sales	—	29.50	India
Liaoning Rongyuan Posco Refractories Co., Ltd.(*3)	Refractory manufacturing and sales	—	35.00	China
Daewoo Engineering (THAILAND) Co., Ltd.(*9)	Development and contract business	—	48.90	Thailand
POSCO YongXin Rare Earth Metal Co., Ltd.(*9)	Resource development	—	31.00	China
Myanmar Korea Timber International Ltd.(*10)	Plywood manufacturing	—	45.00	Myanmar

(*1)	Reclassified to associate from subsidiary due to decrease in ownership percentage during the year ended December 31, 2013.
(*2)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*3)	Excluded from associates due to the disposal during the year ended December 31, 2013.
(*4)	The Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.
(*5)	These associates were newly established or acquired in 2013.
(*6)	This entity split off from POSCO Processing & Service during the year ended December 31, 2013.
(*7)	Reclassified to subsidiary from associate due to the merger with Seoung Gwang Co., Ltd., a subsidiary of the Company.
(*8)	Reclassified to associate from subsidiary due to a decrease in ownership percentage during the year ended December 31, 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(*9)	Reclassified to subsidiary from associate due to an increase in ownership percentage during the year ended December 31, 2013.
(*10)	Excluded from associates due to the liquidation during the year ended December 31, 2013.
(*11)	Reclassified to assets held for sale in 2013.

As of December 31, 2013, there are no restrictions on the ability of associates to transfer funds to the Company, such as in the form of cash dividends, repayment of loans or payment of advances.

2)	Joint ventures

Details of joint ventures as of December 31, 2013 and 2012 are as follows :

Investee	Category of Business	Ownership (%)		Region
		2013	2012
[Domestic]
POSCO ES MATERIALS	Secondary battery manufacturing	50.00	50.00	Gumi
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
[Foreign]
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
Henan Tsingpu Ferro AlloyCo., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
DMSA, AMSA	Energy & resource development	4.00	4.00	Madagascar
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP—Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Roy Hill Holdings Pty Ltd.	Energy & resource development	12.50	12.50	Austrailia

(f)	Newly included subsidiaries

1)	Consolidated subsidiaries acquired or newly established during the year ended December 31, 2013 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
POSCO ENGINEERING (THAILAND) CO., LTD.(*1)	January 2013	48.90	Reclassification from associate
POSMATE Co., Ltd.	January 2013	66.23	Reclassification from associate
POSCO-Mory-Maruyasu PIPE(*1)	February 2013	50.00	New establishment
PT KRAKATAU BLUE WATER	February 2013	67.00	New establishment
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	March 2013	45.00	New establishment
MAX STEEL Co., Ltd.	March 2013	100.00	New acquisitions
Myanmar Daewoo International Corporation	March 2013	100.00	New establishment
POSCO YongXin Rare Earth Metal Co., Ltd.	March 2013	51.67	Reclassification from associate
POSCO-Italy Processing Center	July 2013	90.00	New establishment
NEW POWER TECH Co., Ltd.	August 2013	100.00	Split off from POSCO Engineering Co., Ltd.
DAEWOO E&P CANADA CORPORATION	August 2013	100.00	New establishment
IT Engineering(*1)	August 2013	17.00	New acquisitions
Yingkou Puxiang Trade Co., Ltd.	September 2013	100.00	New establishment
POSCO ICT VIETNAM	October 2013	100.00	New establishment
Daewoo Global Development. Pte., Ltd	October 2013	51.00	New establishment
Myanmar POSCO Engineering&Construction Company, Limited.	November 2013	100.00	New establishment
Myanmar POSCO C&C Company, Limited.	December 2013	70.00	New establishment
POSCO COATED STEEL (THAILAND) Co., Ltd.	December 2013	100.00	New establishment
DAEWOO POWER AND INFRA (PTY) LTD.	December 2013	100.00	New establishment

(*1)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2)	Cash outflows (inflows) caused by the acquisitions for the year ended December 31, 2013.

(in millions of Won)	Amounts
Consideration transferred	￦	4,359
Less: Cash and cash equivalent acquired		(10,088)

Total	￦	(5,729)

(g)	Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2013 are as follows:

(in millions of Won)
Company	Date of disposal	Reason
Postech 2006 Energy Fund	January 2013	Reclassification from subsidiary to associate
Postech Early Stage Fund	January 2013	Reclassification from subsidiary to associate
Pohang SPFC Co., Ltd.	January 2013	Statutory merger by SPFC Co., LTD. (formerly, Gwangyang SPFC Co., LTD.)
Gunsan SPFC Co., Ltd.	January 2013	Statutory merger by SPFC Co., LTD. (formerly, Gwangyang SPFC Co., LTD.)
POSCALCIUM Company, Ltd.	January 2013	Statutory merger by POSCO CHEMTECH
Reco Metal Co., Ltd.	January 2013	Statutory merger by POSCO M-TECH
9Digit Co., Ltd.	January 2013	Statutory merger by POSCO M-TECH
SeungGwang Co., Ltd.	January 2013	Statutory merger by POSMATE
POSWITH Co., Ltd.	January 2013	Statutory merger by POSCO Humans Co., Ltd. (formerly, POS ECO HOUSING Co., LTD.)
MCM Korea	March 2013	Exclusion by liquidation
DAEWOO CANADA LTD.	March 2013	Exclusion by liquidation
DAEWOO HANDELS GmbH	March 2013	Exclusion by liquidation
Dalian POSCO Steel Co., Ltd.	March 2013	Disposal
MAX STEEL Co., LTD.	April 2013	Statutory merger by POSCO-Vietnam Processing Center Co., Ltd.
POSCO PLANTEC Co., Ltd.	July 2013	Statutory merger by Sungjin Geotec Co., Ltd. (currently, POSCO PLANTEC Co., Ltd. by changing its name)
Dakos Co., Ltd.	October 2013	Disposal
BLUE O&M Co., Ltd	December 2013	Statutory merger by Plant Engineering Service Technology Co., Ltd.
NEW POWER TECH CO., LTD	December 2013	Statutory merger by POSCO ENGINEERING & CONSTRUCTION CO., LTD.
Tancheonene Co., Ltd	December 2013	Statutory merger by Poscoene
SANTOS CMI COSTA RICA S.A.	December 2013	Exclusion by liquidation
INGENIERIA Y CONSTRUCCION HOLANDCO S.A.	December 2013	Exclusion by liquidation
ASESORIA Y SERVICIOS EPC S.A. CHILE	December 2013	Statutory merger by SANTOSCMI CONSTRUCCIONES DE CHILE S.A.
SANTOS CMI CONSTRUCTION ARGENTINA S.A.	December 2013	Exclusion by liquidation
DAEWOO STC VINA LTD.	December 2013	Disposal
GEZIRA TANNERY Co., Ltd.	December 2013	Exclusion by liquidation

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2. Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)	Judgements

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint venture

•	Note 8 - Other financial assets

•	Note 12 - Joint operations

•	Note 13 - Investment property, net

•	Note 14 - Property, plant and equipment, net

•	Note 15 - Goodwill and other intangibles

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 29 - Construction contracts

•	Note 39 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2 -	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3 -	inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following notes:

•	Note 23 – Financial instruments

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in note 3 to all periods presented in these consolidated financial statements.

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2013.

(a)	K-IFRS No. 1001, “Presentation of Financial Statements”

(b)	K-IFRS No. 1019, “Employee Benefits”

(c)	K-IFRS No. 1107, “Financial Instruments: Disclosures”

(d)	K-IFRS No. 1110, “Consolidated Financial Statements”

(e)	K-IFRS No. 1111, “Joint Arrangements”

(f)	K-IFRS No. 1112, “Disclosure of Interests in Other Entities”

(g)	K-IFRS No. 1113, “Fair Value Measurement”

The details of changes in accounting policies are as follows:

(a)	Classification of other comprehensive income

As a result of the amendments to K-IFRS No. 1001, the Company has modified the presentation of items of other comprehensive income in its statement of comprehensive income to present separately items that would be reclassified to profit or loss from those that would never be reclassified to profit or loss. Comparative information has been re-presented accordingly.

(b)	Post-employment defined benefit plan

As a result of the amendments to K-IFRS No. 1019, the Company has changed its accounting policy with respect the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendments to K-IFRS No. 1019, the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return.

(c)	Offsetting of financial assets and financial liabilities

As a result of the amendments to K-IFRS No. 1107, the Company has expanded its disclosures about the offsetting of financial assets and financial liabilities (Note 23).

(d)	Subsidiaries

As a result of K-IFRS No. 1110, the Company has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that focuses on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

In accordance with the transitional provisions of K-IFRS No. 1110, the Company reassessed the control conclusion for its investees at January 1, 2013. As a consequence, the Company changed its control conclusion with the following investees :

Company
Newly included subsidiaries	POSCO Engineering (Thailand) Co., Ltd.
Excluded subsidiaries	Postech 2006 Energy Fund, Postech Early Stage Fund

(e)	Joint arrangements

As a result of K-IFRS No. 1111, the Company has changed its accounting policy for its interests in joint arrangements. Under K-IFRS No. 1111, the Company has classified its interests in joint arrangements as either joint operations (if the Company has rights to the assets, and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Company has rights only to the net assets of an arrangement). When making this assessment, the Company considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from a jointly controlled entity to a joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Company.

(f)	Disclosure of interests in other entities

As a result of K-IFRS No. 1112, the Company has expanded its disclosures about its interests in subsidiaries (see Note 1) and equity-accounted investees (Note 11).

(g)	Fair value measurement

K-IFRS No. 1113, establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107. As a result, the Company has included additional disclosures in this regard (Note 23).

In accordance with the transitional provisions of K-IFRS No. 1113, the Company has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Company’s assets and liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Impact of changes in accounting policies

As management believes the impact of the amendments to K-IFRS No. 1019, No. 1110 and No. 1113 on the Company’s prior year’s consolidated financial statement is not significant, the comparative period’s consolidated financial statements are not restated.

Approval of financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on January 29, 2014, and will be submitted for approval at the shareholders’ meeting to be held on March 14, 2014.

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

The comparative amounts in consolidated statements of comprehensive income have been re-presented as a result of a change in the accounting policy regarding the presentation of items of other comprehensive income.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Foreign currency transactions and translation

1)	Foreign currency transactions

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

2)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest rate method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development costs	3-10 years
Port facilities usage rights	5-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction when the technical feasibility and commercial viability of extracting mineral resources are demonstrable. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment and depreciation is computed by the unit of production method.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an equity instrument classified as available-for-sale, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from construction contracts, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

•	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

•	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historcal warranty data are recorded as cost of construction and provision for warranties during the construction period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the Company’s hybrid bond has been classified as an equity instrument.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Services rendered

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred income tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Operating segments

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them.

Management believes the impact of the amendments on the Company’s consolidated financial statements is not significant.

(a)	Amendments to K-IFRS No. 1032 “Financial Instruments : Presentation”

The amendments clarified application guidance related to offsetting of a financial asset and a financial liability. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

‚	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

ƒ	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2013 and 2012 is as follows:

(in millions of Won)	2013		2012
Total borrowings	￦	26,246,605	24,921,433
Less: Cash and cash equivalents		4,208,562	4,680,526

Net borrowings		22,038,043	20,240,907
Total equity		45,822,030	42,429,418
Net borrowings-to-equity ratio		48.09%	47.70%

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Cash	￦	12,575	8,595
Demand deposits and checking accounts		1,199,768	1,609,934
Time deposits		2,959,380	2,945,537
Other financial cash equivalents		36,839	116,460

	￦	4,208,562	4,680,526

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

6. Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Trade accounts and notes receivable	￦	10,299,826	9,865,436
Finance lease receivables		36,029	44,918
Unbilled due from customers for contract work		1,574,929	1,493,709
Less: Allowance for doubtful accounts		(418,183)	(366,090)

		11,492,601	11,037,973

Non-current
Trade accounts and notes receivable		50,639	52,763
Finance lease receivables		67,251	102,887
Less: Allowance for doubtful accounts		(20,890)	(13,446)

	￦	97,000	142,204

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦73,956 million and ￦80,258 million as of December 31, 2013 and 2012, respectively, and are included in bank borrowings (Note 17).

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2013		2012
Korea Electric Power Corporation	Combined thermal power plant 1~4	￦	102,887	147,634
KC CHEMICAL Co., Ltd	Machinery and equipment		393	—
Tenant of EXPO Apartment	Leasehold contract		—	171

		￦	103,280	147,805

(c)	The gross amount and present value of minimum lease payments as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Less than 1 year	￦	48,112	62,048
1 year - 5 years		84,270	120,135
Greater than 5 year		—	11,772
Unrealized interest income		(29,102)	(46,150)

Present value of minimum lease payment	￦	103,280	147,805

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

7. Other Receivables

Other receivables as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Short-term loans	￦	298,289	271,067
Other accounts receivable		1,322,352	1,298,878
Accrued income		74,968	71,076
Deposits		69,502	107,208
Other checking accounts		275,892	302,738
Less : Allowance for bad debt accounts		(150,580)	(53,815)

		1,890,423	1,997,152

Non-current
Long-term loans		604,478	574,255
Long-term other accounts receivable		152,383	164,289
Accrued income		1,110	1,204
Deposits		111,482	110,681
Less : Allowance for bad debt accounts		(71,998)	(41,526)

	￦	797,455	808,903

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

8. Other Financial Assets

(a)	Other short-term financial assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Derivatives assets held for trading	￦	44,082	62,720
Short-term available-for-sale securities		10,772	133,656
Current portion of held-to-maturity securities (bonds)		2,232	31,237
Short-term financial instruments(*1,2,3,4)		2,913,579	1,621,668

	￦	2,970,665	1,849,281

(*1)	As of December 31, 2013 and 2012, short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are provided as collateral in relation to long-term borrowings from the National Forestry Cooperative Federation.
(*2)	As of December 31, 2013 and 2012, ￦949 million and ￦12,699 million, respectively, are restricted for the use in a government project.
(*3)	As of December 31, 2013 and 2012, short-term financial instruments amounting to ￦27,195 million and ￦7,650 million, respectively, are provided as collateral for long-term borrowings.
(*4)	As of December 31, 2013 and 2012, short-term financial instruments amounting to ￦261,034 million and ￦153,251 million, respectively, are restricted for use in financial arrangements, pledge and others.

(b)	Other long-term financial assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Derivatives asstes held for trading	￦	34,140	8,634
Long-term available-for-sale securities (equity instruments)(*1,2,3)		4,068,766	3,711,169
Long-term available-for-sale securities (bonds)		32,456	26,430
Long-term available-for-sale securities (others)		54,390	43,267
Held-to-maturity securities (bonds)		1,602	3,251
Long-term financial instruments		274,376	68,215

	￦	4,465,730	3,860,966

(*1)	As of December 31, 2013, 1,795,860 shares equivalent to 16,162,743 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	During the year ended December 31, 2013, there was a significant decline in the fair value of shares of KB Financial Group Inc. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment loss of ￦280,237 million was recognized in profit or loss during the year ended December 31, 2013.
(*3)	As of December 31, 2013 and 2012, ￦229,052 million and ￦167,100 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

9. Inventories

(a)	Inventories as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Finished goods	￦	1,406,297	1,475,832
Merchandise		711,802	703,923
Semi-finished goods		1,711,294	1,876,196
Raw materials		2,228,110	2,425,367
Fuel and materials		801,992	893,137
Construction inventories		1,183,390	1,324,873
Materials-in-transit		1,848,389	2,007,106
Others		96,389	93,007

		9,987,663	10,799,441

Less: Allowance for inventories valuation		(189,282)	(214,795)

	￦	9,798,381	10,584,646

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	214,795	215,594
Valuation losses of inventories		49,172	76,484
Disposal of inventories		(73,220)	(71,459)
Others		(1,465)	(5,824)

Ending	￦	189,282	214,795

10. Non-Current Assets Held for Sale

Details of non-current assets held for sale as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013				2012
	Controlling company		Subsidiaries	Total	Subsidiaries
Property, plant and equipment(*1)	￦	—	1,190	1,190	1,190
Investments in associates(*2)		1,304	—	1,304	—

	￦	1,304	1,190	2,494	1,190

(*1)	POSCO AST determined to dispose of its land and building for employee welfare and classified them as assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦1,190 million, the Company recorded impairment loss for the assets held for sale of ￦70 million.
(*2)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of September 2013. The amount based on the difference between those carrying amount and fair value less costs to sell was ￦1,304 million. The Company recorded impairment loss for the assets held for sale of ￦1,814 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

11. Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Investments in associates	￦	1,830,047	1,530,802
Investments in joint ventures		1,978,646	1,508,459

	￦	3,808,693	3,039,261

(b)	Details of investments in associates as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013					2012
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	178,565	27.23	178,566	￦	177,563	—
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)(*1)	27,365,388	43.97	341,087		234,203	181,361
SNNC	18,130,000	49.00	90,650		123,969	147,539
BLUE OCEAN Private Equity Fund	333	27.52	33,300		29,391	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.(*5)	2,008,000	25.10	10,040		23,733	29,414
Incheon-Gimpo Expressway Co., Ltd.	7,975,319	29.94	39,877		37,759	13,680
UITrans LRT Co., Ltd.(*5)	3,929,751	38.19	19,649		19,185	16,444
Garolim Tidal Power Plant Co., Ltd.	3,020,220	32.13	15,101		12,941	11,544
Gunggi Green Energy(*2)	2,880,000	19.00	14,400		4,996	7,353
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*2)	7,012,500	12.50	7,013		6,685	—
KONES, Corp.	3,250,000	41.67	6,893		5,784	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.(*3,5)	9,160,000	25.00	45,800		—	7,601
QSONE Co.,Ltd.	200,000	50.00	84,395		84,096	—
POSMATE(*4)	—	—	—		—	46,204
Others (31 companies)(*5)	—	—	—		39,820	39,096

					800,125	540,551

[Foreign]
Eureka Moly LLC	—	20.00	240,123		217,513	213,136
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		140,202	144,831
Nickel Mining Company SAS	3,234,698	49.00	157,585		135,178	146,699
7623704 Canada Inc.(*2)	114,452,000	10.40	124,341		119,516	—
AMCI (WA) Pty LTD.	49	49.00	209,664		98,467	123,018
KOREA LNG LTD.	2,400	20.00	135,205		64,453	99,976
AES-VCM Mong Duong Power Company Limited	—	30.00	74,161		81,436	48,636
CAML Resources Pty. LTD.	3,239	33.34	40,388		43,820	62,227
NCR LLC	—	29.41	32,348		30,496	39,303
POSCHROME (PROPRIETARY) LIMITED	43,350	50.00	19,892		7,911	21,324
Others (31 companies)(*5)	—	—	—		90,930	91,101

					1,029,922	990,251

				￦	1,830,047	1,530,802

(*1)	It is reclassified from subsidiary to associate due to the merger with Sungjin Geotec Co., Ltd. during the year ended December 31, 2013.
(*2)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*3)	As the Company’s share of losses exceeded its interest in this entity, the carrying amount of that interest was reduced to nil and the recognition of further losses was discontinued. Unrecognized losses in this entity are ￦10,258 million during the year ended December 31, 2013.
(*4)	It is reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the year ended December 31, 2013.
(*5)	Investments in associates amounting to ￦64,810 are provided as collateral related to associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Details of investments in joint ventures as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013					2012
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	115,680	￦	115,708	28,060
POSCO ES MATERIALS	1,000,000	50.00	43,000		40,386	42,388

					156,094	70,448

[Foreign]
Roy Hill Holdings Pty Ltd.	12,723,959	12.50	998,180		825,901	527,129
CSP-Compania Siderurgica do Pecem	660,301,330	20.00	393,925		263,419	214,761
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		343,590	348,646
DMSA, AMSA	—	4.00	193,182		180,355	124,326
KOBRASCO	2,010,719,185	50.00	32,950		95,233	113,847
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00	61,961		96,309	92,888
Others (7 companies)					17,745	16,414

					1,822,552	1,438,011

				￦	1,978,646	1,508,459

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2013 and 2012 are as follows:

1)	December 31, 2013

(in millions of Won)
Company	December 31, 2012 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2013 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		181,361	101,210	—	(49,065)	697	234,203
SNNC		147,539	—	(27,685)	2,183	1,932	123,969
POSCO MITSUBISHI CARBON TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
BLUE OCEAN Private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		29,414	—	—	(5,535)	(146)	23,733
Incheongimpo Highway Co., Ltd		13,680	24,521	—	(441)	(1)	37,759
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
Garolim Tidal Power Plant Co., Ltd.		11,544	2,201	—	(804)	—	12,941
Gunggi Green Energy		7,353	5,475	—	(8,213)	381	4,996
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
KONES, Corp.		6,476	—	—	(740)	48	5,784
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	—	—	(7,601)	—	—
QSONE Co., Ltd.		—	84,395	—	(299)	—	84,096
POSMATE		46,204	—	—	—	(46,204)	—
Others		39,096	9,124	—	1,820	(10,220)	39,820

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP-Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
DMSA, AMSA		124,326	58,374	—	31	(2,376)	180,355
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
AMCI (WA) Pty Ltd.		123,018	—	—	(6,283)	(18,268)	98,467
KOREA LNG LTD.		99,976	—	(21,999)	21,898	(35,422)	64,453
BX STEEL POSCO Cold RolledSheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
CAML Resources Pty. LTD.		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
POSCHROME (PROPRIETARY) LIMITED		21,324	—	(7,196)	2,943	(9,160)	7,911
Others		107,515	7,439	(5,252)	(70,504)	69,477	108,675

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2)	December 31, 2012

(in millions of Won)
Company	Dec. 31, 2011 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	Dec. 31, 2012 Book value
[Domestic]
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	￦	194,942	—	—	(17,162)	3,581	181,361
SNNC		154,131	—	(20,306)	15,157	(1,443)	147,539
POSCO MITSUBISHI CARBON TECHNOLOGY		—	28,920	—	(860)	—	28,060
POSCO ES MATERIALS		—	43,000	—	(560)	(52)	42,388
BLUE OCEAN Private Equity Fund		35,971	—	—	(4,542)	2,410	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,026	—	—	8,534	(146)	29,414
Incheongimpo Highway Co., Ltd		3,500	9,368	—	(377)	1,189	13,680
UITrans LRT Co., Ltd.		3,610	11,294	—	1,268	272	16,444
Garolim Tidal Power Plant Co., Ltd.		11,995	—	—	(451)	—	11,544
Gunggi Green Energy		—	8,925	—	(1,572)	—	7,353
KONES, Corp.		6,764	—	—	(219)	(69)	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	—	—	(26,626)	—	7,601
POSMATE		22,409	21,025	(536)	2,158	1,148	46,204
Kyobo Life Insurance Co., Ltd.		1,377,114	—	(24,600)	37,038	(1,389,552)	—
Cheongna IBT Co., Ltd.		35,564	—	—	(729)	(34,835)	—
MTAPOLIS Co., Ltd.		15,674	—	—	(15,674)	—	—
MIDAS Information Technology Co., Ltd.		12,476	—	(87)	1,530	(13,919)	—
Others		56,163	3,619	(107)	(2,051)	(18,528)	39,096

		1,985,566	126,151	(45,636)	(5,138)	(1,449,944)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	551,979	—	(16,537)	(8,313)	527,129
POSCO-NPS Niobium LLC		374,868	—	(18,632)	19,199	(26,789)	348,646
CSP-Compania Siderurgica do Pecem		124,231	132,849	—	(2,520)	(39,799)	214,761
Eureka Moly LLC		109,772	—	—	—	103,364	213,136
South-East Asia Gas Pipeline Company Ltd.		136,175	19,248	—	—	(10,592)	144,831
Nickel Mining Company SAS		168,292	—	—	(12,795)	(8,798)	146,699
DMSA, AMSA		119,556	16,813	—	(1,176)	(10,867)	124,326
AMCI (WA) Pty LTD.		168,212	—	—	(38,706)	(6,488)	123,018
KOREA LNG LTD.		127,901	—	(21,534)	12,697	(19,088)	99,976
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		95,577	—	—	2,650	(5,339)	92,888
KOBRASCO		128,884	—	(24,644)	28,792	(19,185)	113,847
AES-VCM Mong Duong Power Company Limited		31,201	—	—	(1,246)	18,681	48,636
CAML Resources Pty. LTD.		55,465	—	—	11,390	(4,628)	62,227
NCR LLC		24,107	—	—	(452)	15,648	39,303
POSCHROME (PROPRIETARY) LIMITED		24,674	33	—	(311)	(3,072)	21,324
Others		157,178	19,136	(5,143)	(18,549)	(45,107)	107,515

		1,846,093	740,058	(69,953)	(17,564)	(70,372)	2,428,262

	￦	3,831,659	866,209	(115,589)	(22,702)	(1,520,316)	3,039,261

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	The fair value of investments in associates for which there are published price quotations as of December 31, 2013 is as follows:

(in millions of Won)
Company	Fair value
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	￦	189,916

(f)	Summarized financial information of associates and joint ventures as of and for years ended December 31, 2013 and 2012 is as follows:

1)	December 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		900,409	765,481	134,928	597,561	(98,435)
SNNC		504,351	235,830	268,521	405,419	8,458
POSCO MITSUBISHI CARBON TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
BLUE OCEAN Private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		284,290	222,246	62,044	10,224	(15,924)
Incheongimpo Highway Co., Ltd		157,082	32,691	124,391	—	(1,473)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
Garolim Tidal Power Plant Co., Ltd.		43,592	3,350	40,242	—	(2,502)
Gunggi Green Energy		333,027	263,608	69,419	21,577	(5,526)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
KONES, Corp.		3,748	2,296	1,452	7,442	(1,612)
Busan-Gimhae Light Rail Transit Co., Ltd.		752,011	793,042	(41,031)	34,670	(71,110)
QSONE Co.,Ltd.		247,592	79,399	168,193	882	(597)
[Foreign]
Roy Hill Holdings Pty Ltd.		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP-Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
DMSA, AMSA		8,636,317	5,190,558	3,445,759	—	(473)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
KOREA LNG LTD.		381,437	98	381,339	111,602	109,495
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359
KOBRASCO		203,467	13,001	190,466	70,428	42,852
CAML Resources Pty. LTD.		185,465	52,782	132,683	238,296	53,950
POSCHROME (PROPRIETARY) LIMITED		38,440	3,779	34,661	72,243	6,765

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2)	December 31, 2012

Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)	763,581	632,999	130,582	703,236	(29,219)
SNNC	577,273	261,781	315,492	379,230	16,959
POSCO MITSUBISHI CARBON TECHNOLOGY	47,014	247	46,767	—	(1,433)
POSCO ES MATERIALS	69,287	16,067	53,220	—	(1,422)
BLUE OCEAN Private Equity Fund	347,298	224,338	122,960	429,210	(16,504)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	333,716	250,540	83,176	229,271	36,971
Incheongimpo Highway Co., Ltd	44,714	334	44,380	—	(1,323)
UITrans LRT Co., Ltd.	50,932	12,822	38,110	—	(880)
Garolim Tidal Power Plant Co., Ltd.	37,476	1,546	35,930	—	(1,404)
Gunggi Green Energy	103,340	68,990	34,350	—	(467)
KONES, Corp.	6,739	3,627	3,112	8,274	(527)
Busan-Gimhae Light Rail Transit Co., Ltd.	787,011	756,606	30,405	16,811	(106,668)
POSMATE	118,077	14,580	103,497	104,705	9,587
MTAPOLIS Co., Ltd.	521,942	512,720	9,222	21,063	(35,244)
[Foreign]
Roy Hill Holdings Pty Ltd.	1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC	697,431	140	697,291	—	38,412
CSP-Compania Siderurgica do Pecem	1,088,105	16,551	1,071,554	—	(12,622)
South-East Asia Gas Pipeline Company Ltd.	1,341,510	763,116	578,394	—	—
Nickel Mining Company SAS	445,344	91,266	354,078	120,224	(33,981)
DMSA, AMSA	7,935,489	5,906,301	2,029,188	—	(29,407)
KOREA LNG LTD.	545,841	64	545,777	109,992	107,953
BX STEEL POSCO Cold RolledSheet Co., Ltd.	922,932	579,140	343,792	1,506,012	2,296
KOBRASCO	231,524	3,831	227,693	121,619	56,282
CAML Resources Pty. LTD.	209,717	70,502	139,215	284,134	34,162
POSCHROME (PROPRIETARY) LIMITED	53,900	3,582	50,318	89,962	(899)

12. Joint Operations

Details of significant joint operations of the Company as of December 31, 2013 are as follows:

Jonint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Gleenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Austrailia
POSMAC J/V	Mine development	20.00	Austrailia
CD J/V	Mine development	5.00	Austrailia
Intergra Coal J/V	Mine development	5.95	Austrailia
RUM J/V	Mine development	10.00	Austrailia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

13. Investment Property, Net

(a)	Investment property as of December 31, 2013 and 2012 are as follows:

	2013				2012
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	200,468	(38,966)	161,502	252,846	(41,464)	211,382
Buildings		399,998	(160,805)	239,193	490,657	(186,154)	304,503
Structures		6,836	(3,237)	3,599	9,448	(4,142)	5,306
Others		20,935	—	20,935	—	—	—

Total	￦	628,237	(203,008)	425,229	752,951	(231,760)	521,191

As of December 31, 2013, the fair value of investment property is ￦705,707 million, among which the Company evaluated investment property of 7 subsidiaries including International Business Center Corporation as its book value amounted to ￦84,479 million since it is believed that fair value is approximately same as book value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately same.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others(*1)	Ending
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Others		—	20,935	—	—	—	—	20,935

Total	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦1,053 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

14. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2013 and 2012 are as follows:

	2013					2012
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	2,719,989	(11,979)	—	2,708,010	2,658,401	(11,979)	—	2,646,422
Buildings		8,112,980	(3,223,992)	(153)	4,888,835	7,120,322	(2,951,420)	(100)	4,168,802
Structures		4,649,271	(1,864,574)	(110)	2,784,587	3,997,124	(1,676,669)	(274)	2,320,181
Machinery and equipment		40,685,986	(21,242,212)	(938)	19,442,836	36,217,492	(19,684,338)	(950)	16,532,204
Vehicles		284,113	(233,080)	—	51,033	279,650	(219,489)	(7)	60,154
Tools		346,018	(283,120)	(45)	62,853	331,870	(261,972)	(47)	69,851
Furniture and fixtures		568,313	(394,958)	(203)	173,152	526,396	(342,706)	(310)	183,380
Finance lease assets		151,219	(50,695)	—	100,524	105,241	(48,017)	—	57,224
Construction-in-progress		5,553,322	—	(5,033)	5,548,289	6,238,161	—	—	6,238,161

Total	￦	63,071,211	(27,304,610)	(6,482)	35,760,119	57,474,657	(25,196,590)	(1,688)	32,276,379

(b)	Changes in the carrying value of property, plant and equipment for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Finance lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

Total	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses of property, plant and equipment amounted to ￦9,742 million are included.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	￦	2,549,178	51,978	2,377	(26,793)	—	69,682	2,646,422
Buildings		4,019,829	210,756	12,210	(29,756)	(298,978)	254,741	4,168,802
Structures		2,260,437	25,170	—	(24,308)	(199,970)	258,852	2,320,181
Machinery and equipment		16,179,384	698,693	5,804	(209,357)	(1,774,051)	1,631,731	16,532,204
Vehicles		66,743	15,620	141	(1,244)	(20,705)	(401)	60,154
Tools		80,877	17,404	411	(1,081)	(36,026)	8,266	69,851
Furniture and fixtures		169,689	53,040	76	(3,369)	(65,074)	29,018	183,380
Finance lease assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,314,731	—	—	—	(3,165,075)	6,238,161

Total	￦	28,453,184	7,387,927	21,019	(296,144)	(2,403,958)	(885,649)	32,276,379

(*1)	Impairment losses of property, plant and equipment amounted to ￦12,977 million are included.
(*2)	Includes reclassification for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Weighted average expenditure	￦	6,442,564	3,131,866
Borrowing costs capitalized		290,117	101,794
Capitalization rate		4.50%	3.25%

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	Collateral right holder	2013		2012
Land(*1)	Korean Development Bank and others	￦	767,004	545,654
Buildings and structures(*1)	Korean Development Bank and others		1,112,855	327,757
Machinery and equipment	Korean Development Bank and others		3,343,747	1,285,452
Tools	Korean Development Bank		7,300	—
Construction-in-progress	The Export-Import Bank of Korea		382,339	1,486,745

		￦	5,613,245	3,645,608

(*1)	Investment property is included.

15. Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2013 and 2012 are as follows:

	2013					2012
(in millions of Won)	Acquisition cost		Accumulated depreciation and accumulated impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and accumulated impairment loss	Government grants	Book value
Goodwill	￦	1,741,562	(125,624)	—	1,615,938	1,735,879	(22,188)	—	1,713,691
Intellectual property rights		1,551,898	(76,026)	(1,013)	1,474,859	317,748	(41,448)	(1,154)	275,146
Premium in rental		148,295	(17,028)	—	131,267	151,116	(13,383)	—	137,733
Development expense		158,228	(95,780)	(1,346)	61,102	127,856	(65,367)	(1,558)	60,931
Port facilities usage rights		504,331	(337,220)	—	167,111	410,023	(326,901)	—	83,122
Exploratation and evaluation assets		389,601	(29,853)	—	359,748	509,581	(29,853)	—	479,728
Mining development assets		968,191	—	—	968,191	1,643,306	—	—	1,643,306
Customer relationships		856,308	(163,428)	—	692,880	862,217	(111,485)	—	750,732
Other intangible assets		843,705	(384,960)	(1)	458,744	921,277	(403,302)	(3)	517,972

Total	￦	7,162,119	(1,229,919)	(2,360)	5,929,840	6,679,003	(1,013,927)	(2,715)	5,662,361

(2)	The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill(*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental(*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploratation and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,971	211,627	684	(1,102)	(58,843)	(1,435)	(210,158)	458,744

	￦	5,662,360	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,704)	5,929,840

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(*1)	Acquisition amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassification.

2)	For the year ended December 31, 2012

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill(*1)	￦	1,656,817	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	26,677	1	(1,375)	(24,829)	—	(235)	275,146
Premium in rental(*2)		139,144	13,498	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	10,266	—	(148)	(23,011)	—	28,241	60,931
Port facilities usage rights		94,746	—	—	—	(11,624)	—	—	83,122
Exploratation and evaluation assets		473,192	7,349	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	1,643,306
Client relationships		807,068	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	201,269	26,748	(652)	(44,466)	(9)	(4,074)	517,972

	￦	5,244,928	488,050	104,669	(12,213)	(157,991)	(21,246)	16,164	5,662,361

(*1)	Acquisition amounts include goodwill amounting to ￦77,298 million related to the acquisition of PONUTech Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassification.

(c)	For the purpose of impairment testing, goodwill is allocated to individually operating entities determined to be CGUs. The goodwill amounts as of December 31, 2013 and 2012 are as follows:

Reporting segments	Total number of CGUs
	2013	2012	CGUs	2013		2012
Steel	10	10	POSCO Thainox Public Company Limited(*3)	￦	18,624	109,779
			POSCO VST CO., LTD.		36,955	36,955
			Others		14,084	14,096
Trading	3	3	Daewoo International Corporation(*1)		1,163,922	1,163,922
			Others		9,711	11,906
E&C	4	4	POSCO Engineering Co., Ltd.(*2)		194,637	194,637
			EPC EQUITIES LLP(*4)		44,412	47,913
			Others		11,119	11,291
Others	10	10	PONUTech Co., Ltd		77,298	77,298
			POSCO ENERGY Co., LTD.		26,471	26,471
			Others(*4)		18,705	19,423

Total	27	27		￦	1,615,938	1,713,691

(*1)	Recoverable amounts of Daewoo International Corporation were determined based on value-in-use. As of December 31, 2013, value-in-use is estimated by applying 8.3% discount rate and 3.0% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management`s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2013 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦65,816 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 5.49% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 3.39%.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would cause a change in impairment loss of goodwill.

(*2)	Recoverable amounts of POSCO Engineering Company were determined based on value-in-use. As of December 31, 2013, value-in-use is estimated by applying 12.3% discount rate and 1% terminal growth rate with 5 years. The estimated future cash flows based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2013 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amounts of CGU exceeded the carrying value by ￦288,906 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 2.69% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 1.84%. The change has no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*3)	Recoverable amounts of POSCO-Thainox Public Company Limited were determined based on fair value less cost to sell, which was calculated by adding a 28.8% control premium to the current stock price as of December 31, 2013.

The Company recognized goodwill impairment loss of ￦97,245 million as the carrying value of the CGU was higher than its recoverable amount as of December 31, 2013.

(*4)	The Company recognized goodwill impairment loss of ￦6,191 million as the carrying values of the EPC EQUITIES LLP and other subsidiaries were higher than recoverable amounts as of December 31, 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

16. Other Assets

Other current assets and other long-term assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)
	2013		2012
Other current assets
Advance payment	￦	1,138,976	1,205,969
Prepaid expenses		130,272	189,647
Others		1,420	2,564

	￦	1,270,668	1,398,180

Other long-term assets
Long-term advance payment	￦	3,090	2,119
Long-term prepaid expenses		204,449	178,934
Others		157,659	212,733

	￦	365,198	393,786

17. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2013 and 2012 are as follows:

(in millions of Won)				Interest
	Bank	Issuance date	Maturity date	rate(%)	2013		2012
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2013~December, 2013	January, 2014~December, 2014	0.1~1.0	￦	100,211	123,685
Short-term borrowings(*1)	Shinhan Bank and others	January, 2013~December, 2013	January, 2014~December, 2014	0.3~12.8		7,256,486	7,586,993

						7,356,697	7,710,678

Current portion of long-term liabilities
Current portion of long-term borrowings(*1)	Korean Development Bank and others	June, 2003~December, 2013	January, 2014~December, 2014	0.5~9.0		856,188	898,564
Less : Present value discount						(59)	—
Current portion of foreign loan	NATIXIS	June, 1984~March, 1986	March, 2014~December, 2014	2.0		927	901
Current portion of debentures(*1)	Korean Development Bank and others	January, 2009~November, 2011	January, 2014~December, 2014	1.5~9.0		2,502,246	1,899,430
Less: Current portion of discount on debentures issued						(2,353)	(2,644)
Add: Premium on debentures redemption						—	2,419

						3,356,949	2,798,670

					￦	10,713,646	10,509,348

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦5,437,689 million, ￦43,872 million (three hundred fourteen sheets of note receivable), ￦27,195 million, ￦675,812 million and ￦87,029 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Long-term borrowings, excluding current portion as of December 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)				Interest
	Bank	Issuance date	Maturity date	rate(%)	2013		2012
Long-term borrowings(*1)	Korean Development Bank and others	January, 1983~ December, 2013	February, 2015~ December, 2099	0.5~11.2	￦	7,017,532	5,161,711
Less : Present value discount						(43,897)	(44,293)
Foreign loan(*2)	NATIXIS	March, 1986	March, 2017	2.0		1,140	2,009
Bonds(*1,3)	Korean Development Bank and others	August, 2006~ December, 2013	February, 2015~ December, 2021	0.0~6.3		8,590,965	9,339,966
Less: Discount on debentures issued						(45,372)	(62,943)
Add: Premium on debentures redemption						12,591	15,635

					￦	15,532,959	14,412,085

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦5,437,689 million, ￦43,872 million (three hundred fourteen sheets of note receivable), ￦27,195 million, ￦675,812 million and ￦87,029 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	Korea Development Bank has provided guarantees related to the foreign loan.
(*3)	POSCO issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. The Company also provides guarantees for Zeus (Cayman) Ltd.

18. Other Payables

Other payables as of December 31, 2013 and 2012 are as follows:

(in millions of Won)
	2013		2012
Current
Accounts payable	￦	914,288	737,802
Accrued expenses		873,613	868,015
Dividend payable		11,709	7,487
Finance lease liabilities		14,218	16,044
Withholding		315,026	205,556

	￦	2,128,854	1,834,904

Non-current
Accounts payable	￦	116,160	117,462
Accrued expenses		25,358	24,950
Finance lease liabilities		39,257	32,961
Long-term withholding		25,859	68,549

	￦	206,634	243,922

During the year ended December 31, 2012, a fine of ￦117,629 million was imposed on POSCO and POSCO Coated & Color Steel Co., Ltd. for price fixing galvanized steel sheets as a result of Korea Fair Trade Commission’s investigation. The Company made a payment for the fine in the first half of 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)
	2013		2012
Current
Derivatives liabilities	￦	128,370	84,922
Financial guarantee liabilities		7,534	7,819

	￦	135,904	92,741

Non-current
Derivatives liabilities	￦	229,096	100,220
Financial guarantee liabilities		30,925	17,493

	￦	260,021	117,713

20. Provisions

(a)	Provisions as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013			2012
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	52,377	—	42,904	—
Provision for construction warranties		35,027	20,669	23,489	27,227
Provision for legal contingencies and claims(*1)		—	30,330	—	30,920
Others(*2)		19,925	95,273	11,438	41,951

	￦	107,329	146,272	77,831	100,098

(*1)	As of December 31, 2013 and 2012, the amount includes a provision of ￦23,300 million and ￦23,784 million, respectively, for potential claims in connection with the spin-off of the trading division of Daewoo International Corporation in 2000 (Note 39). In addition, a provision of ￦7,030 million and ￦7,136 million are included as of December 31, 2013 and 2012, respectively, for a payment guarantee related to borrowings incurred in the disposition of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.
(*2)	As of December 31, 2013, the amount includes a provision of ￦74,888 million for expected outflows of resources in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., LTD.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance

Provision for construction warranties	Estimations based on historical warranty data

Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Changes in provisions for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Others		53,389	86,077	(23,576)	(1,597)	905	115,198

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

21. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets.

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Expense related to post-employment benefit under defined contribution plans	￦	19,126	16,520

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose defined benefit pension plan will receive defined payment upon termination of their employment if they fulfill the condition to qualify as recipients. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Present value of funded obligations	￦	1,515,426	1,394,675
Fair value of plan assets		(1,247,483)	(1,064,711)
Present value of non-funded obligations		5,217	15,724

Net defined benefit liabilities	￦	273,160	345,688

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Defined benefit obligation at the beginning of period	￦	1,410,399	1,173,238
Current service costs		238,386	212,450
Interest costs		47,039	51,351
Remeasurements:		(12,615)	83,050
- Gain from change in demograhpic assumptions		(5,624)	(7,842)
- Loss from change in financial assumptions		7,667	85,483
- Others		(14,658)	5,409
Business combinations		11,379	1,684
Benefits paid		(129,038)	(116,846)
Others		(44,907)	5,472

Defined benefit obligation at the end of period	￦	1,520,643	1,410,399

3)	Changes in fair value of plan assets for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Fair value of plan assets at the beginning of period	￦	1,064,711	832,771
Interest on plan assets		37,677	37,669
Remeasurement of plan assets		(1,482)	2,157
Contributions to plan assets(*1)		254,771	267,420
Business combinations		9,372	906
Others		(34,942)	(489)
Benefits paid		(82,624)	(75,723)

Fair value of plan assets at the end of period	￦	1,247,483	1,064,711

(*1)	The Company expects to make a contribution of ￦254,771 million to the defined benefit plan assets in 2014.

4)	The fair value of plan assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Equity instruments	￦	35,364	12,002
Debt instruments		98,686	107,303
Deposits		958,509	743,884
Others		154,924	201,522

	￦	1,247,483	1,064,711

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Current service costs	￦	238,386	212,450
Net interest costs(*1)		9,362	13,682

	￦	247,748	226,132

(*1)	The actual return on plan assets amounted to ￦36,195 million and ￦39,826 million for the years ended December 31, 2013 and 2012, respectively.

The above expenses by function were as follows :

(in millions of Won)	2013		2012
Cost of sales	￦	180,090	164,763
Selling and administrative expenses		66,327	60,457
Others		1,331	912

	￦	247,748	226,132

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	(245,229)	(182,702)
Current actuarial gains (losses)		6,224	(62,527)

Ending	￦	(239,005)	(245,229)

7)	The principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

(%)	2013	2012
Discount rate(*1)	3.47~4.91	3.29~4.46
Expected future increase in salaries(*2)	1.07~5.75	1.04~6.72

(*1)	Discount rate is the yield at the end of the reporting period on high quality corporate bonds that have maturity dates approximating the terms of benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.
(*2)	The expected future increase in salaries is based on the average salary increase rate for past three- years.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount		Percentage(%)
Discount rate	￦	(102,996)	(6.8)	￦	114,323	7.5
Expected future increases in salaries		112,291	7.4		(101,720)	(6.7)

9)	As of December 31, 2013 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	Later than 20 years	Total
Benefits paid	￦	69,334	239,632	532,724	992,760	254,495	￦	2,088,945

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining working lives of employees.

22. Other Liabilities

Other liabilities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Other current liabilities
Due to customers for contract work	￦	898,605	529,104
Advances received		1,176,621	1,289,805
Unearned revenue		29,217	46,963
Withholdings		192,497	162,073
Deferred revenue		202	235
Others(*1)		268,032	283,474

	￦	2,565,174	2,311,654

Other long-term liabilities
Advances received	￦	201,432	312,668
Unearned revenue		1,465	841
Others(*1)		57,954	64,305

	￦	260,851	377,814

(*1)	Includes other current liabilities amounting to ￦261,855 million, ￦274,490 million and other long-term liabilities amounting to ￦8,935 million and ￦14,939 million as of December 31, 2013 and 2012, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

23. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	78,222	71,354
Available-for-sale financial assets		4,166,384	3,914,522
Held-to-maturity investments		3,834	34,488
Loans and receivables		21,206,326	19,787,951

	￦	25,454,766	23,808,315

2)	Financial liabilities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	357,466	185,142
Financial liabilities evaluated as amortized cost
Trade accounts payable		4,231,881	4,391,788
Borrowings		26,246,605	24,921,433
Financial guarantee liabilities		38,459	25,312
Others		2,253,989	1,802,174

		32,770,934	31,140,707

	￦	33,128,400	31,325,849

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2013 and 2012 were as follows:

	December 31, 2013

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	549	—	—	—	348,126	67,951	416,626	—
Available-for-sale financial assets		4,010	59,181	—	—	101,842	(280,237)	(115,204)	412,346
Held-to-maturity investments		480	—	—	—	—	84	564	—
Loans and receivables		255,359	—	20,232	(69,773)	(20,009)	(145)	185,664	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(264,739)	(287,864)	(552,603)	—
Financial liabilities at amortized cost		(657,681)	—	49,906	236,016	—	(11,703)	(383,462)	—

	￦	(397,283)	59,181	70,138	166,243	165,220	(511,914)	(448,415)	412,346

‚	December 31, 2012

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	130	—	—	—	407,505	77,907	485,542	—
Available-for-sale financial assets		1,046	124,475	—	—	75,809	(224,171)	(22,841)	(81,471)
Held-to-maturity investments		1,664	—	—	—	(224)	79	1,519	—
Loans and receivables		275,967	—	(252,265)	(162,156)	(33,786)	(406)	(172,646)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(308,350)	(143,754)	(452,104)	—
Financial liabilities at amortized cost		(871,457)	—	348,481	855,805	—	(72,874)	259,955	—

	￦	(592,650)	124,475	96,216	693,649	140,954	(363,219)	99,425	(81,471)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Cash and cash equivalents	￦	4,208,562	4,680,526
Financial assets at fair value through profit or loss		78,222	71,354
Available-for-sale financial assets		97,618	203,353
Held-to-maturity investments		3,834	34,488
Loans and other receivables		5,408,163	3,927,248
Trade accounts and notes receivable, net		11,492,601	11,037,973
Long-term trade accounts and notes receivable, net		97,000	142,204

	￦	21,386,000	20,097,146

The Company provided financial guarantees for the repayment of loans of associates and third parties. As of December 31, 2013 and 2012, the maximum exposure to credit risk related to the financial guarantee amounted to ￦4,520,052 million, ￦4,607,773 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Trade accounts and notes receivable	￦	439,073	379,536
Other accounts receivable		81,470	47,565
Long-term loans		127,990	42,721
Other assets		13,118	5,055

	￦	661,651	474,877

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

‚	Impairment losses on financial assets for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Bad debt expenses on trade receivables	￦	90,119	79,258
Impairment of available-for-sale financial assets		280,237	224,171
Other bad debt expenses(*1)		111,065	44,115
Less: Recovery of impairment of held-to-maturity financial assets		(84)	(79)

	￦	481,337	347,465

(*1)	Other bad debt expenses are mainly related to other receivables and loans.

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013			2012
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	￦	8,465,892	48,147	9,106,925	52,063
Over due less than 1 month		1,849,829	12,675	1,313,554	4,387
1 month - 3 months		239,498	3,124	278,029	3,264
3 months - 12 months		503,171	10,681	413,251	41,291
over 12 months		970,284	364,446	447,954	278,531

	￦	12,028,674	439,073	11,559,713	379,536

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	474,877	406,721
Bad debt expenses		90,119	79,258
Other bad debt expenses		111,065	44,115
Write-off		(10,368)	(40,138)
Others		(4,042)	(15,079)

Ending	￦	661,651	474,877

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	Later than 5 years
Trade accounts payable	￦	4,231,881	4,231,881	4,231,322	559	—
Financial guarantee liabilities(*1)		38,459	4,520,052	4,520,052	—	—
Other financial liabilities		2,253,989	2,253,989	2,047,355	206,634	—
Borrowings(*2)		26,246,605	29,293,081	11,946,021	11,723,706	5,623,354

	￦	32,770,934	40,299,003	22,744,750	11,930,899	5,623,354

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
(*2)	Includes cash flows of embedded derivatives instruments in relation to exchangeable bonds (exchange right).

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)	Within 1 year		1 year -5 years	Later than 5 years	Total
Currency forward	￦	20,166	24,882	—	45,048
Currency futures	￦	35,605	—	—	35,605
Currency swaps		72,267	23,459	5,291	101,017
Interest swaps		332	—	—	332

	￦	128,370	48,341	5,291	182,002

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013			2012
	Assets		Liabilities	Assets	Liabilities
USD	￦	3,929,623	8,953,287	3,933,448	9,120,893
EUR		365,021	408,542	317,381	330,481
JPY		482,691	1,727,946	239,569	2,017,179
Others		372,715	212,287	264,299	65,679

2)	As of December 31, 2013 and 2012, provided that functional currency against foreign currencies other than functional currency hypothetically weakens or strengthens by 10%, the changes in gain or loss during the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013			2012
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(502,366)	502,366	(518,745)	518,745
EUR		(4,352)	4,352	(1,310)	1,310
JPY		(124,526)	124,526	(177,761)	177,761

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Fixed rate
Financial assets	￦	8,195,153	7,325,825
Financial liabilities		(15,633,891)	(15,301,208)

	￦	(7,438,738)	(7,975,383)

Variable rate
Financial liabilities	￦	(10,612,712)	(9,620,225)

2)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2013 and 2012, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦ (106,127)	106,127	(96,202)	96,202

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013			2012
	Book Value		Fair Value	Book Value	Fair Value
Assets measured at fair value
Available-for-sale financial assets(*1)	￦	3,560,515	3,560,515	3,349,606	3,349,606
Derivatives assets held for trading(*2)		78,222	78,222	71,354	71,354

		3,638,737	3,638,737	3,420,960	3,420,960

Assets measured amortized cost(*3)
Cash and cash equivalents		4,208,562	4,208,562	4,680,526	4,680,526
Trade accounts and notes receivable, net		11,589,601	11,589,601	11,180,177	11,180,177
Loans and other receivables, net		5,408,163	5,408,163	3,927,248	3,927,248
Held-to-maturity investments		3,834	3,834	34,488	34,488

		21,210,160	21,210,160	19,822,439	19,822,439

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		357,466	357,466	185,142	185,142
Liabilities measured amortized cost(*3)
Trade accounts and notes payable		4,231,881	4,231,881	4,391,787	4,391,787
Borrowings		26,246,605	26,550,721	24,921,433	25,382,344
Financial guarantee liabilities		38,459	38,459	25,312	25,312
Others		2,253,989	2,253,989	1,802,175	1,802,175

	￦	32,770,934	33,075,050	31,140,707	31,601,618

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies is used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2)	Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2013 and 2012 are as follows:

	2013	2012
Interest rate of borrowings(%)	0.76~5.18	1.47~7.22

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

3)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of December 31, 2013 and 2012 are as follows:

a. December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

	￦	2,816,484	78,222	744,031	3,638,737

Financial Liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

b. December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

	￦	2,590,933	71,354	758,673	3,420,960

Financial Liabilities
Derivatives liabilities held for trading	￦	—	185,142	—	185,142

ƒ	Changes in fair value of financial instruments measured by Level 3 for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	758,673	939,241
Valuation		(15,423)	(182,927)
Acquisition and others(*1)		19,766	30,729
Disposal and others(*2)		(18,985)	(28,370)

Ending	￦	744,031	758,673

(*1)	Included ￦16,518 million and ￦15,326 million transferred to Level 3 for the years ended December 31, 2013 and 2012, respectively.
(*2)	Included ￦12,176 million and ￦17,500 million excluded from Level 3 for the years ended December 31, 2013 and 2012, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(g)	Offsetting financial assets and financial liabilities

As of December 31, 2013 and 2012, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1)	December 31, 2013

(in millions of Won)					Related amounts not set off in the statement of financial position
	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Finalcial instruments	Cash collateral received or pledged	Net amount
Financial assets
Trade accounts and notes receivable	￦	73,956	—	73,956	(73,956)	—	—
Derivatives(*1)		64,408	—	64,408	(64,408)	—	—

Total		138,364	—	138,364	(138,364)	—	—

Financial liabilities
Short-term borrowings		73,956	—	73,956	(73,956)	—	—
Derivatives(*1)		108,405	—	108,405	(64,408)	(3,410)	40,587

Total	￦	182,361	—	182,361	(138,364)	(3,410)	40,587

(*1)	Some of derivative contract are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

2)	December 31, 2012

(in millions of Won)					Related amounts not set off in the statement of financial position
	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Finalcial instruments	Cash collateral received or pledged	Net amount
Financial assets
Trade accounts and notes receivable	￦	80,258	—	80,258	(80,258)	—	—
Derivatives(*1)		56,341	—	56,341	(56,341)	—	—

Total		136,599	—	136,599	(136,599)	—	—

Financial liabilities
Short-term borrowings		80,258	—	80,258	(80,258)	—	—
Derivatives(*1)		59,274	—	59,274	(56,341)	(2,933)	—

Total	￦	139,532	—	139,532	(136,599)	(2,933)	—

(*1)	Some of derivative contract are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

24. Share Capital and Contributed Surplus

(a)	Share capital as of December 31, 2013 and 2012 are as follows:

(Share, in Won)	2013		2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2013, total shares of ADRs of 53,749,064 are equivalent to 13,437,266 of common stock.
(*2)	As of December 31, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2013 and 2012 were as follows:

(share)	2013			2012
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(9,942,391)	77,244,444	87,186,835	(9,942,391)	77,244,444
Disposal of treasury shares	—	2,539,180	2,539,180	—	—	—
Ending	87,186,835	(7,403,211)	79,783,624	87,186,835	(9,942,391)	77,244,444

(c)	Capital surplus as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,215	763,867
Other capital deficit		(154,774)	(122,878)

	￦	1,078,266	1,104,814

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

25. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2013
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	￦	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000
Issuance cost					(3,081)

				￦	996,919

(*1)	Details of hybrid bonds as of December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

reset every 5 years as follows;

• After 5 years : return on government bond (5 years) + 1.3%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 25 years : additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%

reset every 10 years as follows;

• After 10 years : return on government bond (10 years) + 1.4%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quaterly (Optional deferral of interest payment is available to the Company)	Quaterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of December 31, 2013 amounts to ￦2,301 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2013, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate(%)	2013
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	￦	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000
Issuance cost					(1,532)

				￦	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows;

• After 5 years : returen on government bond (5 years) + 1.39%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows;

• After 5 years : returen on government bond (5 years) + 1.45%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 5.21% reset every 5 years as follows;

• After 5 years : returen on government bond (5 years) + 1.55%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quaterly (Optional deferral of interest payment is available to the Company)	Quaterly (Optional deferral of interest payment is available to the Company)	Quaterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments (Non-controlling interests). The interest accumulated but not paid on the hybrid bonds as of December 31, 2013 amounts to ￦2,000 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

26. Reserves

(a)	Reserves as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(295,946)	(129,159)
Changes in the unrealized fair value of available-for-sale investments		480,409	67,956
Currency translation differences		(189,085)	(8,591)
Others		(18,454)	(18,356)

	￦	(23,076)	(88,150)

(b)	Changes in fair value of available-for-sale investments for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning balance	￦	67,956	154,617
Changes in the unrealized fair value of available-for-sale investments		312,196	(189,664)
Reclassification to profit of loss upon disposal		(73,848)	(54,089)
Impairment of avaiable-for-sale investments		170,892	150,869
Others		3,213	6,223

Ending balance	￦	480,409	67,956

27. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2013 and 2012 were as follows:

	2013			2012
(shares, in millions of Won)	Number of shares	Amount		Number of shares	Amount
Beginning	9,942,391	￦	2,391,406	9,942,391	2,391,406
Disposal of treasury shares	(2,539,180)		(812,282)	—	—

Ending	7,403,211	￦	1,579,124	9,942,391	2,391,406

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

28. Revenue

Details of revenue for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Goods sales	￦	50,921,090	55,123,774
Sevice sales		3,614,227	3,488,562
Construction sales		6,886,007	4,660,811
Rental income		24,735	32,056
Others		418,591	298,948

	￦	61,864,650	63,604,151

29. Construction Contracts

(a)	Construction contracts in progress as of December 31, 2013 and 2012 were as follows:

(in million of Won)	2013		2012
Aggregate amount of costs incurred	￦	10,380,202	8,343,117
Add: Recognized profits		950,010	659,555
Less: Recognized losses		(467,023)	(213,055)
Cumulative construction revenue		10,863,189	8,789,617
Less: Progress billing		(10,145,691)	(7,691,482)
Foreign currency gains and losses		(1,379)	(2,589)
Others		(39,795)	(130,941)

	￦	676,324	964,605

(b)	Unbilled amount due from customers and due to customers for contract work as of December 31, 2013 and 2012 are as follows:

(in million of Won)	2013		2012
Unbilled due from customers for contract work	￦	1,574,929	1,493,709
Due to customers for contract work		(898,605)	(529,104)

	￦	676,324	964,605

(c)	When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract.

The Company estimates the stage of completion of the contract based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

The estimated total contract costs are based on the nature and characteristics of an individual contract, historical costs of similar projects, and current circumstances. Only those contract costs that reflect work performed are included in costs incurred to date.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

The following are the key assumptions for the estimated contract cost.

Key assumptions for the estimation
Material	Estimations based on recent purchasing contracts, market price and quoted price

Labor Cost	Estimations based on standard monthly and daily labor cost

Outsourcing cost	Estimations based on the historical costs of similar projects, market price and quoted price

The management continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

30. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Wages and salaries	￦	754,819	694,682
Expenses related to post-employment benefits		67,482	61,261
Other employee benefits		165,751	170,734
Travel		53,003	52,817
Depreciation		228,496	218,747
Communication		14,601	15,088
Electric power		13,389	11,305
Taxes and public dues		55,177	59,664
Rental		110,191	93,268
Repairs		5,708	11,769
Entertainment		17,295	18,239
Advertising		105,663	55,777
Research & development		192,805	192,321
Service fees		240,034	264,439
Supplies		15,031	10,166
Vehicles maintenance		12,109	22,442
Industry association fee		11,924	11,487
Training		12,056	17,772
Conference		17,004	17,745
Warranty expense		19,075	13,148
Bad debt allowance		90,119	79,258
Others		30,073	37,334

	￦	2,231,805	2,129,463

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Selling expenses

Selling expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Freight	￦	1,432,935	1,472,817
Operating expenses for distribution center		9,838	9,327
Sales commissions		73,922	74,308
Sales advertising		3,228	4,575
Sales promotion		27,129	17,525
Sample		4,751	7,489
Sales insurance premium		27,031	32,065
Contract cost		37,323	52,176
Others		15,963	8,406

	￦	1,632,120	1,678,688

31. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Selling and administrative expenses	￦	192,805	192,321
Cost of sales		369,842	385,128

	￦	562,647	577,449

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

32. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded from operating profit but reflect the results of the Company’s operations for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Operating profits on the statement of comprehensive income	￦	2,996,134	3,653,108

Add
Gain on disposals of property, plant and equipment		14,177	42,290
Retal revenues		1,588	1,898
Gains on disposals of intangible assets		801	906
Gains on disposals of investment in associates		7,668	39,441
Gains on disposals of assets held for sale		101,611	193,333
Grant income		2,287	3,198
Reversal of other provisions		—	16,037
Outsourcing income		25,428	29,136
Gain on disposals of wastes		16,541	38,597
Gain from claim compensation		14,525	31,613
Penalty income from early termination of contracts		16,477	15,054
Others		27,970	36,617

		229,073	448,120

Deduct
Loss on disposals of property, plant and equipment		(121,133)	(65,486)
Loss on disposals of assets held for sale		(26,498)	(9,510)
Idle tangible assets expenses		(17,624)	(31,297)
Impariment losses on other non-current assets		(9,000)	(36,453)
Impairment losses of assets held for sale		(1,814)	(258,451)
Impairment loss of property, plant and equipment		(9,742)	(12,977)
Other bad debt expenses		(111,065)	(44,115)
Donations		(60,940)	(73,963)
Impairment losses on intangible assets		(125,316)	(21,776)
Penalty and default losses		(19,340)	(149,437)
Loss on disposals of wastes		(15,231)	(45,480)
Loss on disposals of investment in associates		(19,404)	(15,119)
Other provision expenses		(65,896)	—
Others		(47,803)	(45,401)

		(650,806)	(809,465)

Adjusted operating profit	￦	2,574,401	3,291,763

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

33. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Finance income
Interest income	￦	260,398	278,807
Dividend income		59,181	124,475
Gain on foreign currency transactions		997,591	935,457
Gain on foreign currency translations		511,143	936,740
Gains on derivatives transactions		370,343	407,791
Gains on valuations of derivatives		72,297	94,492
Gains on disposals of available-for-sale investment		105,563	112,095
Others		4,322	7,206

	￦	2,380,838	2,897,063

Finance costs
Interest expenses	￦	657,681	871,457
Loss on foreign currency transactions		927,453	839,241
Loss on foreign currency translations		344,900	243,091
Loss on derivatives transactions		286,574	309,067
Loss on valuation of derivatives		291,465	159,604
Impairment loss on available-for-sale investment		280,237	224,171
Loss on disposals of available-for-sale investment		3,721	36,286
Loss on financial guarantee		5,880	38,442
Others		31,342	76,279

	￦	2,829,253	2,797,638

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

34. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	14,177	42,290
Retal revenues		1,588	1,898
Gains on disposals of intangibles		801	906
Gains on disposals of investment in associates		7,668	39,441
Gain on disposal of assets held for sale		101,611	193,333
Grant income		2,287	3,198
Reversal of other provisions		—	16,037
Outsourcing income		25,428	29,136
Gain on disposals of wastes		16,541	38,597
Gain from claim compensation		14,525	31,613
Penalty income from early termination of contracts		16,477	15,054
Others		27,970	36,617

		229,073	448,120

Other non-operating expenses
Loss on disposals of property, plant and equipment		121,133	65,486
Loss on disposals of assets held for sale		26,498	9,510
Idle tangible assets expenses		17,624	31,297
Impariment losses on other non-current assets		9,000	36,453
Impairment losses on assets held for sale		1,814	258,451
Impairment loss of property, plant and equipment		9,742	12,977
Other bad debt expenses		111,065	44,115
Donations		60,940	73,963
Impairment losses on intangible assets		125,316	21,776
Penalty and default losses		19,340	149,437
Loss on disposals of wastes		15,231	45,480
Loss on disposals of investment in associates		19,404	15,119
Other provision expenses		65,896	—
Others		47,803	45,401

	￦	650,806	809,465

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

35. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2013 and 2012 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2013		2012
Changes in inventories	￦	12,163,136	14,161,271
Cost of merchandises sold		25,909,164	25,997,220
Employee benefits expenses(*2)		3,174,316	2,889,829
Outsourced processing cost		9,462,946	8,896,642
Depreciation expenses(*1)		2,505,536	2,405,769
Amortization expenses		180,014	157,991
Research & development expenses		562,647	577,449
Freight and custody expenses		1,432,935	1,472,817
Commissions paid		73,922	74,308
Loss on disposals of property, plant and equipment		121,133	65,486
Donations		60,940	73,963
Other expenses		3,872,633	3,987,763

	￦	59,519,322	60,760,508

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Wages and salaries	￦	2,907,442	2,647,177
Severance benefit		266,874	242,652

	￦	3,174,316	2,889,829

36. Income Taxes

(a)	Income tax expense for the years ended December 31, 2013 and 2012 was as follows:

(in millions of Won)	2013		2012
Current income taxes	￦	615,771	795,601
Deferred income tax due to temporary differences		108,034	154,324
Less: Items recorded directly in equity		(132,808)	32,954

Income tax expense	￦	590,997	982,879

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	The following table reconciles the expected amount of income tax expense based on POSCO’s statutory rates (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2013 and 2012:

(in millions of Won)	2013		2012
Income before income tax expense	￦	1,946,177	3,368,486
Income tax expense computed at statutory rate		470,975	815,174
Adjustments:		120,022	167,705
Tax effect due to permanent differences		65,526	48,220
Tax credit		(169,166)	(188,713)
Over (under) provision from prior years		(1,178)	1,776
Investments in subsidiaries and associates		193,191	281,437
Others		31,649	24,985

Income tax expense	￦	590,997	982,879

Effective tax rate (%)		30.37%	29.18%

(c)	The income taxes credited (charged) directly to other comprehensive income during the period ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Net changes in the unrealized fair value of available-for-sale securities	￦	(139,679)	22,585
Gain on sale of treasury stock		(1,707)	—
Others		8,578	10,369

	￦	(132,808)	32,954

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013				2012
	Beginning		Inc (Dec)	Ending	Beginning	Inc (Dec)	Ending
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(29,013)	551	(28,462)	(29,659)	646	(29,013)
Allowance for doubtful accounts		112,428	37,175	149,603	104,621	7,807	112,428
Reserve for technology developments		(375,930)	(4,735)	(380,665)	(366,232)	(9,698)	(375,930)
Depreciation		(46,574)	13,232	(33,342)	(58,288)	11,714	(46,574)
Share of profit or loss of equity-accounted investees		(96,374)	7,069	(89,305)	(224,136)	127,762	(96,374)
Reserve for inventory valuation		(4,082)	2,560	(1,522)	(1,514)	(2,568)	(4,082)
Revaluation of assets		(799,932)	(211,661)	(1,011,593)	(570,403)	(229,529)	(799,932)
Prepaid expenses		31,240	(2,855)	28,385	21,437	9,803	31,240
Impairment loss on property, plant and equipment		28,755	(3,237)	25,518	25,492	3,263	28,755
Loss on foreign currency translation		(63,345)	(125,857)	(189,202)	95,787	(159,132)	(63,345)
Defined benefit obligations		70,624	29,732	100,356	55,053	15,571	70,624
Plan assets		(46,421)	(12,245)	(58,666)	(43,091)	(3,330)	(46,421)
Provision for construction losses		2,227	2,046	4,273	2,852	(625)	2,227
Provision for construction warranty		14,841	1,833	16,674	15,902	(1,061)	14,841
Appropriated retained earnings for technological development		(451)	—	(451)	(165)	(286)	(451)
Accrued income		(3,197)	282	(2,915)	(1,949)	(1,248)	(3,197)
Others		310,022	170,015	480,037	376,107	(66,085)	310,022

		(895,182)	(96,095)	(991,277)	(598,186)	(296,996)	(895,182)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		24,006	(139,679)	(115,673)	1,421	22,585	24,006
Others		46,138	8,578	54,716	35,769	10,369	46,138

		70,144	(131,101)	(60,957)	37,190	32,954	70,144

Deferred tax from tax credit
Tax credit carryforward and others		339,108	98,534	437,642	256,877	82,231	339,108
Deferred tax effect due to unrealized gain (losses) and others		19,095	23,666	42,761	(8,375)	27,470	19,095

	￦	(466,835)	(104,996)	(571,831)	(312,494)	(154,341)	(466,835)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	Deferred tax assets and liabilities for the years ended December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013				2012
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(28,462)	(28,462)	—	(29,013)	(29,013)
Allowance for doubtful accounts		149,695	(92)	149,603	112,480	(52)	112,428
Reserve for technology developments		—	(380,665)	(380,665)	—	(375,930)	(375,930)
Depreciation		23,265	(56,607)	(33,342)	15,192	(61,766)	(46,574)
Share of profit or loss of equity-accounted investees		—	(89,305)	(89,305)	—	(96,374)	(96,374)
Reserve for inventory valuation		4,392	(5,914)	(1,522)	1,751	(5,833)	(4,082)
Revaluation of assets		—	(1,011,593)	(1,011,593)	—	(799,932)	(799,932)
Prepaid expenses		28,385	—	28,385	31,240	—	31,240
Impairment loss on property, plant and equipment		25,518	—	25,518	28,755	—	28,755
Loss on foreign currency translation		243,772	(432,974)	(189,202)	202,973	(266,318)	(63,345)
Defined benefit obligations		110,891	(10,535)	100,356	86,200	(15,576)	70,624
Plan assets		22	(58,688)	(58,666)	—	(46,421)	(46,421)
Provision for construction losses		4,273	—	4,273	2,227	—	2,227
Provision for construction warranty		16,674	—	16,674	14,841	—	14,841
Appropriated retained earnings for technological development		—	(451)	(451)	—	(451)	(451)
Accrued income		5	(2,920)	(2,915)	25	(3,222)	(3,197)
Others		506,291	(26,254)	480,037	421,595	(111,573)	310,022

		1,113,183	(2,104,460)	(991,277)	917,279	(1,812,461)	(895,182)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		128,938	(244,611)	(115,673)	281,599	(257,593)	24,006
Others		70,441	(15,725)	54,716	66,975	(20,837)	46,138

		199,379	(260,336)	(60,957)	348,574	(278,430)	70,144

Deferred tax from tax credit
Tax credit carryforward and others		481,256	(43,614)	437,642	378,926	(39,818)	339,108
Deferred tax effect due to unrealized gain (losses) and others		530,823	(488,062)	42,761	522,871	(503,776)	19,095

	￦	2,324,641	(2,896,472)	(571,831)	2,167,650	(2,634,485)	(466,835)

(f)	As of December 31, 2013, the Company did not recognize income tax effects associated with deductible temporary differences of ￦3,030,715 million (deferred tax assets ￦733,433 million) mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2013, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,258,235 million (deferred tax liabilities ￦788,493 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

37. Earnings per Share

(a)	Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 were as follows:

(Won, except per share information)	2013		2012
Profit attribute to controlling interest	￦	1,376,396,068,069	2,462,080,504,484
Interests of hybrid bonds		(18,313,914,551)	—
Weighted-average number of common shares outstanding(*1)		78,009,654	77,244,444

Basic and diluted earnings per share	￦	17,409	31,874

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(share)	2013	2012
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,177,181)	(9,942,391)

Weighted-average number of common shares outstanding	78,009,654	77,244,444

As of December 31, 2013, the Company has no potential dilutive common shares. Accordingly, diluted earnings per share is identical to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

38. Related Party Transactions

(a)	Significant transactions with related parties for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Sales and others(*1)					Purchase and others(*2)
	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	16,439	3,421	￦	19,860	￦	3,042	2,235,798	5,855	9,242	￦	2,253,937
POSCO Processing&Service		987,424	8		987,432		1,215,510	—	—	805		1,216,315
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25		472,378		—	—	10,648	98		10,746
POSCO PLANTEC Co., Ltd.		2,324	19		2,343		1,499	67,081	13,733	2,492		84,805
POSCO ICT		1,210	195		1,405		679	279,660	31,231	157,126		468,696
POSMATE		1,419	85		1,504		805	1,041	15,732	32,894		50,472
eNtoB Corporation		—	10		10		234,352	13,241	149	20,079		267,821
POSCO CHEMTECH		512,139	25,868		538,007		491,562	21,832	287,584	1,223		802,201
POSCO M-TECH		11,122	94		11,216		158,709	2,336	220,986	141		382,172
POSCO ENERGY CO., LTD.		104,209	915		105,124		—	5,178	—	7		5,185
POSCO TMC Co., Ltd.		188,915	15		188,930		—	—	1,051	1,298		2,349
POSCO AST		500,193	10		500,203		6,985	—	56,520	2,029		65,534
POSHIMETAL Co., Ltd.		18,922	137		19,059		166,042	—	—	5		166,047
Daewoo International Corporation		3,522,678	65		3,522,743		16,297	—	—	2,843		19,140
POSCO America Corporation		596,681	1		596,682		—	—	—	339		339
POSCO Canada Ltd.		—	—		—		144,329	—	—	—		144,329
POSCO Asia Co., Ltd.		2,068,965	221		2,069,186		64,434	182	—	1,673		66,289
POSCO (Thailand) Company Limited		56,210	56		56,266		—	—	—	85		85
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—		58,502		—	—	—	14		14
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		129,345	1		129,346		—	—	—	—		—
POSCO JAPAN Co., Ltd.		1,270,325	—		1,270,325		19,978	2	—	2,972		22,952
POSCO-India Pune Processing Center. Pvt. Ltd.		119,503	7		119,510		—	—	—	—		—
POSCO MEXICO S.A. DE C.V.		256,014	693		256,707		—	—	—	621		621
POSCO Maharashtra Steel Private Limited		176,425	3,157		179,582		—	—	—	236		236
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		108,179	—	—	—		108,179
Others		558,923	7,569		566,492		92,527	38,843	18,782	77,101		227,253

	￦	11,630,240	42,572	￦	11,672,812	￦	2,724,929	2,665,194	662,271	313,323	￦	6,365,717

Associates and joint ventures(*3)
SNNC		1,532	458		1,990		402,639	—	—	—		402,639
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		15,028	48		15,076		1,735	65,802	9,781	6,883		84,201
POSCHROME (PROPRIETARY) LIMITED		—	—		—		66,762	—	—	—		66,762
PT. POSMI Steel Indonesia		6,538	—		6,538		—	—	—	—		—
POSK(Pinghu) Steel Processing Center Co., Ltd.		3,786	—		3,786		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		19,906	—		19,906		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		6,429	—		6,429		—	—	—	—		—
Others		546	165		711		3,937	—	—	176		4,113

	￦	53,765	671	￦	54,436	￦	475,073	65,802	9,781	7,059	￦	557,715

	￦	11,684,005	43,243	￦	11,727,248	￦	3,200,002	2,730,996	672,052	320,382	￦	6,923,432

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of December 31, 2013, the Company provided guarantees to related parties (Note 39).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd..

2)	For the year ended December 31, 2012

(in millions of Won)	Sales and others					Purchase and others
	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	27,401	709	￦	28,110	￦	46	1,408,787	7	42,246	￦	1,451,086
POSCO Processing&Service		897,017	34		897,051		1,392,988	—	—	2,903		1,395,891
POSCO COATED & COLOR STEEL Co., Ltd.		489,507	38		489,545		—	—	5,574	922		6,496
POSCO PLANTEC Co., Ltd.		3,253	63		3,316		3,331	233,788	23,372	17,455		277,946
POSCO ICT		1,330	217		1,547		1,151	285,093	31,050	151,621		468,915
eNtoB Corporation		—	11		11		211,449	3,490	225	20,978		236,142
POSCO CHEMTECH		492,720	19,197		511,917		507,215	10,153	279,507	1,275		798,150
POSCO M-TECH		27,770	136		27,906		130,363	9,018	176,263	2,904		318,548
POSCO ENERGY CO., LTD.		87,387	820		88,207		—	482	—	1,772		2,254
POSCO TMC Co., Ltd.		230,215	20		230,235		25	—	995	12		1,032
POSCO AST		278,446	17		278,463		8,114	—	50,320	213		58,647
POSHIMETAL Co., Ltd.		23,882	130		24,012		149,809	180	—	5		149,994
Daewoo International Corporation		4,271,317	133		4,271,450		10,562	—	389	4,780		15,731
POSCO NST Co., Ltd.		212,534	2		212,536		1,229	—	2,147	242		3,618
POSCO America Corporation		726,450	—		726,450		—	—	—	733		733
POSCO Canada Ltd.		—	—		—		205,129	—	—	—		205,129
POSCO Asia Co., Ltd.		1,928,881	627		1,929,508		105,392	592	—	1,329		107,313
POSCO (Thailand) Company Limited		119,031	247		119,278		—	—	—	182		182
Qingdao Pohang Stainless Steel Co., Ltd.		62,347	2		62,349		—	—	—	—		—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		128,974	—		128,974		—	—	—	—		—
POSCO JAPAN Co., Ltd.		1,439,580	—		1,439,580		20,472	2,857	—	5,381		28,710
POSCO-India Pune Processing Center. Pvt. Ltd.		164,450	33		164,483		—	—	—	15		15
POSCO MEXICO S.A. DE C.V.		337,921	724		338,645		—	—	—	492		492
POSCO Maharashtra Steel Private Limited		154,055	1,587		155,642		—	—	—	—		—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		73,471	—	—	—		73,471
Others		569,076	2,787		571,863		81,411	56,570	17,673	132,115		287,769

	￦	12,673,544	27,534	￦	12,701,078	￦	2,902,157	2,011,010	587,522	387,575	￦	5,888,264

Associates and joint ventures
POSMATE		951	21,093		22,044		1,058	21	14,947	30,032		46,058
SNNC		2,162	349		2,511		379,050	—	—	—		379,050
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		27,697	—		27,697		—	—	—	—		—
Dongbang Special Steel Co., Ltd.		89,094	—		89,094		—	—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	58		58		68,079	—	—	—		68,079
PT. POSMI Steel Indonesia		9,696	—		9,696		—	—	—	—		—
POSK(Pinghu) Steel Processing Center Co., Ltd.		3,889	—		3,889		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		16,309	—		16,309		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		26,280	—		26,280		—	—	—	—		—
Others		7,774	117		7,891		5,303	—	6,579	2,530		14,412

	￦	183,852	21,617	￦	205,469	￦	453,490	21	21,526	32,562	￦	507,599

	￦	12,857,396	49,151	￦	12,906,547	￦	3,355,647	2,011,031	609,048	420,137	￦	6,395,863

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	The related account balances of significant transactions with related companies as of December 31, 2013 and 2012 are as follows:

1)	December 31, 2013

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	40	110,955	￦	110,995	￦	—	105,603	—	￦	105,603
POSCO Processing&Service		103,400	73		103,473		17,914	683	—		18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65		69,325		—	59	1,434		1,493
POSCO ICT		75	123		198		—	51,247	—		51,247
POSMATE		489	1,533		2,022		141	3,274	1,058		4,473
eNtoB Corporation		—	—		—		8,057	10,311	—		18,368
POSCO CHEMTECH		46,943	4,313		51,256		35,829	6,983	8,663		51,475
POSCO M-TECH		18	28		46		12,020	21,326	10,799		44,145
POSCO ENERGY CO., LTD.		14,733	2,894		17,627		—	421	—		421
POSCO TMC Co., Ltd.		20,510	26		20,536		—	16	50		66
POSCO AST		85,501	53		85,554		—	3,004	5,238		8,242
POSHIMETAL Co., Ltd.		1,721	12		1,733		—	12,624	—		12,624
Daewoo International Corporation		148,383	878		149,261		9,319	—	—		9,319
POSCO America Corporation		57,554	—		57,554		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,323	—	—		12,323
POSCO Asia Co., Ltd.		134,602	142		134,744		2,063	—	—		2,063
POSCO (Thailand) Company Limited		6,052	7		6,059		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—		3,329		—	—	—		—
POSCO JAPAN Co., Ltd.		73,992	—		73,992		862	108	1		971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—		8,117		—	—	—		—
POSCO MEXICO S.A. DE C.V.		100,016	76		100,092		—	—	—		—
POSCO Maharashtra Steel Private Limited		55,392	3,218		58,610		—	—	—		—
Others		54,357	8,887		63,244		6,523	15,421	1,647		23,591

	￦	984,484	133,283	￦	1,117,767	￦	105,051	231,080	28,890	￦	365,021

Associates and joint ventures
SNNC		140	40		180		16,669	—	—		16,669
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		879	46		925		353	—	—		353
POSCHROME (PROPRIETARY) LIMITED		—	67		67		—	—	—		—
LLP POSUK Titanium		—	4,066		4,066		—	—	—		—
Others		—	17		17		319	2	—		321

	￦	1,019	4,236	￦	5,255	￦	17,341	2	—	￦	17,343

	￦	985,503	137,519	￦	1,123,022	￦	122,392	231,082	28,890	￦	382,364

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

2)	December 31, 2012

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	5,084	2,893	￦	7,977	￦	—	403,630	—	￦	403,630
POSCO Processing & Service		64,206	358		64,564		28,723	3,949	—		32,672
POSCO COATED & COLOR STEEL Co., Ltd.		108,465	40		108,505		114	—	2,504		2,618
POSCO PLANTEC Co., Ltd.		59	208		267		3,066	29,231	—		32,297
POSCO ICT		—	287		287		248	84,432	6,617		91,297
eNtoB Corporation		—	3		3		7,246	9,323	12		16,581
POSCO CHEMTECH		43,086	3,988		47,074		52,485	13,300	18,753		84,538
POSCO M-TECH		1,230	63		1,293		8,226	10,900	17,866		36,992
POSCO ENERGY CO., LTD.		9,177	2,934		12,111		—	2,292	—		2,292
POSCO TMC Co., Ltd.		64,832	30		64,862		1	—	144		145
POSCO AST		64,542	1,033		65,575		90	2,919	4,791		7,800
POSHIMETAL Co., Ltd.		1,233	221		1,454		—	15,191	—		15,191
Daewoo International Corporation		357,446	1,378		358,824		685	—	45		730
POSCO America Corporation		63,545	—		63,545		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,973	—	—		12,973
POSCO Asia Co., Ltd.		102,666	183		102,849		2,244	—	—		2,244
POSCO (Thailand) Company Limited		17,965	21		17,986		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		8,710	—		8,710		—	—	—		—
POSCO JAPAN Co., Ltd.		35,400	—		35,400		673	—	—		673
POSCO MEXICO S.A. DE C.V.		131,372	297		131,669		—	—	—		—
POSCO Maharashtra Steel Private Limited		55,249	2,628		57,877		—	—	—		—
Others		49,679	5,500		55,179		5,920	22,509	3,359		31,788

	￦	1,183,946	22,065	￦	1,206,011	￦	122,694	597,676	54,091	￦	774,461

Associates and joint ventures
POSMATE		—	78		78		168	2,175	3,972		6,315
SNNC		194	35		229		37,145	—	—		37,145
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		4,849	—		4,849		—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	—		—		2,273	—	—		2,273
Others		—	453		453		804	—	—		804

	￦	5,043	566	￦	5,609	￦	40,390	2,175	3,972	￦	46,537

	￦	1,188,989	22,631	￦	1,211,620	￦	163,084	599,851	58,063	￦	820,998

(c)	For the years ended December 31, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	2013		2012
Short-term benefits	￦	121,054	109,614
Retirement benefits		20,713	25,049
Long-term benefits		23,480	22,462

	￦	165,247	157,125

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million for year ended December 31, 2012 (2013 : nil).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

39. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Details of guarantees

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[The Company]
POSCO	POSCO (Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	157,600,000	166,315
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	60,932
		BOA and others	USD	280,000,000	295,484
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	597,373
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	68,595
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	244,725,000	258,258
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	206,839
	Zeus II (Cayman) Ltd.	Creditor	JPY	25,779,278,600	258,994
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	160,000,000	168,848
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	188,392,500	198,811
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	88,417
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,424,972
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,191
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	20,000,000	21,106
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	31,659
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	22,090
	Brazil Sao Paulo Steel Processing Center	SMBC	USD	20,000,000	21,106
	Daewoo International (Deutschland) GmbH.	Shinhan Bank	EUR	15,000,000	21,844
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	30,000,000	31,659
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	135,000,000	142,466
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of Korea	USD	20,000,000	21,106
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	17,412
	SANTOSCMI S.A.	CITI Equador and others	USD	36,000,000	37,991
POSCO Processing & Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,175
	POSCO Gulf SFC LLC	KEB bank	USD	20,000,000	21,106
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Investment Co., Ltd.	USD	3,000,000	3,166
	VECTUS LIMITED	KEB bank	GBP	3,500,000	6,092
		POSCO Investment Co., Ltd.	USD	4,000,000	4,221
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	204,623
	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,166
POSCO Engineering CO., Ltd	PT PEN INDONESIA	KEB bank	USD	6,818,876	7,196
		KEB Bank and others	IDR	82,727,107,048	7,148
	POSCO ENGINEERING (THAILAND) CO., LTD.	Citi Bank	USD	15,300,000	16,146
		Woori Bank and others	THB	6,342,881,200	203,860
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	1,944,160,748	19,532
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,050,400,000	10,553
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	112,500,000	1,130
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,512
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	NBU	USD	3,037,183	3,205
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank (Beijing branch)	USD	33,000,000	34,825
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	KEB Bank and others	CNY	71,820,000	12,503
POSCO CHEMTECH	PT. Krakatau Posco Chemtech Calcination and others	KEB Bank and others	USD	55,130,000	58,179
POSCO Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	374,009
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,636

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[Associates and joint ventures]
POSCO	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	25,855
	LLP POSUK Titanium	Shinhan Bank	USD	18,000,000	18,995
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	174,265
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,050,000	8,495
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Taegisan Wind Power Corporation	KDB Bank	KRW	7,500	7,500
	Posco e&c Songdo International Building	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd and others	NH Bank and others	KRW	318,226	318,226
POSCO Engineering CO., Ltd	PT. Wampu Electric Power	Woori Bank	USD	344,848	364
POSCO Processing & Service	Sebang Steel	Shinhan Bank	JPY	245,000,000	2,461
POSCO ICT	UITrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank and others	KRW	175,000	175,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	NH Bank	KRW	2,530	2,530
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	100,000,000	17,409
POSCO CHEMTECH	PT. INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,332
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	65,454,545	69,074
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,181	23,025
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	The union of City environment improvement for Kukje building and others	NH Bank and others	KRW	853,150	853,150
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	52,765
POSCO ICT	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	2,065,471	2,065,471
	SMS Energy and others	Hana Bank and others	KRW	169,156	169,156
POSCO M-TECH	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	67	67
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,542
POSCO Engineering CO., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	57,124	57,124
	PT MPM and others	Export-Import Bank of Korea and others	USD	7,652,000	8,075
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	35,933	35,933

			USD	4,705,386,266	4,965,596
			AUD	8,023,765	7,542
			CNY	521,820,000	90,844
			EUR	15,000,000	21,844
			GBP	3,500,000	6,092
			IDR	82,727,107,048	7,148
			JPY	29,381,339,348	295,182
			KRW	4,105,395	4,105,395
			THB	6,342,881,200	203,860

(c)	POSCO ENGINEERING & CONSTRCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,142,459 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRCTION Co., Ltd. amounting to ￦801,676 million as of December 31, 2013. POSCO ENGINEERING & CONSTRCTION Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦650,800 million and Project Financing loan amounted to ￦38,800 million as of December 31, 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Other commitments

Details of other commitments of the Company as of December 31, 2013, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2013, 193 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2013, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2013, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ￦247,000 million and USD 408 million with Woori Bank and ￦53,000 million with Korea Exchange Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ￦20,000 million with WooriBank which is included in the limit of comprehensive loan agreements and ￦3,000 million with Korea Exchange Bank.

POSCO ICT	As of December 31, 2013, in relation to contract enforcement, POSCO ICT was provided with ￦58,954 million and ￦49,383 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

As of December 31, 2013, POSCO ICT provided ￦324 million of guaranties to Seoul Guarantee Insurance to ensure performance guarantee agreement which Busan Navy Residence and others had.

POSCO Specialty Steel Co., Ltd.	As of December 31, 2013, POSCO Specialty Steel Co., Ltd. has agreements for a loan and import letter of credit with Korea Exchange Bank and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	Litigation in progress

As of December 31, 2013, POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦990.6 billion). Through trials up to December 31, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit as of December 31, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of December 31, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of this civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of December 31, 2013.

2)	Lawsuits related to liability of Daewoo Co., Ltd. which was spun off into Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd.

In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Motors India Ltd. for which Daewoo Co., Ltd. provided a guarantee, filed lawsuits against Daewoo Motors India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Motors India Ltd. amounting to ￦76 billion in India Delhi Mumbai Court. Management of the Company has assessed the likelihood of the outcome of this matter and estimated the amount of possible loss and has made the contingency provision of ￦23.3 billion for these lawsuits as of December 31, 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

3)	Other lawsuits and claims

(in millions of Won, in thousand of foreign currencies)
Company	Legal actions	claim amount		Korean won equivalent	Description
POSCO	37	KRW	68,963	68,963	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	84	KRW	110,619	110,619	Lawsuit on claim for payment
POSCO Processing&Service	2	KRW	705	705	Lawsuit on claim for payment
POSCO COATED & COLOR STEEL Co., Ltd.	2	KRW	3,595	3,595	Lawsuit on claim for payment
POSCO ICT	14	KRW	7,333	7,333	Lawsuit on claim for payment
POSCO America Corporation	1	USD	—	—	Lawsuit on Anti-Trust
POSCO M-TECH	1	KRW	19	19	Lawsuit on claim for payment
POSCO E&C CHINA Co., Ltd.	1	CNY	37,000	6,441	Lawsuit on claim for payment
POSCO-Malaysia SDN. BHD.	1	MYR	5,782	1,852	Lawsuit on claim for payment
POSCO Engineering CO., Ltd	7	KRW	2,789	2,789	Lawsuit on claim for payment on construction by Samyanginnochem
Daewoo International (America) Corp.	3	USD	13,042	13,763	Lawsuit on claim for product liability and illegal act on products
Brazil Sao Paulo Steel Processing Center	3	BRL	978	437	Lawsuit on claim for payment
Daewoo International Corporation	2	CNY	42,201	7,347	Lawsuit on claim for indemnification damages
	2	EUR	8,270	12,043	Lawsuit on claim for damages
	3	KRW	1,175	1,175	Lawsuit on claim for payment
	7	USD	45,787	48,319	Lawsuit on claim for damages

For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impact of these matters is not expected to be material to the Company.

(f)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for out-standing loans.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2013, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided twenty-six blank checks and ten blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of December 31, 2013, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of December 31, 2013, POSCO ICT has provided eight blank promissory notes and fourteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

40.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Trade accounts and notes receivable	￦	(612,379)	87,830
Other financial assets		(98,420)	(392,090)
Inventories		582,287	1,450,431
Other current assets		181,755	(198,157)
Other long-term assets		(23,412)	(141,037)
Trade accounts payable		47,323	225,086
Other financial liabilities		194,419	357,502
Other current liabilities		13,522	583,159
Provisions		(42,052)	17,108
Payment severance benefits		(129,038)	(116,846)
Plan assets		(172,147)	(191,696)
Other non-current liabilities		(58,290)	252,068

	￦	(116,432)	1,933,358

41.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Construction-in-progress transferred to other accounts	￦	6,610,644	3,273,475
Acquisition of short-term financial statements through issuance of treasury stocks		804,496	—
Other non-current asset transferred to investments in associates and joint ventures		—	257,878
Conversion of bonds to shares		—	315,530

42.	Operating Segments

(a)	Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments — steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Information about reportable segments as of and for the years ended December 31, 2013 and 2012 was as follows:

1)	As of and for the year ended December 31, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	31,794,574	18,307,888	6,896,838	4,865,350	￦	61,864,650
Internal revenues		16,229,002	7,611,372	3,885,190	3,019,246		30,744,810
Total revenues		48,023,576	25,919,260	10,782,028	7,884,596		92,609,460
Interest income		162,149	46,064	47,070	19,892		275,175
Interest expenses		(412,142)	(77,375)	(48,030)	(106,824)		(644,371)
Depreciation and amortiztion		(2,383,010)	(43,775)	(36,614)	(235,365)		(2,698,764)
Impairment loss of property, plant and equipment and others		(34,153)	(975)	(4,058)	(11,875)		(51,061)
Impairment loss of available-for-sale financial assets		(203,468)	(435)	(97,919)	(10,172)		(311,994)
Share of profit or loss of investment in associates		(250,084)	(131,534)	(71,068)	(26,326)		(479,012)
Income tax expense		(466,756)	(27,549)	(87,660)	(73,371)		(655,336)
Segments profit		1,449,446	9,516	147,177	197,449		1,803,588
Segments assets		73,860,997	11,640,931	9,888,590	8,843,652		104,234,170
Investment in associates		16,863,991	1,019,252	1,090,089	598,775		19,572,107
Acquisition of non-current assets		5,955,799	242,413	150,469	1,191,243		7,539,924
Segments liabilities		23,774,850	8,649,557	6,068,059	5,059,440		43,551,906

2)	As of and for the year ended December 31, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	35,258,970	18,945,642	4,675,596	4,723,943	￦	63,604,151
Internal revenues		17,609,789	7,467,872	5,050,287	2,857,139		32,985,087
Total revenues		52,868,759	26,413,514	9,725,883	7,581,082		96,589,238
Interest income		176,229	50,907	43,815	21,811		292,762
Interest expenses		(553,508)	(174,607)	(48,975)	(116,499)		(893,589)
Depreciation and amortiztion		(2,334,357)	(35,788)	(35,323)	(218,515)		(2,623,983)
Impairment loss of property, plant and equipment and others		(46,951)	(30,073)	(7,734)	(16,257)		(101,015)
Impairment loss of available-for-sale financial assets		(201,850)	(254)	(1,713)	(20,354)		(224,171)
Share of profit or loss of investment in associates		(39,806)	(5,579)	(27)	(2,764)		(48,176)
Income tax expense		(658,307)	(184,318)	(135,469)	(77,139)		(1,055,233)
Segments profit		2,245,977	325,197	345,295	301,670		3,218,139
Segments assets		69,920,261	10,904,747	10,775,895	7,723,374		99,324,277
Investment in associates		15,802,052	1,043,018	1,130,216	435,980		18,411,266
Acquisition of non-current assets		7,629,767	395,081	167,818	781,087		8,973,753
Segments liabilities		23,105,008	7,865,399	7,008,996	4,836,641		42,816,044

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2013		2012
Total revenue for reportable segments	￦	92,609,460	96,589,238
Elimination of inter-segment revenue		(30,744,810)	(32,985,087)

	￦	61,864,650	63,604,151

2)	Profit

(in millions of Won)	2013		2012
Total profit for reportable segments	￦	1,803,588	3,218,139
Goodwill and PP&E FV adjustments		(91,718)	(58,486)
Elimination of inter-segment profits		(356,690)	(774,047)
Income tax expense		590,997	982,880

Profit before income tax expense	￦	1,946,177	3,368,486

3)	Assets

(in millions of Won)	2013		2012
Total assets for reportable segments	￦	104,234,170	99,324,277
Equity-accounted investees		(15,758,936)	(15,365,984)
Goodwill and PP&E FV adjustments		3,560,873	3,657,016
Elimination of inter-segment assets		(7,580,700)	(8,349,458)

	￦	84,455,407	79,265,851

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

4)	Liability

(in millions of Won)	2013		2012
Total liabilites for reportable segments	￦	43,551,906	42,816,044
Goodwill and PP&E FV adjustments		337,442	330,791
Elimination of inter-segment liabilites		(5,255,971)	(6,310,403)

	￦	38,633,377	36,836,432

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

5)	Other significant items

a)	December 31, 2013

(in millions of Won)	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated
Interest income	￦	275,175	—	(14,777)	260,398
Interest expenses		(644,371)	(34,814)	21,504	(657,681)
Depreciation and amortization		(2,698,764)	(84,223)	97,437	(2,685,550)
Share of profit or loss of investment in associates		(479,012)	—	299,203	(179,809)
Income tax expense		(655,336)	25,074	39,265	(590,997)
Impairment loss of property, plant and equipment and others		(51,061)	—	(97,424)	(148,485)
Impairment loss of available-for-sale financial assets		(311,994)	—	31,757	(280,237)

	￦	(4,565,363)	(93,963)	376,965	(4,282,361)

b)	December 31, 2012

(in millions of Won)	Total Segment		Goodwill and PP&E FV adjustments	Elimination of inter-segment	Consolidated
Interest income	￦	292,762	—	(13,955)	278,807
Interest expenses		(893,589)	1,372	20,760	(871,457)
Depreciation and amortization		(2,623,983)	(77,496)	137,719	(2,563,760)
Share of profit or loss of investment in associates		(48,176)	—	25,474	(22,702)
Income tax expense		(1,055,233)	15,150	57,203	(982,880)
Impairment loss of property, plant and equipment and others		(101,015)	(258,451)	24,070	(335,396)
Impairment loss of available-for-sale financial assets		(224,171)	—	—	(224,171)

	￦	(4,653,405)	(319,425)	251,271	(4,721,559)

(d)	Revenue by geographic area for years ended December 31, 2013 and 2012 was as follows:

(in millions of Won)	2013		2012
Domestic	￦	45,953,826	47,692,025
Japan		1,920,253	2,380,651
China		6,493,119	6,022,875
Asia		3,011,980	3,157,469
North America		1,720,895	1,792,706
Others		2,764,577	2,558,425

Total	￦	61,864,650	63,604,151

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	Non-current assets by geographic area as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Domestic	￦	33,116,006	31,213,290
Japan		203,241	256,532
China		1,632,490	1,745,076
Asia		4,703,943	3,162,715
North America		167,468	125,206
Others		2,292,039	1,957,112

Total	￦	42,115,187	38,459,931

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of consolidated revenues.

POSCO

Separate Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying separate statements of financial position of POSCO (the “Company”) as of December 31, 2013 and 2012 and the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended, in conformity with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2014

This report is effective as of February 25, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Separate Statements of Financial Position

As of December 31, 2013 and 2012

(in millions of Won)	Notes	December 31, 2013		December 31, 2012
Assets
Cash and cash equivalents	4,5,22	￦	1,394,315	1,752,560
Trade accounts and notes receivable, net	6,22,37		3,393,444	4,087,030
Other receivables, net	7,22,37		281,161	394,762
Other short-term financial assets	8,22		2,318,816	928,778
Inventories	9,34		4,538,657	5,403,660
Assets held for sale	10		1,304	—
Other current assets	11		25,782	42,681

Total current assets			11,953,479	12,609,471

Long-term trade accounts and notes receivable, net	6,22		4,464	274
Other receivables, net	7,22		45,738	60,652
Other long-term financial assets	8,22		3,362,594	2,968,113
Investments in subsidiaries, associates and joint ventures	12		15,092,836	14,100,053
Investment property, net	13		92,879	110,526
Property, plant and equipment, net	14		23,240,603	22,166,735
Intangiable assets, net	15		438,783	293,841
Other long-term assets	11		10,902	10,771

Total non-current assets			42,288,799	39,710,965

Total assets		￦	54,242,278	52,320,436

See accompanying notes to the separate financial statements.

3

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2013 and 2012

(in millions of Won)	Notes	December 31, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	22,37	￦	735,457	978,581
Short-term borrowings	4,6,16,22		1,931,283	2,116,540
Other payables	17,22,37		791,883	1,270,040
Other short-term financial liabilities	18,22		46,009	16,892
Current income tax liabilities	35		153,278	84,355
Provisions	19		8,501	6,239
Other current liabilities	21		38,109	70,865

Total current liabilities			3,704,520	4,543,512

Long-term borrowings	4,8,16,22		6,731,788	7,487,234
Other payables	17,22		124,679	128,812
Other long-term financial liabilities	18,22		231,539	72,920
Net defined benefit liabilities	20		100,650	140,256
Deferred tax liabilities	35		1,034,102	779,312
Other long-term liabilities	21		3,538	3,842

Total non-current liabilities			8,226,296	8,612,376

Total liabilities			11,930,816	13,155,888

Shareholders’ Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,233,040	1,227,692
Hybrid bonds	24		996,919	—
Reserves	25		403,939	3,362
Treasury shares	26		(1,579,123)	(2,391,406)
Retained earnings	27		40,774,284	39,842,497

Total shareholder’s equity	4		42,311,462	39,164,548

Total liabilities and shareholders’ equity		￦	54,242,278	52,320,436

See accompanying notes to the separate financial statements.

4

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(in millions of Won, except per share informations)	Notes	2013		2012
Revenue	28,37	￦	30,543,545	35,664,933
Cost of sales	9,20,30,34,37		(26,494,617)	(31,041,900)

Gross profit			4,048,928	4,623,033
Selling and administrative expenses
Administrative expenses	20,22,29,30,34		(892,966)	(853,908)
Selling expenses	29,30,34		(940,829)	(979,528)

Operating profit	31		2,215,133	2,789,597

Finance income and costs
Finance income	22,32		967,073	1,356,539
Finance costs	22,32		(918,360)	(759,291)
Other non-operating income and expenses
Other non-operating income	31,33,37		140,048	69,737
Other non-operating expenses	31,33,34,37		(418,599)	(334,301)

Profit before income tax			1,985,295	3,122,281
Income tax expense	35		(402,699)	(622,758)

Profit for the period			1,582,596	2,499,523
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	20		(8,692)	(45,824)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	8,22,25		400,577	(153,345)

Total comprehensive income		￦	1,974,481	2,300,354

Basic and diluted earnings per share	36	￦	20,052	32,359

See accompanying notes to the separate financial statements.

5

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

	Share		Capital	Hybrid		Tresury	Retained
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2012	￦	482,403	1,227,692	—	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income :
Profit for the period		—	—	—	—	—	2,499,523	2,499,523
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(153,345)	—	—	(153,345)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(45,824)	(45,824)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)

Balance as of December 31, 2012	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548

	Share		Capital	Hybrid		Tresury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	—	1,582,596	1,582,596
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	400,577	—	—	400,577
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(8,692)	(8,692)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(24,161)	(24,161)
Disposal of treasury shares		—	5,348	—	—	812,283	—	817,631

Balance as of December 31, 2013	￦	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462

See accompanying notes to the separate financial statements.

6

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in millions of Won)	Notes	December 31, 2013		December 31, 2012
Cash flows from operationg activities
Profit for the period		￦	1,582,596	2,499,523
Adjustments for :
Costs for defined benefit plans			122,656	107,107
Depreciation			1,932,002	1,840,807
Amortization			38,067	40,386
Finance income			(659,054)	(1,079,341)
Finance costs			655,855	542,944
Gain on disposal of property, plant and equipment			(6,773)	(27,688)
Loss on disposal of property, plant and equipment			94,533	84,990
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,295	17,575
Impairment loss on investments in subsidiaries, associates and joint ventures			235,794	1,102
Gain on disposal of assets held for sale			(67,875)	(1,150)
Income tax expense			402,699	622,758
Others			3,683	18,948
Changes in operating assets and liabilities	39		687,980	1,470,440
Interest received			109,073	111,309
Interest paid			(390,175)	(443,470)
Dividends received			232,281	175,556
Income taxes paid			(222,111)	(310,907)

Net cash provided by operating activities		￦	4,763,526	5,670,889

Cash flows from investing activities	40
Proceeds from disposal of short-term financial instruments			3,528,479	3,182,714
Proceeds from disposal of long-term financial instruments			5	—
Decrease in held-to-maturity investments			30,000	—
Proceeds from disposal of available-for-sale investments			194,820	601,185
Collection of long-term loans			14,441	18,754
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			6,114	37,134
Proceeds from disposal of assets held for sale			—	3,378
Proceeds from disposal of intangible assets			1,100	747
Acquisition of short-term financial investments			(4,144,157)	(2,982,224)
Acquisition of available-for-sale investments			(71,045)	(130,845)
Increase in long-term loans			(3,354)	(12,687)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,193,501)	(1,056,628)
Acquisition of property, plant and equipment			(3,013,628)	(2,494,862)
Proceeds from (net payment for) disposal of property, plant and equipment			(14,297)	29,323
Acquisition of intangible assets			(103,041)	(92,776)

Net cash used in investing activities		￦	(4,768,064)	(2,896,787)

Cash flows from financing activities
Proceeds from borrowings			2,431,539	3,855,933
Increase in long-term financial liabilities			3,766	3,033
Receipt of government grants			5,000	—
Proceeds from disposal of tresury shares			14,019	—
Proceeds from issurance of hybrid bonds			996,919	—
Repayment of borrowings			(3,132,803)	(5,281,336)
Decrease in long-term financial liabilities			(3,009)	(3,674)
Decrease in derivative liabilities			(23,348)	—
Payment of cash dividends			(617,570)	(733,380)
Payment of interest of hybrid bonds			(21,860)	—

Net cash used in financing activities		￦	(347,347)	(2,159,424)

Effect of exchage rate changes on cash held			(6,360)	—

Net increase (decrease) in cash and cash equivalents			(358,245)	614,678
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,752,560	1,137,882

Cash and cash equivalents at end of the period		￦	1,394,315	1,752,560

See accompanying notes to the separate financial statements.

7

POSCO

Notes to the Separate Financial Statements

As of December 31, 2013 and 2012

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of December 31, 2013 and 2012, major shareholders are as follows:

	2013		2012
Share holder’s name	Number of shares	Ownership (%)	Number of shares	Ownership(%)
National Pension Service	6,577,907	7.54	5,225,654	7.54
Nippon Steel & Sumitomo Metal Corporation(*1)	4,394,712	5.04	4,394,712	5.04
Hyundai Heavy Industries Co., Ltd. and subsidiaries	2,197,707	2.52	2,183,997	2.52
Pohang University of Science and Technology	1,905,000	2.18	1,905,000	2.18
KB Financial group Inc. and subsidiaries	1,846,994	2.12	1,919,773	2.12
Others	70,264,515	80.60	71,557,699	80.60

	87,186,835	100.00	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

As of December 31, 2013, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

8

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset

Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgements

The preparation of the financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(a)	Judgements

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 8—Other financial assets

•	Note 13—Investment property, net

•	Note 14—Property, plant and equipment, net

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 19—Provisions

•	Note 20—Employee benefits

•	Note 38—Commitments and contingencies

9

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2—inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly (i.e. as prices) or indirectly(i.e. derived from prices).

•	Level 3—inputs for the assets or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following notes:

•	Note 22 – Financial instruments

Changes in accounting policies

Except for the change below, the Company has consistently applied the accounting policies set out in note 3 to all periods presented in these separate financial statements.

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2013.

(a)	K-IFRS No. 1001, “Presentation of Financial Statements”

(b)	K-IFRS No. 1019, “Employee Benefits”

(c)	K-IFRS No. 1107, “Financial Instruments: Disclosures”

(d)	K-IFRS No. 1113, “Fair Value Measurement”

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

The details of changes in accounting policies are as follows:

(a)	Classification of other comprehensive income

As a result of the amendments to K-IFRS No. 1001, the Company has modified the presentation of items of other comprehensive income in its statement of comprehensive income to present separately items that would be reclassified to profit or loss from those that would never be reclassified to profit or loss. Comparative information has been re-presented accordingly.

(b)	Post-employment defined benefit plan

As a result of the amendments to K-IFRS No. 1019, the Company has changed its accounting policy with respect the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendments to K-IFRS No. 1019, the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Company determined interest income on plan assets based on their long-term rate of expected return. The impact of the amendments on the Company’s separate financial statements is not significant.

(c)	Offsetting of financial assets and financial liabilities

As a result of the amendments to K-IFRS No. 1107, the Company has expanded its disclosures about the offsetting of financial assets and financial liabilities (Note 22).

(d)	Fair value measurement

K-IFRS No. 1113, establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107. As a result, the Company has included additional disclosures in this regard (Note 22).

In accordance with the transitional provisions of K-IFRS No. 1113, the Company has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Company’s assets and liabilities.

Impact of changes in accounting policies

As management believes the impact of the amendments to K-IFRS No. 1019 and 1113 on the Company’s prior year’s separate financial statements is not significant, the comparative period’s separate financial statements are not restated.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Approval of financial statement

The separate financial statements were authorized for issue by the Board of Directors on January 29, 2014, and will be submitted for approval at the shareholders’ meeting to be held on March 14, 2014.

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

The comparative amounts in separate statements of comprehensive income have been re-presented as a result of a change in the accounting policy regarding the presentation of items of other comprehensive income.

Investments in Subsidiaries, Associates and Joint Ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company;

and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development costs	4 years
Port facilities usage rights	5-75 years
Other intangible assets	4-20 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

17

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

18

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets are impaired includes :

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an equity instrument classified as available-for-sale, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

19

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

20

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

21

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

1)	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

2)	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

22

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

23

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense(income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

24

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the Company’s hybrid bond has been classified as an equity instrument.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

25

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

26

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s separate financial statements is not significant.

(a)	Amendments to K-IFRS No. 1032 “Financial Instruments : Presentation”

The amendments clarified application guidance related to offsetting of a financial asset and a financial liability. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

27

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

28

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won.

29

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps.

‚	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

ƒ	Other market risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

The equity attributable to owners as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013	2012
Total borrowings	8,663,071	9,603,774
Less: Cash and cash equivalents	1,394,315	1,752,560

Net borrowings	7,268,756	7,851,214
Total equity	42,311,462	39,164,548
Net borrowings-to-equity ratio	17.18%	20.05%

30

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Checking accounts	￦	302,434	660
Time deposits		859,148	1,320,000
Money market trust		152,500	321,400
Money market funds		30,000	110,000
Money market deposit account		50,233	500

	￦	1,394,315	1,752,560

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Trade accounts and notes receivable	￦	3,403,316	4,099,006
Less: Allowance for doubtful accounts		(9,872)	(11,976)

	￦	3,393,444	4,087,030

Non-current
Trade accounts and notes receivable	￦	7,806	502
Less: Present value discount		(3,114)	—
Less: Allowance for doubtful accounts		(228)	(228)

	￦	4,464	274

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦203,138 million and ￦258,680 million as of December 31, 2013 and 2012, respectively, and are included in bank borrowings (Note 16).

31

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

7. Other Receivables

Other receivables as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Other accounts receivable	￦	281,667	391,264
Accrued income		10,055	12,531
Other checking accounts		10	1,538
Less: Allowance for doubtful accounts		(10,571)	(10,571)

	￦	281,161	394,762

Non-current
Long-term loans	￦	54,945	66,775
Long-term other accounts receivable		2,723	6,410
Deposits		2,523	1,920
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	45,738	60,652

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Short-term available-for-sale securities (bonds)	￦	—	100,000
Current portion of held-to-maturity securities (bonds)		—	29,981
Short-term financial instruments(*1)		2,317,867	786,098
Cash deposits(*2)		949	12,699

	￦	2,318,816	928,778

Non-current
Derivatives assets held for trading	￦	7,788	6,016
Long-term available-for-sale securities (equity instruments)		3,333,915	2,942,915
Long-term available-for-sale securities (bonds)		20,355	18,642
Long-term available-for-sale securities (others)		500	500
Cash deposits(*3)		36	40

	￦	3,362,594	2,968,113

(*1)	Short-term financial instruments amounting to ￦4,700 million and ￦3,400 million are provided as collateral in relation to long term borrowings from National Forestry Cooperatives Federation as of December 31, 2013 and 2012, respectively.
(*2)	Deposit is restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

32

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Long-term available-for-sale equity securities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013								2012
	Number of shares	Ownership(%)	Acquisition cost		Fair value	Net changes in fair value of available-for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.38	￦	719,622	842,909	123,287	—	842,909	624,423
SK Telecom Co., Ltd.(*1)	1,795,862	2.22		462,749	419,933	189,901	(232,717)	419,933	350,210
KB Financial group Inc.(*2)	11,590,550	3.00		536,517	489,701	93,304	(140,120)	489,701	439,282
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	379,589	36,083	—	379,589	357,434
Shinhan Financial group Inc.	4,369,881	0.92		228,778	206,695	84,059	(106,142)	206,695	169,770
Hana Financial group Inc.	2,430,498	1.00		15,633	106,699	91,066	—	106,699	84,338
Others (11 companies)(*3)				150,780	108,895	35,322	(77,207)	108,895	157,284

				2,457,585	2,554,421	653,022	(556,186)	2,554,421	2,182,741
Non-marketable equity securities
The Siam United Steel(*4)	11,071,000	12.30		34,658	57,643	45,510	(22,525)	57,643	50,717
Nacional Minerios S.A.(*4)	30,784,625	6.48		668,634	517,193	(151,441)	—	517,193	517,683
Dongbu Metal Co., Ltd.(*4)	3,000,000	10.00		98,242	85,371	(12,871)	—	85,371	96,126
Troika Fund(*4)	10,664,872,584	3.66		10,665	9,095	(1,570)	—	9,095	6,499
Others (36 companies)(*5,*6)				121,915	110,192	251	(11,974)	110,192	89,149

				934,114	779,494	(120,121)	(34,499)	779,494	760,174

			￦	3,391,699	3,333,915	532,901	(590,685)	3,333,915	2,942,915

(*1)	As of December 31, 2013, 1,795,860 shares equivalent to 16,162,743 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized ￦140,120 million of impairment loss on investment in KB Financial Group Inc. for the year ended December 31, 2013 due to significant decline in the fair value of its shares for a prolonged period.
(*3)	The Company recognized ￦15,265 million, ￦7,745 million and ￦4,098 million of impairment loss on investment in PT. Krakatau Steel, Steel Flower Co., Ltd. and DAEHO P&C Co., Ltd, respectively, for the year ended December 31, 2013 due to significant decline in the fair value of their shares.
(*4)	Fair value is based on valuation performed by an external professional evaluation agency.
(*5)	The Company recognized ￦3,577 million of impairment loss on investment in Korea Private Certified Emission Reductions Fund No.1 for the year ended December 31, 2013 due to significant decline in the fair value of its shares.
(*6)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

33

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

9. Inventories

Inventories as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Finished goods	￦	755,286	870,917
Semi-finished goods		1,259,390	1,446,058
By-products		13,793	11,399
Raw materials		983,902	1,297,926
Fuel and materials		520,236	607,908
Materials-in-transit		1,009,996	1,169,201
Others		586	621

		4,543,189	5,404,030
Less: Allowance for inventories valuation		(4,532)	(370)

	￦	4,538,657	5,403,660

The amount of valuation losses of inventories recognized within cost of sales during the years ended December 31, 2013 and 2012 were ￦4,532 million and ￦370 million, respectively.

10. Non-Current Assets Held for Sale

Details of non-current assets held for sale as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Investment in associates(*1)	￦	1,304	—

(*1)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company. The Company recorded an impairment loss for assets held for sale of ￦1,814 million based on the difference between the carrying amount and fair value less cost to sell of the investment in POSVINA Co., Ltd. during the year ended December 31, 2013.

34

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

11. Other Assets

Other assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Other current assets
Advance payments	￦	4,871	4,505
Prepaid expenses		20,911	38,176

		25,782	42,681

Other long-term assets
Long-term prepaid expenses		6,980	8,216
Others		3,935	2,568
Less : Allowance for doubtful accounts		(13)	(13)

	￦	10,902	10,771

12. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Subsidiaries		12,316,564	12,163,345
Associates		825,197	559,988
Joint ventures		1,951,075	1,376,720

	￦	15,092,836	14,100,053

35

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Details of subsidiaries and carrying values as of December 31, 2013 and 2012 are as follows:

			2013						2012
(in millions of Won) [Domestic]	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
Daewoo International Corporation	Korea	Trading	68,681,566	60.31	￦	3,371,481	2,215,646	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and Construction	32,876,418	89.53		1,510,716	2,970,887	1,510,716	1,510,716
POSCO ENERGY CO., LTD.	Korea	Generation of Electricity	40,234,508	89.02		658,176	1,589,280	658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and sales	26,000,000	72.09		628,842	1,259,107	628,842	628,842
POSCO Processing & Service	Korea	Steel sales and service	17,155,000	95.31		421,927	693,895	421,927	421,927
POSCO AST	Korea	Steel manufacturing and sales	17,386,952	100.00		176,609	153,598	176,609	176,609
POSCO Specialty Steel Co., Ltd.	Korea	Coated steel manufacturing	3,412,000	56.87		108,421	169,564	108,421	108,421
POSCO M-TECH(*1)	Korea	Packing materials manufacturing	20,342,460	48.85		107,278	153,202	107,278	107,278
POSTECH Venture Capital Co., Ltd.	Korea	Investment in venture companies	19,700,000	95.00		103,780	107,417	103,780	103,780
POSCO CHEMTECH	Korea	Manufacturing and sales	3,544,200	60.00		100,535	449,272	100,535	100,535
POSCO ICT	Korea	Computer hardware and software distribution	99,403,282	65.38		70,990	406,240	70,990	70,990
POSMATE(*2)	Korea	Business facility maintenance	806,318	54.46		63,222	158,039	63,222	—
POSHIMETAL Co., Ltd.	Korea	Steel manufacturing and sales	10,023,000	65.00		49,452	9,082	49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	400	60.79		40,000	61,026	40,000	40,000
Busan E&E Co,. Ltd.(*3)	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		30,148	39,678	30,148	30,148
Others (12 companies)						178,264	425,073	178,264	239,528

					￦	7,619,841	10,861,006	7,619,841	7,617,883

			2013						2012
(in millions of Won) [Foreign]	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	693,700	70.00	￦	764,198	972,767	808,492	732,503
POSCO Thainox Public Co., Ltd.(*4)	Thailand	Stainless steel manufacturing and sales	6,620,532,219	84.93		551,807	284,084	340,249	551,807
POSCO Australia Pty. Ltd.	Austrailia	Iron ore sales and mine development	761,775	100.00		330,623	643,016	330,623	330,623
POSCO WA Pty. Ltd.	Austrailia	Steel sales and mine development	418,340,038	100.00		446,093	317,212	446,093	312,851
POSCO Maharashtra Steel Private Ltd.	India	Steel manufacturing and sales	150,076,072	100.00		343,564	110,589	355,987	302,053
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	58.60		283,845	499,827	284,753	285,201
POSCO-China Holding Corp.	China	Investment management	—	100.00		240,430	252,494	240,430	223,436
POSCO-India Private Ltd.	India	Steel manufacturing and sales	764,999,999	99.99		184,815	114,872	184,815	184,815
POSCO-Mexico S.A. DE C.V.	Mexico	Plate steel manufacturing	2,686,705,272	84.84		180,069	199,937	182,080	182,048
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	—	85.00		154,691	32,055	157,295	155,428
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	—	95.65		144,573	27,833	145,288	145,462
POSCO America Corporation	USA	Trading-Steel	391,042	99.45		140,381	52,404	140,381	140,381
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	117,187,089	83.64		130,751	124,368	131,291	131,618
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and sales	144,579,160	60.00		92,800	42,633	95,710	96,215
POSCO Investment Co., Ltd.	Hong Kong	Finance	4,999,999	99.99		85,521	100,166	87,211	86,323
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	90,438	100.00		68,436	106,747	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	70.00		65,982	90,927	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		62,494	113,655	62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and sales	24,120,664	100.00		57,119	31,507	58,662	48,058
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	1,390	100.00		50,297	44,854	50,297	5,629
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	—	80.00		32,992	20,657	32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	9,360,000	100.00		32,189	39,216	32,189	32,189
POSCO (Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	—	87.04		31,299	44,424	31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	98,486,000	80.07		31,027	(22,292)	31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and sales	526,105,608	98.04		29,341	22,685	29,341	27,724
Others (30 companies)						303,304	436,761	303,306	278,868

						4,838,641	4,703,398	4,696,723	4,545,462

					￦	12,458,482	15,564,404	12,316,564	12,163,345

36

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(*1)	As of December 31, 2013, it is classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	It is reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the year ended December 31, 2013.
(*3)	As of December 31, 2013 this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.
(*4)	As of December 31, 2013, there is objective evidence of impairment due to a prolonged decline on the fair value of the security. Recoverable amounts were determined based on fair value less cost to sell, which was calculated by adding a 28.8% control premium to current stock price as December 31, 2013. The Company recognized impairment loss of ￦160,492 million as the carrying value was higher than its recoverable amount as of December 31, 2013.

(c)	Details of associates and carrying values as of December 31, 2013 and 2012 are as follows:

			2013						2012
(in millions of Won) [Domestic]	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
EQP POSCO Global NO1 NatualResources PEF	Korea	Mine investment	169,106,080,000	25.80	￦	169,106	651,815	169,106	—
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)(*1,3)	Korea	Industrial machinery manufacturing	22,516,988	36.20		261,088	134,928	185,786	159,878
SNNC	Korea	Material manufacturing	18,130,000	49.00		100,655	268,522	100,655	100,655
POSMATE(*2)	Korea	Business facilities maintenance	—	—		—	—	—	33,295
Others (5 companies)						18,921	74,971	18,921	9,811

						549,770	1,130,236	474,468	303,639

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		189,197	325,028	189,197	189,197
7623704 Canada Inc.(*3)	Canada	Mine investment	114,452,000	10.40		124,341	1,161,348	124,341	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd.	China	Tinplate manufacturing and sales	—	24.00		11,003	66,352	11,003	11,003
Others (8 companies)						26,159	20,936	26,188	56,149

						350,700	1,573,664	350,729	256,349

					￦	900,470	2,703,900	825,197	559,988

(*1)	Sungjin Geotec Co., Ltd. has changed its name to POSCO PLANTEC Co., Ltd. after it merged with POSCO PLANTEC Co., Ltd. during the year ended December 31, 2013.
(*2)	It is reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the year ended December 31, 2013.
(*3)	Although the Company holds less than 20% ownership, the Company classifies its investment in 7623704 Canada Inc. as investments in associates, as the Company has significant influence over the entity pursuant to the related contractual arrangement.
(*4)	As of December 31, 2013, there is objective evidence of impairment due to a prolonged decline on the fair value of the security. Recoverable amounts were determined based on fair value less cost to sell, which was calculated by adding a 20.7% control premium to current stock price as of December 31, 2013. The Company recognized impairment loss of ￦75,302 million as the carrying value was higher than its recoverable amount as of December 31, 2013.

37

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Details of joint ventures and carrying values as of December 31, 2013 and 2012 are as follows:

			2013						2012
(in millions of Won)	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
Roy Hill Holdings Pty Ltd.	Austrailia	Mine development	10,494,377	10.00	￦	983,569	2,459,097	983,569	537,369
POSCO-NPS Niobium LLCUSA		Mine development	325,050,000	50.00		364,609	686,978	364,609	364,609
KOBRASCO	Brazil	Facilities lease	2,010,719,185	50.00		98,962	190,465	98,962	98,962
CSP—Compania Siderurgica do PecemBrazil		Steel manufacturing and sales	660,301,330	20.00		393,925	1,442,143	393,925	265,740
Others (4 companies)						110,004	438,773	110,010	110,040

					￦	1,951,069	5,217,456	1,951,075	1,376,720

13. Investment Property, Net

(a)	Investment property as of December 31, 2013 and 2012 are as follows:

	2013				2012
(in millions of Won)	Acquisition cost		Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Book value
Land	￦	36,020	—	36,020	41,811	—	41,811
Buildings		95,564	(42,882)	52,682	110,927	(47,230)	63,697
Structures		7,009	(2,832)	4,177	8,136	(3,118)	5,018

Total	￦	138,593	(45,714)	92,879	160,874	(50,348)	110,526

The fair value of investment property as of December 31, 2013 is ￦290,136 million. The Company used the prior year’s fair value for the investment property since it is believed to be approximately same.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	￦	41,811	—	(5,791)	36,020
Buildings		63,697	(2,793)	(8,222)	52,682
Structures		5,018	(186)	(655)	4,177

Total	￦	110,526	(2,979)	(14,668)	92,879

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

38

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	￦	43,258	—	(1,447)	41,811
Buildings		68,776	(2,905)	(2,174)	63,697
Structures		5,384	(194)	(172)	5,018

Total	￦	117,418	(3,099)	(3,793)	110,526

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

14. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2013 and 2012 are as follows:

	2013						2012
(in millions of Won)	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Book value
Land	￦	1,397,271	—	—	—	1,397,271	1,367,822	—	—	1,367,822
Buildings		5,433,167	(2,794,762)	(631)	—	2,637,774	5,287,226	(2,552,379)	(8)	2,734,839
Structures		4,277,603	(1,808,087)	(470)	—	2,469,046	3,742,988	(1,629,238)	—	2,113,750
Machinery and equipment		32,428,259	(19,221,165)	(4,384)	—	13,202,710	30,838,413	(17,949,647)	(152)	12,888,614
Vehicles		189,666	(178,897)	—	—	10,769	184,858	(171,819)	—	13,039
Tools		188,204	(162,524)	—	—	25,680	180,045	(150,352)	—	29,693
Furniture and fixtures		254,663	(206,987)	(282)	—	47,394	253,742	(186,306)	(5)	67,431
Finance lease assets		11,466	(4,459)	—	—	7,007	11,466	(3,822)	—	7,644
Construction-in-progress		3,447,952	—	—	(5,000)	3,442,952	2,943,903	—	—	2,943,903

Total	￦	47,628,251	(24,376,881)	(5,767)	(5,000)	23,240,603	44,810,463	(22,643,563)	(165)	22,166,735

(b)	Changes in the carrying value of property, plant and equipment for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	1,367,822	—	(627)	—	30,076	1,397,271
Buildings		2,734,839	7,034	(8,628)	(241,678)	146,207	2,637,774
Structures		2,113,750	16,624	(5,519)	(181,725)	525,916	2,469,046
Machinery and equipment		12,888,614	113,921	(57,800)	(1,456,354)	1,714,329	13,202,710
Vehicles		13,039	794	(4)	(8,682)	5,622	10,769
Tools		29,693	4,006	(9)	(15,118)	7,108	25,680
Furniture and fixtures		67,431	2,819	(875)	(24,829)	2,848	47,394
Finance lease assets		7,644	—	—	(637)	—	7,007
Construction-in-progress		2,943,903	3,009,545	—	—	(2,510,496)	3,442,952

Total	￦	22,166,735	3,154,743	(73,462)	(1,929,023)	(78,390)	23,240,603

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and investment property.

39

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	1,275,564	—	(10,242)	—	102,500	1,367,822
Buildings		2,831,757	7,512	(5,269)	(237,038)	137,877	2,734,839
Structures		2,061,348	11,448	(21,146)	(165,632)	227,732	2,113,750
Machinery and equipment		12,916,329	80,565	(49,789)	(1,382,901)	1,324,410	12,888,614
Vehicles		19,341	256	(22)	(7,893)	1,357	13,039
Tools		38,022	2,367	(2)	(15,123)	4,429	29,693
Furniture and fixtures		72,334	4,726	(156)	(28,484)	19,011	67,431
Finance lease assets		8,281	—	—	(637)	—	7,644
Construction-in-progress		2,310,159	2,452,832	—	—	(1,819,088)	2,943,903

Total	￦	21,533,135	2,559,706	(86,626)	(1,837,708)	(1,772)	22,166,735

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013	2012
Weighted average expenditure	2,894,479	1,469,474
Borrowing costs capitalized	137,221	66,371
Capitalization rate	4.74%	4.52%

15. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2013, December 31, 2012 are as follows:

	2013					2012
(in millions of Won)	Acquisition cost		Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	￦	18,970	(5,158)	—	13,812	12,490	(3,586)	—	8,904
Membership		55,672	—	(6,795)	48,877	55,775	—	(6,215)	49,560
Development expense		95,514	(66,046)	—	29,468	79,982	(49,890)	—	30,092
Port facilities usage rights		509,375	(337,166)	—	172,209	414,884	(326,901)	—	87,983
Construction-in-progress		153,719	—	—	153,719	96,035	—	—	96,035
Other intangible assets		280,804	(260,106)	—	20,698	338,491	(317,224)	—	21,267

Total	￦	1,114,054	(668,476)	(6,795)	438,783	997,657	(697,601)	(6,215)	293,841

40

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Changes in carrying values of intangible assets for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	￦	8,904	—	(291)	(1,625)	—	6,824	13,812
Membership(*1)		49,560	1,022	(1,124)	—	(581)	—	48,877
Development expense		30,092	1,902	—	(16,156)	—	13,630	29,468
Port facilities usage rights		87,983	—	—	(10,265)	—	94,491	172,209
Construction in progress		96,035	98,459	—	—	—	(40,775)	153,719
Other intangible assets		21,267	1,658	—	(10,021)	—	7,794	20,698

	￦	293,841	103,041	(1,415)	(38,067)	(581)	81,964	438,783

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	￦	6,376	400	(494)	(1,053)	—	3,675	8,904
Membership(*1)		44,523	767	(992)	—	(6,495)	11,757	49,560
Development expense		29,182	548	—	(16,905)	—	17,267	30,092
Port facilities usage rights		99,553	—	—	(11,570)	—	—	87,983
Construction in progress		22,000	90,269	—	—	—	(16,234)	96,035
Other intangible assets		21,262	2,320	—	(10,858)	—	8,543	21,267

	￦	222,896	94,304	(1,486)	(40,386)	(6,495)	25,008	293,841

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment. Also represents membership transferred from financial instruments as the estimate for the possibility of membership renewal is changed.

41

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

16. Borrowings

(a)	Borrowings as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Short-term borrowings
Short-term borrowings	￦	203,138	796,662
Current portion of long-term borrowings		188,381	34,769
Current portion of loans from foreign financial institutions		927	901
Current portion of debentures		1,540,109	1,283,742
Less : Current portion of discount on debentures issued		(1,272)	(1,953)
Add : Current portion of premium on debentures redemption		—	2,419

	￦	1,931,283	2,116,540

Long-term borrowings
Long-term borrowings	￦	648,251	843,015
Loans from foreign financial institution		1,140	2,009
Debentures		6,107,973	6,680,192
Less : Discount on debentures issued		(38,167)	(53,617)
Add : Premium on debentures redemption		12,591	15,635

	￦	6,731,788	7,487,234

(b)	Short-term borrowings as of December 31, 2013 and 2012 are as follows:

(in millions of Won)
Bank	2013		2012
Royal Bank of Scotland	￦	—	93,230
Deutsche Bank		—	133,833
Bank of America		—	114,093
DBS Bank		—	121,544
JP Morgan Chase & Co.		—	75,282
Others (Transfer of account receivables not qualify for derecognition)		203,138	258,680

	￦	203,138	796,662

42

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Current portion of long-term borrowings as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	2013		2012
Borrowings	Woori Bank and others	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	14,969	12,236
Borrowings	Korea EXIM Bank	2010.02.18~ 2013.07.03	2017.02.18~ 2018.03.23	4.09~4.50		173,412	22,533
Loans from foreign financial institutions	NATIXIS(*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		927	901
Debentures	Domestic debentures 292	2009.01.20	2014.01.20	5.40		499,975	499,711
Debentures	Global fund 1 and another	2009.03.26~ 2011.10.20	2014.03.26~ 2014.10.20	1.67~8.75		1,038,862	784,497

					￦	1,728,145	1,319,878

(*1)	As of December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	2013		2012
Borrowings	Woori Bank and others(*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	71,194	85,519
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	Government bond -2.25		13,593	13,657
Borrowings	Korea EXIM Bank	2010.02.18~ 2013.07.03	2017.02.18~ 2018.03.23	4.09~4.50		563,464	743,839
Loans from foreign financial institutions	NATIXIS(*2)	1986.03.31	2017.03.31	2.00		1,140	2,009
Debentures	Domestic debentures 301 and others	2010.08.04~ 2013.10.04	2015.08.04~ 2023.10.04	3.35~4.81		3,292,417	3,092,140
Debentures	Exchangeable Bond(*3) and others	2006.08.10~ 2013.12.11	2016.08.10~ 2021.12.22	0~5.88		2,789,980	3,550,070

					￦	6,731,788	7,487,234

(*1)	Short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are collateral for long-term borrowings from National Forestry Cooperatives Federation as of December 31, 2013 and 2012.
(*2)	As of December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.
(*3)	The Company issued bonds exchangeable to SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

43

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

17. Other Payables

Other payables as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Accounts payable	￦	463,196	826,075
Accrued expenses(*1)		306,723	427,314
Dividend payable		9,180	6,493
Finance lease liabilities		1,124	1,088
Withholdings		11,660	9,070

	￦	791,883	1,270,040

Non-current
Long-term accounts payable	￦	91,827	88,938
Accrued expenses		22,922	24,664
Finance lease liabilities		5,042	6,246
Long-term withholdings		4,888	8,964

	￦	124,679	128,812

(*1)	During the year ended December 31, 2012, a fine of ￦98,326 million was imposed for price-fixing galvanized steel sheets as a result of the Korea Fair Trade Commission’s investigation.

18. Other Financial Liabilities

Other financial liabilities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Derivative instruments liabilites	￦	36,964	9,499
Financial guarantee liabilities		9,045	7,393

	￦	46,009	16,892

Non-current
Derivative instruments liabilites	￦	175,463	31,256
Financial guarantee liabilities		56,076	41,664

	￦	231,539	72,920

44

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

19. Provisions

Changes in provisions for the years ended December 31, 2013 and 2012 were as follows:

1)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period(*1)	￦	6,239	12,428	(10,166)	8,501

(*1)	Represents the provision for bonuses for executives.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period(*1)	￦	4,451	241,498	(239,710)	6,239

(*1)	Represents the provision for bonuses for all employees.

20. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service rendered is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets.

The expenses related to post-employment benefit under defined contribution plans for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Expense related to post-employment benefit under defined contribution plans	￦	15,903	13,032

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

45

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Present value of funded obligations	￦	905,918	817,618
Fair value of plan assets		(805,268)	(677,362)

Net defined benefit liabilities	￦	100,650	140,256

(d)	The changes in present value of defined benefit obligations for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Defined benefit obligation at the beginning of period	￦	817,618	690,321
Current service costs		118,975	99,066
Interest costs		27,942	31,156
Remeasurement :		11,553	63,184
- Loss from change in financial assumptions		13,555	74,728
- Loss(Gain) from change in demographic assumptions assumptions		277	(1,640)
- Others		(2,279)	(9,904)
Benefits paid		(70,170)	(66,109)

Defined benefit obligation at the end of period	￦	905,918	817,618

(e)	The changes in the fair value of plan assets for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Fair value of plan assets at the beginning of period	￦	677,362	513,673
Interest on plan assets		24,261	23,115
Remeasurement of plan assets		86	2,732
Contributions to plan assets(*1)		140,000	180,000
Benefits paid		(36,441)	(42,158)

Fair value of plan assets at the end of period	￦	805,268	677,362

(*1)	The Company expects to make a contribution of ￦140,000 million to the defined benefit plan assets in 2014.

46

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(f)	The fair value of plan assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Deposits	￦	805,202	677,296
Others		66	66

Total	￦	805,268	677,362

(g)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Current service costs	￦	118,975	99,066
Net interest costs(*1)		3,681	8,041

	￦	122,656	107,107

(*1)	The actual return on plan assets amounted to ￦24,347 million and ￦25,847 million for the years ended December 31, 2013 and 2012, respectively.

The above expenses by function were as follows:

(in millions of Won)	2013		2012
Cost of sales	￦	97,490	85,298
Selling and administrative expenses		23,834	20,897
Others		1,332	912

Total	￦	122,656	107,107

(h)	Actuarial gains (losses), net of tax recognized in other comprehensive income for the year ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	(149,770)	(103,947)
Current actuarial losses		(11,467)	(60,452)
Tax effects		2,775	14,629

Ending	￦	(158,462)	(149,770)

47

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(i)	The principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

	2013	2012
Discount rate(*1)	3.95%	3.47%
Expected future increases in salaries(*2)	3.30%	3.30%

(*1)	Discount rate is the yield at the end of the reporting period on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.
(*2)	The expected future increases in salaries are based on the average salary increase rate for past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

(j)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
(in millions of Won)	Amount		Percentage(%)	Amount		Percentage(%)
Discount rate	￦	(65,987)	(7.3)	￦	75,505	8.3
Expected future increases in salaries		75,234	8.3		(66,959)	(7.4)

(k)	As of December 31, 2013 the maturity of the expected benefit payments are as follows :

(in millions of Won)	Within 1 year		1 year -5 years	5 years -10 years	10 years -20 years	Later than 20 years	Total
Benefits paid	￦	1,897	72,674	315,343	702,647	168,978	￦	1,261,539

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining working lives of employees.

21. Other Liabilities

Other liabilities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current
Advances received	￦	20,912	44,488
Withholding		15,905	20,962
Unearned revenue		1,292	5,415

		38,109	70,865

Non-current
Unearned revenue		538	842
Others		3,000	3,000

	￦	3,538	3,842

48

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

22. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	7,788	6,016
Available-for-sale financial assets		3,354,770	3,062,057
Held-to-maturity investments		—	29,981
Loans and receivables		7,263,709	6,833,586

	￦	10,626,267	9,931,640

2)	Financial liabilities as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	212,427	40,755

Financial liabilities measured as amortized cost
Trade accounts and notes payable		735,457	978,581
Borrowings		8,663,071	9,603,774
Financial guarantee liabilities(*1)		65,121	49,057
Others		916,562	1,300,526

		10,380,211	11,931,938

	￦	10,592,638	11,972,693

49

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2013. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO (Guangdong)	ANZ	USD	10,000,000	10,553
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	31,659
	BTMU	USD	24,000,000	25,327
	DBS	USD	35,000,000	36,936
	ING	USD	23,600,000	24,905
	SMBC	USD	35,000,000	36,936
Zhangjiagang Pohang	BTMU	USD	30,000,000	31,659
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	52,765
	Mizuho	USD	80,000,000	84,424
POSCO Maharashtra	Citi	USD	60,000,000	63,318
Steel Pvt. Ltd.	DBS	USD	100,000,000	105,530
	HSBC	USD	80,000,000	84,424
	ING	USD	30,000,000	31,659
	KDB	USD	30,000,000	31,659
	Export-Import Bank of Korea	USD	193,000,000	203,673
	SC	USD	40,000,000	42,212
	SCB	USD	33,069,000	34,898
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	198,811
POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	88,417
POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	60,932
	BOA	USD	45,000,000	47,489
	BTMU	USD	30,000,000	31,659
	HSBC	USD	50,000,000	52,765
	ING	USD	30,000,000	31,659
	JP Morgan	USD	50,000,000	52,765
	SCB	USD	45,000,000	47,489
	SMBC	USD	30,000,000	31,659
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	42,212
	HSBC	USD	40,000,000	42,212
	KDB	USD	50,000,000	52,765
	Mizuho	USD	45,000,000	47,489
	SMBC	USD	69,725,000	73,581
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	206,839
POSCO VST Co., Ltd.	ANZ	USD	25,000,000	26,383
	HSBC	USD	20,000,000	21,106
	Mizuho	USD	20,000,000	21,106
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	18,995
PT. KRAKATAU POSCO	ANZ	USD	73,500,000	77,565
	BOA	USD	35,000,000	36,936
	BTMU	USD	119,000,000	125,581
	Credit Suisse AG	USD	91,000,000	96,032
	HSBC	USD	91,000,000	96,032
	Export-Import Bank of Korea	USD	567,000,000	598,355
	Mizuho	USD	105,000,000	110,807
	SCB	USD	107,800,000	113,760
	SMBC	USD	140,000,000	147,741
	The Tokyo Star Bank, Ltd.	USD	21,000,000	22,160
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	25,854

		USD	3,334,370,500	3,518,761
		CNY	350,000,000	60,932

50

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

3)	Finance income and costs by category of financial instrument for the year ended December 31, 2013 and 2012 were as follows:

	December 31, 2013

	Finance income and costs
(in millions of Won)	Interest income (cost)		Dividend income(*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	8,869	1,773	10,642	—
Available-for-sale financial assets		4,568	45,829	—	—	97,013	(170,805)	(23,395)	400,577
Held-to-maturity investments		367	—	—	—	—	—	367	—
Loans and receivables		101,737	—	(8,194)	(11,425)	(80)	(898)	81,140	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(195,719)	(195,719)	—
Financial liabilities at amortized cost		(271,020)	—	46,749	257,880	—	(314)	33,295	—

	￦	(164,348)	45,829	38,555	246,455	105,802	(365,963)	(93,670)	400,577

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ￦142,383 million for the year ended December 31, 2013.

‚	December 31, 2012

	Finance income and costs
(in millions of Won)	Interest income (cost)		Dividend income(*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	—	—	—	—	(1,084)	6,016	4,932	—
Available-for-sale financial assets		970	110,897	—	—	72,028	(63,466)	120,429	(153,345)
Held-to-maturity investments		1,580	—	—	—	—	—	1,580	—
Loans and receivables		111,263	—	(62,901)	(24,476)	(182)	(569)	23,135	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(27,984)	(27,984)	—
Financial liabilities at amortized cost		(391,767)	—	126,193	628,822	—	(606)	362,642	—

	￦	(277,954)	110,897	63,292	604,346	70,762	(86,609)	484,734	(153,345)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ￦112,514 million for the year ended December 31, 2012.

51

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposures to credit risk as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Cash and cash equivalents	￦	1,394,315	1,752,560
Financial assets at fair value through profit or loss		7,788	6,016
Available-for-sale financial assets		20,855	119,142
Held-to-maturity investments		—	29,981
Loans and other receivables		2,471,486	993,722
Trade accounts and notes receivable		3,393,444	4,087,030
Long-term trade accounts and notes receivable		4,464	274

	￦	7,292,352	6,988,725

The Company provided financial guarantees for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2013 and 2012, the maximum exposure to credit risk amounted to ￦3,579,693 million and ￦3,651,631 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Trade accounts and notes receivable	￦	10,100	12,204
Other accounts receivable		10,571	10,571
Long-term loans		14,453	14,453
Other assets		13	13

	￦	35,137	37,241

‚	Impairment losses on financial assets for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Bad debt expenses	￦	3,980	10,613
Impairment loss on available-for-sale securities		170,805	63,466

	￦	174,785	74,079

52

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of December 31, 2013 and 2012 are as follows:

	2013			2012
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	￦	3,072,283	—	3,758,894	—
Over due less than 1 month		68,759	58	120,848	11
1 month - 3 months		26,657	674	103,407	584
3 months - 12 months		174,479	1,241	102,255	9,458
over 12 months		65,830	8,127	14,104	2,151

	￦	3,408,008	10,100	4,099,508	12,204

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	37,241	27,212
Bad debt expenses		3,980	10,613
Others		(6,084)	(584)

Ending	￦	35,137	37,241

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow(*3)	Within 3 months	3 months -6 months	6 months - 1 year	1 year - 5 years	Later than 5 years
Trade accounts payable	￦	735,457	735,457	735,457	—	—	—	—
Borrowings(*1)		8,663,071	9,827,387	1,563,946	90,360	567,062	5,247,369	2,358,650
Financial guarantee liabilities(*2)		65,121	3,579,693	3,579,693	—	—	—	—
Other financial liabilities		916,562	919,516	779,375	279	12,229	127,633	—

	￦	10,380,211	15,062,053	6,658,471	90,639	579,291	5,375,002	2,358,650

(*1)	Includes cash flows of embedded derivatives instruments in relation to exchangeable bonds (exchange right).
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
(*3)	Includes estimated interest.

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)	Within 3 months		3 months 6 months	6 months - 1 year	Later than 1 years	Total
Currency futures	￦	6,611	—	—	—	6,611
Currency swaps		—	—	30,353	—	30,353

	￦	6,611	—	30,353	—	36,964

53

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2013 and 2012 are as follows:

	2013			2012
(in millions of Won)	Assets		Liabilities	Assets	Liabilities
USD	￦	701,159	3,815,529	876,780	4,599,558
JPY		450,938	1,370,603	62,602	1,863,516
CNH		76,678	—	—	—
EUR		7,208	3,131	25,127	5,554
Others		38,337	226	46,306	149

	￦	1,274,320	5,189,489	1,010,815	6,468,777

2)	As of December 31, 2013 and 2012, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2013 and 2012 were as follows:

	2013			2012
(in millions of Won)	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(311,437)	311,437	(372,278)	372,278
JPY		(91,967)	91,967	(180,091)	180,091
CNH		7,668	(7,668)	—	—
EUR		408	(408)	1,957	(1,957)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Fixed rate
Financial assets	￦	3,773,978	2,752,342
Financial liabilities		(8,580,517)	(9,508,984)

	￦	(4,806,539)	(6,756,642)

Variable rate
Financial liabilities	￦	(82,554)	(94,790)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for derivative instruments such as interest swaps as hedges in fair value hedging accounting. Therefore, fluctuations in interest rates do not affect gain or loss.

54

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2013 and 2012, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the year ended December 31, 2013 and 2012 were as follows:

	2013		2012
(in millions of Won)	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	(826)	826	(948)	948

(h)	Offsetting financial assets and financial liabilities

As of December 31, 2013 and 2012, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1)	December 31, 2013

					Related amounts not set off in the statement of financial position
(in millions of Won)	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Financial Instruments	Cash collateral received or pledged	Net amount
Financail Assets
Trade accounts and notes receivable, net	￦	203,138	—	203,138	(203,138)	—	—
Financail Liabilities
Short-term borrowings		203,138	—	203,138	(203,138)	—	—

2)	December 31, 2012

					Related amounts not set off in the statement of financial position
(in millions of Won)	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Financial Instruments	Cash collateral received or pledged	Net amount
Financail Assets
Trade accounts and notes receivable, net	￦	258,680	—	258,680	(258,680)	—	—
Financail Liabilities
Short-term borrowings		258,680	—	258,680	(258,680)	—	—

55

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(g)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2013 and 2012 are as follows :

	2013			2012
(in millions of Won)	Book Value		Fair Value	Book Value		Fair Value
Assets measured at fair value
Available-for-sale financial assets(*1)	￦	3,224,711	3,224,711	￦	2,853,766	2,853,766
Derivatives assets held for trading(*2)		7,788	7,788		6,016	6,016

		3,232,499	3,232,499		2,859,782	2,859,782

Assets measured amortised cost(*3)
Cash and cash equivalents		1,394,315	1,394,315		1,752,560	1,752,560
Trade accounts and note receivable, net		3,397,908	3,397,908		4,087,304	4,087,304
Loans and other receivables		2,471,486	2,471,486		993,722	993,722
Held-to-maturity investments		—	—		29,981	29,981

		7,263,709	7,263,709		6,863,567	6,863,567

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		212,427	212,427		40,755	40,755
Liabilities measured amortised cost(*3)
Trade accounts and notes payable		735,457	735,457		978,581	978,581
Borrowings		8,663,071	8,943,063		9,603,774	10,145,751
Financial guarantee liabilities		65,121	65,121		49,057	49,057
Others		916,562	916,562		1,300,526	1,300,526

	￦	10,380,211	10,660,203	￦	11,931,938	12,473,915

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies is used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2)	Interest rate for determining fair value

Interest rates used to discount the estimated cash flows as of December 31, 2013 and 2012 are as follows:

	2013	2012
Borrowings	0.76~4.08	1.47 ~ 4.50

56

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

3)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value of financial instruments by fair value hierarchy as of December 31, 2013 and 2012 are as follows:

a.	December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,554,421	—	670,290	3,224,711
Derivatives assets held for trading		—	7,788	—	7,788

	￦	2,554,421	7,788	670,290	3,232,499

Financial Liabilities
Derivatives liabilities held for trading	￦	—	212,427	—	212,427

b.	December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,182,741	—	671,025	2,853,766
Derivatives assets held for trading		—	6,016	—	6,016

	￦	2,182,741	6,016	671,025	2,859,782

Financial Liabilities
Derivatives liabilities held for trading	￦	—	40,755	—	40,755

ƒ	Changes in financial assets classified as level 3 for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning	￦	671,025	855,519
Change to level 3		6,857	8,372
Other comprehensive income		(4,015)	(192,866)
Impairment		(3,577)	—

Ending	￦	670,290	671,025

57

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

23. Share Capital and Capital Surplus

(a)	Share Capital as of December 31, 2013 and 2012 are as follows:

(Share, Won)	2013		2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2013, total numbers of ADRs of 53,749,064 are equivalent to 13,437,266 shares of common stock.
(*2)	As of December 31, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2013 and 2012 were as follows:

	2013				2012
(share)	Issued shares		Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	￦	87,186,835	(9,942,391)	77,244,444	87,186,835	(9,942,391)	77,244,444
Disposal of treasury shares		—	2,539,180	2,539,180	—	—	—
Ending		87,186,835	(7,403,211)	79,783,624	87,186,835	(9,942,391)	77,244,444

(c)	Capital surplus as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Additional paid in capital	￦	463,825	463,825
Gain on disposal of treasury shares		769,215	763,867

	￦	1,233,040	1,227,692

58

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

24. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2013
Hybrid bond 1-1 (*1)	6/13/2013	6/13/2043	4.30	￦	800,000
Hybrid bond 1-2 (*1)	6/13/2013	6/13/2043	4.60		200,000
Issuance cost					(3,081)

				￦	996,919

(*1)	Details of hybrid bonds as of December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

reset every 5 years as follows;

•       After 5 years : return on government bond (5 years) + 1.3%

•       After 10 years : addtionally + 0.25% according to Step-up clauses

•       After 25 years : addtionally + 0.75%

Issue date ~ 2023-06-12 : 4.6%

reset every 10 years as follows;

•       After 10 years : return on government bond (10 years) + 1.4%

•       After 10 years : addtionally + 0.25% according to Step-up clauses

•       After 30 years : addtionally + 0.75%

Interest payments condition	Quaterly (Optional deferral of interest payment is available to the Company)	Quaterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of December 31, 2013 amounts to ￦2,301 million.

59

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

25. Reserves

(a)	Reserves as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	403,939	3,362

(b)	Changes in the accumulated unrealized fair value of available-for-sale investments for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Beginning balance	￦	3,362	156,707
Changes in unrealized fair value of available-for-sale investments		467,942	(206,555)
Reclassification to profit or loss upon disposal		(93,976)	(75,518)
Impairment of available -for-sale securities		170,805	63,466
Tax effects		(144,194)	65,262

Ending balance	￦	403,939	3,362

26. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2013 and 2012 were as follows:

	2013			2012
(shares, in millions of Won)	Number of shares	Amount		Number of shares	Amount
Beginning	9,942,391	￦	2,391,406	9,942,391	2,391,406
Disposal of treasury shares	(2,539,180)		(812,283)	—	—

Ending	7,403,211	￦	1,579,123	9,942,391	2,391,406

60

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

27. Retained Earnings

(a)	Retained earnings as of December 31, 2013 and 2012 are summarized as follows:

(in millions of Won)	2013		2012
Legal reserve	￦	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		1,573,333	1,530,000
Appropriated retained earnings for business expansion		34,310,500	32,710,500
Appropriated ratained earnings for dividends		2,044,113	1,858,725
Unappropriated retained earnings		1,686,836	2,583,770

	￦	40,774,284	39,842,497

(b)	Statements of appropriation of retained earnings as of December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	￦	291,582	284,559
Actuarial losses		(8,692)	(45,824)
Interests of Hybrid bonds		(24,161)	—
Interim dividends		(154,489)	(154,489)
Dividends (ratio) per share
￦2,000 (40%) in 2013
￦2,000 (40%) in 2012
Profit for the period		1,582,596	2,499,523

		1,686,836	2,583,769
Transfer from discretionary reserve
Reserve for research and manpower devlopment		383,333	266,667
Appropriated ratained earnings for dividends		237,543	—

		620,876	266,667
Appropriation of retained earnings
Cash dividends
Dividends (ratio) per share		478,702	463,467
￦6,000 (120%) in 2013
￦6,000 (120%) in 2012
Reserve for research and manpower development		410,000	310,000
Appropriated retained earnings for business expansion		1,200,000	1,600,000
Appropriated ratained earnings for dividends		—	185,387

		2,088,702	2,558,854

Unappropriated retained earnings carried forward to subsequent year	￦	219,010	291,582

The date of appropriation for 2013 is expected to be March 14, 2014 and the date of appropriation for 2012 was March, 22, 2013.

61

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

28. Revenue

Details of revenue for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Revenues
Sales of goods	￦	30,436,474	35,552,319
Others		107,071	112,614

	￦	30,543,545	35,664,933

29. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Wages and salaries	￦	198,726	182,393
Expenses related to post-employment benefits		23,994	21,006
Other employee benefits		44,630	60,682
Travel		14,906	15,666
Depreciation		25,074	24,733
Amortization		18,126	18,214
Rental		54,931	41,332
Repairs		13,623	14,090
Advertising		89,584	102,744
Research & development		150,786	136,537
Service fees		183,053	154,363
Vehicles maintenance		7,012	7,153
Industry association fee		7,710	7,364
Training		9,593	12,007
Conference		4,956	5,178
Bad debt expenses		3,980	10,613
Others		42,282	39,833

	￦	892,966	853,908

62

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	Selling expenses

Selling expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Freight and custody expenses	￦	842,424	873,482
Operating expenses for distribution center		9,370	8,955
Sales commissions		70,397	75,207
Sales advertising		3,145	4,168
Sales promotion		6,375	6,206
Sample		1,247	1,932
Sales insurance premium		7,871	9,578

	￦	940,829	979,528

30. Research and Development Expenditures Recognized as Expense

Research and development expenditures recognized as expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Selling and administrative expenses	￦	150,786	136,537
Cost of sales		364,876	376,650

	￦	515,662	513,187

63

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

31. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded from operating profit but reflect the results of the Company’s operations for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Operating profits on the statement of comprehensive income	￦	2,215,133	2,789,597

Add
Gain on disposals of property, plant and equipment		6,773	27,688
Gain on disposals of investments in subsidiaries, associates and joint ventures		14,544	8,693
Reversal of impairment loss of property, plant and equipment		—	1,606
Gain on disposals of assets held for sale		67,875	1,150
Others		50,856	30,600

		140,048	69,737

Deduct
Loss on disposals of property, plant and equipment		(94,533)	(84,990)
Impairment loss on property, plant and equipment		(5,697)	—
Impairment loss on intangible assets		(581)	(6,495)
Loss on disposals of intangible assets		(315)	(617)
Donations		(40,319)	(62,684)
Idle tangible assets expenses		(16,800)	(30,743)
Impairment loss on investments in subsidiaries, associates and joint ventures		(235,794)	(1,102)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(12,295)	(17,575)
Impairment loss on assets held for sale		(1,814)	—
Loss on disposals of assets held for sale		—	(9,391)
Others		(10,451)	(120,704)

		(418,599)	(334,301)

Adjusted operating profit	￦	1,936,582	2,525,033

64

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

32. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Finance income
Interest income	￦	106,672	113,813
Dividend income		188,212	223,411
Gain on disposals of financial assets held for trading		—	556
Gain on derivative transactions		9,144	—
Gain on foreign currency transactions		299,574	276,642
Gain on foreign currency translations		264,614	639,565
Gain on disposals of available-for-sale investment		97,085	96,441
Others		1,772	6,111

		967,073	1,356,539

Finance costs
Interest expenses		271,020	391,767
Loss on foreign currency transactions		261,019	213,350
Loss on foreign currency translations		18,159	35,219
Loss on valuation of derivatives		195,719	—
Impairment loss on available-for-sale investment		170,805	63,466
Others		1,638	55,489

	￦	918,360	759,291

65

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

33. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	6,773	27,688
Gain on disposals of investments in subsidiaries, associates and joint ventures		14,544	8,693
Reversal of impairment loss of property, plant and equipment		—	1,606
Gain on disposals of assets held for sale		67,875	1,150
Others		50,856	30,600

		140,048	69,737

Other non-operating expenses
Loss on disposals of property, plant and equipment		94,533	84,990
Impairment loss on property, plant and equipment		5,697	—
Impairment loss on intangible assets		581	6,495
Loss on disposals of intangible assets		315	617
Donations		40,319	62,684
Idle tangible assets expenses		16,800	30,743
Impairment loss on investments in subsidiaries, associates and joint ventures		235,794	1,102
Loss on disposals of investments in subsidiaries, associates and joint ventures		12,295	17,575
Impairment loss on assets held for sale		1,814	—
Loss on disposals of assets held for sale		—	9,391
Others		10,451	120,704

	￦	418,599	334,301

66

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2013 and 2012 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2013		2012
Changes in inventories(*1)	￦	304,068	570,136
Raw materials and consumables used		19,380,227	24,090,512
Employee benefits expenses(*3)		1,425,008	1,335,949
Outsourced processing cost		2,078,917	1,996,707
Depreciation(*2)		1,932,002	1,840,807
Amortization		38,067	40,386
Ordinary research & development expenses		515,662	513,187
Electricity and water expenses		836,199	634,045
Service fees		243,954	218,019
Advertising		89,584	102,744
Freight and custody expenses		842,424	873,482
Sales commissions		70,397	75,207
Loss on disposals of property, plant and equipment		94,533	84,990
Other expenses		895,969	833,466

	￦	28,747,011	33,209,637

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Wages and salaries	￦	1,286,449	1,215,810
Expenses related to post-employment benefits		138,559	120,139

	￦	1,425,008	1,335,949

67

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

35. Income Taxes

(a)	Income tax expense for the years ended December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Current income taxes(*1)	￦	291,035	212,107
Deferred income taxes		254,790	330,760
Less: Items credited directly to shareholders’ equity		(143,126)	79,891

Income tax expense	￦	402,699	622,758

(*1)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.

(b)	The expected amount of income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Profit before income tax expense	￦	1,985,295	3,122,281
Income tax expense computed at statutory rate		480,441	755,592
Adjustments:		(77,742)	(132,834)
Tax credit		(134,670)	(160,139)
Additional payment of income taxes		2,253	3,328
Investments in subsidiaries and associates		57,823	—
Tax effect due to permanent differences		(11,071)	29,722
Others		7,923	(5,745)

Income tax expense	￦	402,699	622,758

Effective tax rate (%)		20.3%	19.9%

(c)	The income taxes credited (charged) directly to equity for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Net changes in the unrealized fair value of available-for-sale securities	￦	(144,194)	65,262
Defined benefit plan actuarial losses		2,775	14,629
Gain on disposal of treasury shares		(1,707)	—

	￦	(143,126)	79,891

68

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 were as follows:

	2013				2012
(in millions of Won)	Dec. 31, 2012		Inc (Dec)	Dec. 31, 2013	Dec. 31, 2011	Inc (Dec)	Dec. 31, 2012
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(29,013)	551	(28,462)	(29,659)	646	(29,013)
Reserve for technology developments		(368,647)	(6,453)	(375,100)	(358,160)	(10,487)	(368,647)
Depreciation		(56,394)	8,261	(48,133)	(63,228)	6,834	(56,394)
Prepaid expenses		29,781	(2,101)	27,680	21,879	7,902	29,781
Revaluation of property, plant and equipment		(789,056)	(213,742)	(1,002,798)	(553,205)	(235,851)	(789,056)
Loss on foreign currency translation		(52,508)	(122,422)	(174,930)	93,911	(146,419)	(52,508)
Defined benefit obligations		157,559	26,830	184,389	102,738	54,821	157,559
Plan assets		(161,152)	(33,773)	(194,925)	(124,536)	(36,616)	(161,152)
Accrued revenue		(2,575)	643	(1,932)	(2,314)	(261)	(2,575)
Others		162,669	127,759	290,428	283,880	(121,211)	162,669

		(1,109,336)	(214,447)	(1,323,783)	(628,694)	(480,642)	(1,109,336)

Deferred tax from tax credit
Tax credit carryforward		266,977	101,076	368,053	196,986	69,991	266,977

		266,977	101,076	368,053	196,986	69,991	266,977

Deferred income taxes recognized directly to equity
Loss(gain) on valuation of available-for-sale securities		15,232	(144,194)	(128,962)	(50,030)	65,262	15,232
Defined benefit plan actuarial losses		47,815	2,775	50,590	33,186	14,629	47,815

		63,047	(141,419)	(78,372)	(16,844)	79,891	63,047

	￦	(779,312)	(254,790)	(1,034,102)	(448,552)	(330,760)	(779,312)

69

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(e)	Deferred tax assets (liabilities) as of December 31, 2013, December 31, 2012 are as follows:

	2013				2012
(in millions of Won)	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(28,462)	(28,462)	—	(29,013)	(29,013)
Reserve for technology developments		—	(375,100)	(375,100)	—	(368,647)	(368,647)
Depreciation		12,961	(61,094)	(48,133)	13,373	(69,767)	(56,394)
Prepaid expenses		27,680	—	27,680	29,781	—	29,781
Revaluation of property, plant and equipment		—	(1,002,798)	(1,002,798)	—	(789,056)	(789,056)
Loss on foreign currency translation		60,196	(235,126)	(174,930)	150,083	(202,591)	(52,508)
Defined benefit obligations		184,389	—	184,389	157,559	—	157,559
Plan assets		—	(194,925)	(194,925)	—	(161,152)	(161,152)
Accrued revenue		—	(1,932)	(1,932)	—	(2,575)	(2,575)
Others		303,332	(12,904)	290,428	569,505	(406,836)	162,669

		588,558	(1,912,341)	(1,323,783)	920,301	(2,029,637)	(1,109,336)

Deferred tax from tax credit
Tax credit carryforward		368,053	—	368,053	266,977	—	266,977

		368,053	—	368,053	266,977	—	266,977

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale securities		40,404	(169,366)	(128,962)	87,249	(72,017)	15,232
Defined benefit plan actuarial losses		50,590	—	50,590	47,815	—	47,815

		90,994	(169,366)	(78,372)	135,064	(72,017)	63,047

	￦	1,047,605	(2,081,707)	(1,034,102)	1,322,342	(2,101,654)	(779,312)

70

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

36. Earnings per Share

(a)	Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won
except per share information)	2013		2012
Profit for the period	￦	1,582,596	2,499,523
Interests of hybrid bonds		(18,314)	—
Weighted-average number of common shares outstanding(*1)		78,009,654	77,244,444

Basic and diluted earnings per share	￦	20,052	32,359

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(share)	2013	2012
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,177,181)	(9,942,391)

Weighted-average number of common shares outstanding	78,009,654	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

71

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

37. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2013 and 2012 are as follows:

1)	For the year ended December 31, 2013

	Sales and others(*1)					Purchase and others(*2)
(in millions of Won)	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	16,439	3,421	￦	19,860	￦	3,042	2,235,798	5,855	9,242	￦	2,253,937
POSCO Processing & Service		987,424	8		987,432		1,215,510	—	—	805		1,216,315
POSCO COATED & COLOR STEEL Co., Ltd.		472,353	25		472,378		—	—	10,648	98		10,746
POSCO PLANTEC Co., Ltd.		2,324	19		2,343		1,499	67,081	13,733	2,492		84,805
POSCO ICT		1,210	195		1,405		679	279,660	31,231	157,126		468,696
POSMATE		1,419	85		1,504		805	1,041	15,732	32,894		50,472
eNtoB Corporation		—	10		10		234,352	13,241	149	20,079		267,821
POSCO CHEMTECH		512,139	25,868		538,007		491,562	21,832	287,584	1,223		802,201
POSCO M-TECH		11,122	94		11,216		158,709	2,336	220,986	141		382,172
POSCO ENERGY CO., LTD.		104,209	915		105,124		—	5,178	—	7		5,185
POSCO TMC Co., Ltd.		188,915	15		188,930		—	—	1,051	1,298		2,349
POSCO AST		500,193	10		500,203		6,985	—	56,520	2,029		65,534
POSHIMETAL Co., Ltd.		18,922	137		19,059		166,042	—	—	5		166,047
Daewoo International Corporation		3,522,678	65		3,522,743		16,297	—	—	2,843		19,140
POSCO America Corporation		596,681	1		596,682		—	—	—	339		339
POSCO Canada Ltd.		—	—		—		144,329	—	—	—		144,329
POSCO Asia Co., Ltd.		2,068,965	221		2,069,186		64,434	182	—	1,673		66,289
POSCO (Thailand) Company Limited		56,210	56		56,266		—	—	—	85		85
Qingdao Pohang Stainless Steel Co., Ltd.		58,502	—		58,502		—	—	—	14		14
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		129,345	1		129,346		—	—	—	—		—
POSCO JAPAN Co., Ltd.		1,270,325	—		1,270,325		19,978	2	—	2,972		22,952
POSCO-India Pune Processing Center. Pvt. Ltd.		119,503	7		119,510		—	—	—	—		—
POSCO MEXICO S.A. DE C.V.		256,014	693		256,707		—	—	—	621		621
POSCO Maharashtra Steel Private Limited		176,425	3,157		179,582		—	—	—	236		236
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		108,179	—	—	—		108,179
Others		558,923	7,569		566,492		92,527	38,843	18,782	77,101		227,253

	￦	11,630,240	42,572	￦	11,672,812	￦	2,724,929	2,665,194	662,271	313,323	￦	6,365,717

Associates and joint ventures(*3)
SNNC		1,532	458		1,990		402,639	—	—	—		402,639
POSCO PLANTEC Co., Ltd.(*4) (formerly, SUNGJIN GEOTEC Co., Ltd.)		15,028	48		15,076		1,735	65,802	9,781	6,883		84,201
POSCHROME (PROPRIETARY) LIMITED		—	—		—		66,762	—	—	—		66,762
PT. POSMI Steel Indonesia		6,538	—		6,538		—	—	—	—		—
POSK (Pinghu) Steel Processing Center Co., Ltd.		3,786	—		3,786		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		19,906	—		19,906		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		6,429	—		6,429		—	—	—	—		—
Others		546	165		711		3,937	—	—	176		4,113

	￦	53,765	671	￦	54,436	￦	475,073	65,802	9,781	7,059	￦	557,715

	￦	11,684,005	43,243	￦	11,727,248	￦	3,200,002	2,730,996	672,052	320,382	￦	6,923,432

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis
(*3)	As of December 31, 2013, the Company provided guarantees to related parties (note 22).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

72

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

2)	For the year ended December 31, 2012

	Sales and others					Purchase and others
(in millions of Won)	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	27,401	709	￦	28,110	￦	46	1,408,787	7	42,246	￦	1,451,086
POSCO Processing & Service		897,017	34		897,051		1,392,988	—	—	2,903		1,395,891
POSCO COATED & COLOR STEEL Co., Ltd.		489,507	38		489,545		—	—	5,574	922		6,496
POSCO PLANTEC Co., Ltd.		3,253	63		3,316		3,331	233,788	23,372	17,455		277,946
POSCO ICT		1,330	217		1,547		1,151	285,093	31,050	151,621		468,915
eNtoB Corporation		—	11		11		211,449	3,490	225	20,978		236,142
POSCO CHEMTECH		492,720	19,197		511,917		507,215	10,153	279,507	1,275		798,150
POSCO M-TECH		27,770	136		27,906		130,363	9,018	176,263	2,904		318,548
POSCO ENERGY CO., LTD.		87,387	820		88,207		—	482	—	1,772		2,254
POSCO TMC Co., Ltd.		230,215	20		230,235		25	—	995	12		1,032
POSCO AST		278,446	17		278,463		8,114	—	50,320	213		58,647
POSHIMETAL Co., Ltd.		23,882	130		24,012		149,809	180	—	5		149,994
Daewoo International Corporation		4,271,317	133		4,271,450		10,562	—	389	4,780		15,731
POSCO NST Co., Ltd.		212,534	2		212,536		1,229	—	2,147	242		3,618
POSCO America Corporation		726,450	—		726,450		—	—	—	733		733
POSCO Canada Ltd.		—	—		—		205,129	—	—	—		205,129
POSCO Asia Co., Ltd.		1,928,881	627		1,929,508		105,392	592	—	1,329		107,313
POSCO (Thailand) Company Limited		119,031	247		119,278		—	—	—	182		182
Qingdao Pohang Stainless Steel Co., Ltd.		62,347	2		62,349		—	—	—	—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		128,974	—		128,974		—	—	—	—		—
POSCO JAPAN Co., Ltd.		1,439,580	—		1,439,580		20,472	2,857	—	5,381		28,710
POSCO-India Pune Processing Center. Pvt. Ltd.		164,450	33		164,483		—	—	—	15		15
POSCO MEXICO S.A. DE C.V.		337,921	724		338,645		—	—	—	492		492
POSCO Maharashtra Steel Private Limited		154,055	1,587		155,642		—	—	—	—		—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		73,471	—	—	—		73,471
Others		569,076	2,787		571,863		81,411	56,570	17,673	132,115		287,769

	￦	12,673,544	27,534	￦	12,701,078	￦	2,902,157	2,011,010	587,522	387,575	￦	5,888,264

Associates and joint ventures
POSMATE		951	21,093		22,044		1,058	21	14,947	30,032		46,058
SNNC		2,162	349		2,511		379,050	—	—	—		379,050
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		27,697	—		27,697		—	—	—	—		—
Dongbang Special Steel Co., Ltd.		89,094	—		89,094		—	—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	58		58		68,079	—	—	—		68,079
PT. POSMI Steel Indonesia		9,696	—		9,696		—	—	—	—		—
POSK (Pinghu) Steel Processing Center Co., Ltd.		3,889	—		3,889		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		16,309	—		16,309		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		26,280	—		26,280		—	—	—	—		—
Others		7,774	117		7,891		5,303	—	6,579	2,530		14,412

	￦	183,852	21,617	￦	205,469	￦	453,490	21	21,526	32,562	￦	507,599

	￦	12,857,396	49,151	￦	12,906,547	￦	3,355,647	2,011,031	609,048	420,137	￦	6,395,863

73

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(b)	The related account balances of significant transactions with related companies as of December 31, 2013 and 2012 are as follows:

1)	December 31, 2013

	Receivables					Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	40	110,955	￦	110,995	￦	—	105,603	—	￦	105,603
POSCO Processing & Service		103,400	73		103,473		17,914	683	—		18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65		69,325		—	59	1,434		1,493
POSCO ICT		75	123		198		—	51,247	—		51,247
POSMATE		489	1,533		2,022		141	3,274	1,058		4,473
eNtoB Corporation		—	—		—		8,057	10,311	—		18,368
POSCO CHEMTECH		46,943	4,313		51,256		35,829	6,983	8,663		51,475
POSCO M-TECH		18	28		46		12,020	21,326	10,799		44,145
POSCO ENERGY CO., LTD.		14,733	2,894		17,627		—	421	—		421
POSCO TMC Co., Ltd.		20,510	26		20,536		—	16	50		66
POSCO AST		85,501	53		85,554		—	3,004	5,238		8,242
POSHIMETAL Co., Ltd.		1,721	12		1,733		—	12,624	—		12,624
Daewoo International Corporation		148,383	878		149,261		9,319	—	—		9,319
POSCO America Corporation		57,554	—		57,554		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,323	—	—		12,323
POSCO Asia Co., Ltd.		134,602	142		134,744		2,063	—	—		2,063
POSCO (Thailand) Company Limited		6,052	7		6,059		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—		3,329		—	—	—		—
POSCO JAPAN Co., Ltd.		73,992	—		73,992		862	108	1		971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—		8,117		—	—	—		—
POSCO MEXICO S.A. DE C.V.		100,016	76		100,092		—	—	—		—
POSCO Maharashtra Steel Private Limited		55,392	3,218		58,610		—	—	—		—
Others		54,357	8,887		63,244		6,523	15,421	1,647		23,591

	￦	984,484	133,283	￦	1,117,767	￦	105,051	231,080	28,890	￦	365,021

Associates and joint ventures
SNNC		140	40		180		16,669	—	—		16,669
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		879	46		925		353	—	—		353
POSCHROME (PROPRIETARY) LIMITED		—	67		67		—	—	—		—
LLP POSUK Titanium		—	4,066		4,066		—	—	—		—
Others		—	17		17		319	2	—		321

	￦	1,019	4,236	￦	5,255	￦	17,341	2	—	￦	17,343

	￦	985,503	137,519	￦	1,123,022	￦	122,392	231,082	28,890	￦	382,364

74

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

2)	December 31, 2012

	Receivables					Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	5,084	2,893	￦	7,977	￦	—	403,630	—	￦	403,630
POSCO Processing & Service		64,206	358		64,564		28,723	3,949	—		32,672
POSCO COATED & COLOR STEEL Co., Ltd.		108,465	40		108,505		114	—	2,504		2,618
POSCO PLANTEC Co., Ltd.		59	208		267		3,066	29,231	—		32,297
POSCO ICT		—	287		287		248	84,432	6,617		91,297
eNtoB Corporation		—	3		3		7,246	9,323	12		16,581
POSCO CHEMTECH		43,086	3,988		47,074		52,485	13,300	18,753		84,538
POSCO M-TECH		1,230	63		1,293		8,226	10,900	17,866		36,992
POSCO ENERGY CO., LTD.		9,177	2,934		12,111		—	2,292	—		2,292
POSCO TMC Co., Ltd.		64,832	30		64,862		1	—	144		145
POSCO AST		64,542	1,033		65,575		90	2,919	4,791		7,800
POSHIMETAL Co., Ltd.		1,233	221		1,454		—	15,191	—		15,191
Daewoo International Corporation		357,446	1,378		358,824		685	—	45		730
POSCO America Corporation		63,545	—		63,545		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,973	—	—		12,973
POSCO Asia Co., Ltd.		102,666	183		102,849		2,244	—	—		2,244
POSCO (Thailand) Company Limited		17,965	21		17,986		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		8,710	—		8,710		—	—	—		—
POSCO JAPAN Co., Ltd.		35,400	—		35,400		673	—	—		673
POSCO MEXICO S.A. DE C.V.		131,372	297		131,669		—	—	—		—
POSCO Maharashtra Steel Private Limited		55,249	2,628		57,877		—	—	—		—
Others		49,679	5,500		55,179		5,920	22,509	3,359		31,788

	￦	1,183,946	22,065	￦	1,206,011	￦	122,694	597,676	54,091	￦	774,461

Associates and joint ventures
POSMATE		—	78		78		168	2,175	3,972		6,315
SNNC		194	35		229		37,145	—	—		37,145
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		4,849	—		4,849		—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	—		—		2,273	—	—		2,273
Others		—	453		453		804	—	—		804

	￦	5,043	566	￦	5,609	￦	40,390	2,175	3,972	￦	46,537

	￦	1,188,989	22,631	￦	1,211,620	￦	163,084	599,851	58,063	￦	820,998

(c)	For the years ended December 31, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	2013		2012
Short-term benefits	￦	31,332	34,471
Long-term benefits		8,004	14,934
Retirement benefits		6,296	6,644

	￦	45,632	56,049

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million for the year ended December 31, 2012 (2013: nil).

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

38. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

(b)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2013, 193 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2013, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of December 31, 2013, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

76

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

(c)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦990.6 billion). Through trials to the year ended December 31, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of December 31, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit as of December 31, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of December 31, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of this civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of December 31, 2013.

2)	Other lawsuits and claims

The Company is involved in 37 other lawsuits and claims for alleged damages aggregating to ￦69 billion as of December 31, 2013, which arose in the ordinary course of business. In the opinion of management, these 37 lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. Additionally, no provision is recorded in connection with these 37 lawsuits and claims as of December 31, 2013 because the Company has not concluded that a probable loss has occurred on any of the lawsuits and claims.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2013 and 2012

39. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2013 and 2012 were as follows:

(in millions of Won)	2013		2012
Financial assets held for trading	￦	—	50,132
Trade accounts and notes receivable, net		679,054	107,670
Other accounts receivable		68,281	(25,074)
Accured income		—	601
Advance payments		1,162	307
Prepaid expenses		18,502	(18,273)
Inventories		860,472	1,740,679
Long-term guarantee deposits		(616)	(85)
Other long-term assets		(1,120)	(348)
Trade accounts payable		(242,871)	(415,787)
Other accounsts payable		(367,521)	19,072
Accrued expenses		(119,505)	192,539
Advances received		(23,575)	23,339
Withholdings		(5,058)	(4,572)
Unearned revenue		(4,427)	3,284
Other long-term liabilities		(1,069)	907
Payment severance benefits		(70,170)	(66,109)
Plan assets		(103,559)	(137,842)

	￦	687,980	1,470,440

40. Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2013 and 2012 are as follows:

(in millions of Won)	2013		2012
Construction-in-progress transferred to other accounts	￦	2,501,603	1,927,489
Other non-current asset transferred to investments in associates and joint ventures		—	257,878
Acquisition of short-term financial statements through issuance of treasury stocks		804,496	—
Financial guarantee liabilities		20,812	45,442

78

Independent Auditors’ Review Report on internal Accounting control system

English Translation of a Report Originally Issued in Korean

To the President of

POSCO:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2013. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2013 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2013. We did not review the Company’s IACS subsequent to December 31, 2013. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2014

79

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2013 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

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Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of POSCO:

I, as the Internal Accounting Control Officer (“IACO”) of POSCO (the Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) as of December 31, 2013.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses. I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2013, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

January 27, 2014

/s/ Chung, Joon-Yang
Chung, Joon-Yang, Chief Executive Officer

/s/ Park, Ki-Hong
Park, Ki-Hong, Internal Accounting Control Officer

81